Exhibit 10.6

TRANSMISSION SERVICE AGREEMENT (Unitil - 12.317 MW)

by and between

CENTRAL MAINE POWER COMPANY,

as Owner,

and

H.Q. ENERGY SERVICES (U.S.) INC.,

as Purchaser

Dated:  as of June 13, 2018

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ATTACHMENTS
Attachment A	Description of Transmission Projects
Attachment B	Critical Milestones
Attachment C	Owner Approvals
Attachment D	Canadian Approvals
Attachment E	Owner’s Preliminary Project Schedule and Construction Schedule
Attachment F	Required Insurance
Attachment G	Rate Adjustment Formula
Attachment H	Refund Calculation
Attachment I	Real Estate Rights
Attachment J	Form of Purchaser Guaranty

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TRANSMISSION SERVICE AGREEMENT

This TRANSMISSION SERVICE AGREEMENT (this “Agreement”), dated as of June 13, 2018 (the “Execution Date”), is made and entered into by and between Central Maine Power Company, a corporation organized and existing under the laws of the State of Maine (“Owner”), and H.Q. Energy Services (U.S.) Inc., a corporation organized and existing under the laws of the State of Delaware (“HQ-US” or “Purchaser”).  Owner and Purchaser are hereinafter sometimes also referred to individually as a “Party” or collectively as the “Parties.”

WITNESSETH

WHEREAS, Purchaser is an indirect, wholly-owned subsidiary of Hydro-Québec (as defined below);

WHEREAS, pursuant to “An Act to Promote Energy Diversity” that was signed into law in the Commonwealth of Massachusetts on August 8, 2016 (the “Energy Diversity Act”), Fitchburg Gas and Electric Light Company (d/b/a Unitil), Massachusetts Electric Company and Nantucket Electric Company (d/b/a National Grid), and NSTAR Electric Company (d/b/a Eversource Energy) (collectively, the “RFP Sponsors”) have solicited competitive proposals for clean energy generation for an annual amount of electricity equal to approximately 9.45 TWh;

WHEREAS, Owner and an Affiliate of HQ-US jointly submitted a proposal pursuant to such solicitation that includes up to 1,090 MW of clean energy generation obtained by HQ-US from its affiliate Hydro-Québec Production (a division of Hydro-Québec (as defined below), “HQP” and such generation, the “Hydro Generation”);

WHEREAS, concurrently with the execution and delivery of this Agreement, HQ-US has entered into a power purchase agreement (the “PPA”) with Unitil (“Distribution Company”) and additional power purchase agreements (the “Additional PPAs”) with the other RFP Sponsors with respect to an aggregate of 1,090 MW of Hydro Generation (and related renewable energy credits and environmental attributes);

WHEREAS, as part of the delivery of 1,090 MW of Hydro Generation for sale into the U.S. pursuant to the PPA and the Additional PPAs, Hydro-Québec TransÉnergie (“TransÉnergie”), a division of Hydro-Québec, intends to develop, construct, own and maintain a 1,200 MW +/-320 kV high-voltage direct current (“HVDC”) transmission line from the converter station at the Appalaches substation in Thetford Mines, Québec to the U.S. Border (as defined below) at Beattie Township, Maine (as further delineated in the diagram or described in Attachment A, the “Québec Line”);

WHEREAS, HQP has acquired from TransÉnergie firm transmission service over the Québec Line to permit the delivery of at least 1,200 MW of power into the U.S.;

WHEREAS, Owner intends to develop, construct, own and maintain a 1,200 MW +/-320 kV HVDC transmission line extending from the U.S. Border at Beattie Township, Maine to a new direct current to alternating current (“AC”) converter station to be located at Merrill Road in the City of Lewiston in the State of Maine (the transmission line and converter station, as more fully described in Attachment A, the “HVDC Line”);

WHEREAS, in order to interconnect the HVDC Line with the bulk power systems in New England, Owner intends to develop, construct, own and maintain additional 345 kV AC transmission lines, rebuilt 115 kV AC transmission lines and other substation equipment more fully described in Attachment A (together with the Merrill Road substation at its northern terminus and the associated equipment, as more fully described in Attachment A, the “AC Line” and, together with the HVDC Line, the “NECEC Transmission Line”);

WHEREAS, although Owner has performed studies believed to replicate those utilized by ISO-NE and does not believe that AC Upgrades (as defined below) or CCIS Capacity Upgrades (as defined below) will be required as a consequence of the construction and operation of the NECEC Transmission Line and the consummation of the transactions contemplated by this Agreement, this Agreement, the Distribution Company TSA (as defined below), the Additional RFP Sponsor TSAs (as defined below), the Purchaser TSAs, the 110 MW TSA, the PPA or the Additional PPAs, ISO-NE (as defined below) may require certain AC Upgrades or CCIS Capacity Upgrades to be developed, constructed, owned and maintained by certain transmission owners other than Owner (which may include Affiliates of Owner) within their existing service territories in New England in order to interconnect the NECEC Transmission Line with the New England Transmission System (as defined below) in a safe and reliable manner, which AC Upgrades or CCIS Capacity Upgrades (if any) will be performed at Owner’s sole expense;

WHEREAS, concurrently with the execution and delivery of this Agreement, Owner has entered into a transmission service agreement (the “Distribution Company TSA”) with Distribution Company to sell 12.317 MW of firm transmission service for the first twenty (20) years following the Commercial Operation Date (as defined below) and additional transmission service agreements (the “Additional RFP Sponsor TSAs”) with the other RFP Sponsors to sell an aggregate of 1,077.683 MW of firm transmission service for the first twenty (20) years following the Commercial Operation Date; and

WHEREAS, Owner desires to sell Firm Transmission Service (as defined below) to Purchaser for years twenty-one (21) through forty (40) following the Commercial Operation Date, and Purchaser desires to acquire such Firm Transmission Service from Owner, at the rates and on the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

Article I

DEFINITIONS AND RULES OF INTERPRETATION

Section 1.1Definitions.  As used herein, the following terms shall have the following respective meanings:

“110 MW TSA” means that certain Transmission Service Agreement between Purchaser and Owner, dated as of the date hereof, pursuant to which Purchaser has acquired transmission service for up to 110 MW of capacity for forty (40) years following the Commercial Operation Date.

“110 MW TSA Capacity” means the firm capacity of the NECEC Transmission Line of up to 110 MW that Purchaser has committed in the 110 MW TSA to purchase in the forty (40) years following the Commercial Operation Date.

“110 MW TSA FERC Order” means an order accepting or approving the 110 MW TSA for filing.

“AC” has the meaning provided in the recitals to this Agreement.

“AC Line” has the meaning provided in the recitals to this Agreement.

“AC Upgrade Approvals” means, collectively, any Governmental Approvals or Third Party Consents, in each case, that are required to commence construction of the AC Upgrades.

“AC Upgrade Owners” means, collectively, any Person responsible for constructing one or more AC Upgrades pursuant to a facilities agreement.

“AC Upgrades” means any additions, upgrades, reinforcements or other modifications to the New England Transmission System that ISO-NE determines, pursuant to Section I.3.9 of the ISO-NE Tariff, to be required, at a minimum, to interconnect the NECEC Transmission Line at the Delivery Point with the New England Transmission System.

“Acquisition Notice” has the meaning provided in Section 14.7(b).

“Additional Bids” has the meaning provided in Article XVIII.

“Additional Credit Support” means one or more of the following, issued in favor of or otherwise held by or for the benefit of Owner or Purchaser, as applicable:

(a) a guaranty, in form and substance reasonably satisfactory to Purchaser or Owner (as applicable), issued by an Affiliate of Owner or Purchaser (as applicable) that meets the Credit Rating Requirements;

(b) a Letter of Credit, in form and substance reasonably satisfactory to Purchaser or Owner (as applicable); or

(c) Cash.

“Additional RFP Sponsor TSAs” has the meaning provided in the recitals to this Agreement.

“Additional RFP Sponsor TSA FERC Order” means an order accepting or approving one or more Additional RFP Sponsor TSAs for filing.

“Additional PPAs” has the meaning provided in the recitals to this Agreement.

“Adverse Determination” has the meaning provided in Section 19.2(c).

“Affiliate” means, with respect to a specified Person, any other Person that directly or indirectly Controls, is Controlled by or is under common Control with the specified Person; provided, however, that, with respect to Purchaser, a Person shall not be an “Affiliate” of Purchaser unless such Person is Hydro-Québec (including, for the avoidance of doubt, a division of Hydro-Québec) or Controlled by Hydro-Québec.

“Agreement” has the meaning provided in the preamble to this Agreement.

“Applicable Law” means any duly promulgated federal, national, state, provincial or local law, regulation, rule, ordinance, code, decree, judgment, directive or judicial or administrative order, permit or other duly authorized and valid action of any Governmental Authority, including any binding interpretation of any of the foregoing by any Governmental Authority, which is applicable to a Person, its property or a transaction, and also including Section 83D, the regulations promulgated under Section 83D, the Regulatory Approval and any other orders of the MDPU with respect to this Agreement.

“Approval Deadline” has the meaning provided in the Distribution Company TSA and may be extended in accordance with Section 4.1(c) or Section 4.1(e).

“Available Transfer Capability” means the lesser of (a) 1,090 MW or (b) the Total Transfer Capability.

“Bankruptcy Code” means the United States Bankruptcy Code, 11 U.S.C. § 101 et seq.

“Business Day” means any day except Saturday, Sunday or any other day on which the Federal Reserve member banks are required or authorized to close for business.

“Canadian Approval Deadline” has the meaning provided in the Distribution Company TSA and may be extended in accordance with Section 4.1(c) or Section 4.1(e).

“Canadian Approvals” means, collectively, those Governmental Approvals and Third Party Consents, in each case, that are required to commence construction of the Québec Line in a manner consistent with Attachment A, all as set forth in Attachment D.

“Cash” means U.S. dollars held by or on behalf of a Party as Credit Support hereunder.

“CCIS Capacity Upgrade” means any upgrade determined by ISO-NE as necessary in order for the NECEC Transmission Line Capacity to satisfy the Capacity Capability Interconnection Standard under and as defined in the ISO-NE Tariff.

“COD Notice” has the meaning provided in Section 4.2(c).

“Commercial Operation” means the availability of the NECEC Transmission Line for the provision of Firm Transmission Service in accordance with this Agreement and the Distribution Company TSA.

“Commercial Operation Date” has the meaning provided in Section 4.2(c).

“Commissioning” means (a) with respect to the NECEC Transmission Line, the start-up and testing activities required to demonstrate that the NECEC Transmission Line is ready for Commercial Operation and (b) with respect to the Québec Line, the start-up and testing activities required to demonstrate that the Québec Line is ready for commercial operation, consistent with Section 4.3(f).

“Concurrent Delay” has the meaning provided in Section 4.4.3.

“Confidential Information” means (a) this Agreement, (b) any documents, analyses, compilations, studies, or other materials prepared by or information received from a Party or its representatives that contain or reflect written or oral data or information that is privileged, confidential or proprietary and that is marked or otherwise clearly identified as “confidential” or “proprietary” or with words of like meaning, or (c) any subsequently prepared documents, analyses, compilations, studies or other materials or information that are derived from any of the documents, analyses, compilations, studies or other materials or information described in the foregoing clause (b).  Without limiting the generality of the foregoing, all information provided to Purchaser or Owner under Sections 2.4, 5.2 and 6.3 hereof shall be deemed to be Confidential Information, whether or not such information is marked as “confidential” or “proprietary.”

“Consent” means, with respect to a Person, any approval, consent, permit, license, decree, certificate or other authorization of or from such Person.

“Construction Authorizations” means, collectively, those Governmental Approvals and Third Party Consents, in each case, that are required to commence construction of the NECEC Transmission Line, other than the ISO-NE Approval, including the approvals of the Maine Department of Environmental Protection, the U.S. Army Corp of Engineers, the Maine Public Utilities Commission and the U.S. Department of Energy (the Presidential Permit), as more fully set forth in Attachment C.

“Construction Contract” means any contract entered into by Owner that provides for the engineering, procurement or construction of the NECEC Transmission Line.

“Construction Phase” means the period commencing upon the receipt of the FERC Authorization or such other date to which the Parties shall mutually agree in writing, and ending on the day immediately preceding the Commercial Operation Date or upon the earlier termination of this Agreement pursuant to its terms (regardless of whether or not any such day is a Business Day).

“Contract Capacity” means the Proportionate Share multiplied by the NECEC Transmission Line Capacity.

“Contract Year” means each twelve-month period during the Term, with the first Contract Year commencing on the Commercial Operation Date and with each Contract Year after the first commencing on the anniversary of the Commercial Operation Date.

“Control” (including its correlative meanings “Controlled by” and “under common Control with”) means, with respect to a Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the specified Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or Applicable Law or otherwise.

“Converter Station Contract Deadline” means July 30, 2019 (as the same may be extended in accordance with Section 4.1(c), Section 4.1(d) or Section 4.1(e)), or such later date to which the Parties shall mutually agree in writing.

“Credit Rating Requirements” means a long-term credit rating of at least “BBB-” by S&P or “Baa3” by Moody’s.

“Credit Support” means collateral in the form of (a) Cash or (b) a Letter of Credit issued by a Qualified Bank in a form reasonably satisfactory to the beneficiary.

“Critical Energy Infrastructure Information” means any information defined as Critical Energy Infrastructure Information by FERC pursuant to 18 C.F.R. § 388.113, and shall include all Critical Infrastructure Protection (CIP) standards (CIP-002 through CIP-009) established by NERC.

“Critical Milestone” has the meaning provided in Section 4.1(a).

“Delivery Point” means the southern terminus of the NECEC Transmission Line at the Larrabee Road substation in Lewiston, Maine, as illustrated in Attachment A.

“Design Capability” means the maximum amount of electric power that the materials, equipment and structures comprising the HVDC Transmission Project will be designed to transfer bi-directionally in a safe and reliable manner, which amount shall be sufficient to permit the north-to-south delivery of all amounts scheduled for delivery in an aggregate amount of at least 1,090 MW, but not to exceed 1,200 MW, of electrical energy at the Delivery Point.

“Discount Rate” means the prime rate specified in the “Money and Investing” section of the Wall Street Journal, determined as of the date of the notice of default, plus 300 basis points.

“Dispute” means any dispute, controversy or claim of any kind whatsoever arising out of or relating to a Proposal Agreement, including relating to the interpretation of the terms thereof or any Applicable Law that affects such Proposal Agreement, or the transactions contemplated thereunder, or the breach, termination or validity thereof.

“Distribution Company” has the meaning provided in the recitals to this Agreement.

“Distribution Company TSA” has the meaning provided in the recitals to this Agreement.

“Distribution Company TSA Amendment” has the meaning provided in Section 2.3.

“Distribution Company TSA Critical Milestones” means the “Critical Milestones” as defined in the Distribution Company TSA.

“Distribution Company TSA FERC Order” has the meaning provided in Section 2.3.

“Effective Date” has the meaning provided in Section 3.1.

“Energy Diversity Act” has the meaning provided in the recitals to this Agreement.

“Excused Outages” has the meaning provided in Section 7.2(a).

“Execution Date” has the meaning provided in the preamble to this Agreement.

“Federal Power Act” means the United States Federal Power Act of 1935, as amended, 16 U.S.C. § 791a et seq.

“FERC” means the Federal Energy Regulatory Commission, or any successor regulatory agency that administers the Federal Power Act.

“FERC Amendment” has the meaning provided in Section 2.2(b).

“FERC Authorization” means, collectively, any FERC order that is not subject to rehearing or appeal authorizing Owner to provide Firm Transmission Service, including the FERC Order, the Distribution Company TSA FERC Order, any Additional RFP Sponsor TSA FERC Order, any Purchaser TSA FERC Order and the 110 MW TSA FERC Order, and any authorization from FERC with respect to the Transmission Operating Agreement or Interconnection Agreements.

“FERC Order” has the meaning provided in Section 2.2(a).

“Financial Transmission Rights” means Financial Transmission Rights, as defined in the ISO-NE Tariff.

“Financing Deadline” has the meaning provided in the Distribution Company TSA and may be extended in accordance with Section 4.1(c) or Section 4.1(e).

“Firm Transmission Service” has the meaning provided in Section 7.1.1.

“Fixed Credit Support” has the meaning provided in the PPA.

“Force Majeure” has the meaning provided in Section 15.1(a).

“Good Utility Practice” means those design, construction, operation, maintenance, repair, removal and disposal practices, methods and acts that are engaged in by a significant portion of the electric transmission industry in the United States during the relevant time period, or any other practices, methods or acts that, in the exercise of reasonable judgment in light of the facts known at the time a decision is made, could have been expected to accomplish a desired result at a reasonable cost consistent with good business practices, reliability, safety and expedition.  Good Utility Practice is not intended to be the optimum practice, method or act to the exclusion of others but rather to be a spectrum of acceptable practices, methods or acts generally accepted in such electric transmission industry for the design, construction, operation, maintenance, repair, removal and disposal of electric transmission facilities in the United States.  Good Utility Practice shall not be determined after the fact in light of the results achieved by the practices, methods, or acts undertaken, but rather shall be determined based upon the consistency of (a) the practices, methods, or acts when undertaken with (b) the standard set forth in the first two (2) sentences of this definition at such time.

“Governmental Approval” means (a) any authorization, consent, approval, license, lease, ruling, permit, tariff, rate, certification, waiver, exemption, filing, variance, claim, order, judgment or decree of, by or with, (b) any required notice to, (c) any declaration of or with or (d) any registration by or with, any Governmental Authority, including any FERC Authorization.

“Governmental Authority” means any government or agency or other political subdivision thereof, including any province, state or municipality, or any other governmental, quasi-governmental, judicial, executive, legislative, administrative, regulatory, public or statutory instrumentality, authority, body, agency, commission, department, board, bureau or entity exercising judicial, executive, legislative, administrative or regulatory functions, any court or arbitrator with authority to bind a party at law, and shall include, to the extent exercising powers delegated by any Governmental Authority acting under Applicable Law, NERC and ISO-NE.

“Hourly Availability” means, with respect to any hour, the availability of the NECEC Transmission Line for the purposes of this Agreement, which shall equal (a) the Proportionate Share of the Available Transfer Capability for such hour, divided by (b) the Contract Capacity, expressed as a percentage; provided, however, that, for any hour, such availability of the NECEC Transmission Line shall not exceed one hundred percent (100%).

“HQ-US” has the meaning provided in the preamble to this Agreement.

“HQE” means Hydro-Québec Équipment, a division of Hydro-Québec.

“HQP” has the meaning provided in the recitals to this Agreement.

“HVDC” has the meaning provided in the recitals to this Agreement.

“HVDC Line” has the meaning provided in the recitals to this Agreement.

“HVDC Transmission Project” means, collectively, (a) the Québec Line and (b) the NECEC Transmission Line.

“Hydro Generation” has the meaning provided in the recitals to this Agreement.

“Hydro-Québec” means Hydro-Québec, a body politic and corporate, duly incorporated and regulated by the Hydro-Québec Act (R.S.Q., Chapter H-5).  As of the Execution Date, Hydro-Québec has four divisions: HQP, TransÉnergie, Hydro-Québec Distribution and HQE.

“Hydro-Quebec Guaranty” has the meaning provided in Section 16.1.

“Immunities Act” means the United States Foreign Sovereign Immunities Act of 1976, 28 U.S.C. § 1602 et seq.

“Indemnification Notice” has the meaning provided in Section 20.4.

“Indemnified Party” has the meaning provided in Section 20.4.

“Indemnifying Party” has the meaning provided in Section 20.4.

“Insolvency Event” means, with respect to a Person, such Person (a) becomes “insolvent,” as defined in the Bankruptcy Code, or otherwise becomes bankrupt or insolvent under any Insolvency Laws, (b) has a liquidator, administrator, receiver, custodian, trustee, conservator or similar official appointed with respect to such Person or any material portion of such Person’s assets or such Person consents to such appointment, or a foreclosure action is instituted with respect to any material portion of such Person’s assets and is not dismissed within thirty (30) days of commencement thereof, (c) files a voluntary petition or otherwise authorizes or commences a proceeding or cause of action under the Bankruptcy Code or Insolvency Laws, (d) has an involuntary petition filed against it or acquiesces in the commencement of a proceeding or cause of action as the subject debtor under the Bankruptcy Code or Insolvency Laws, which petition is not dismissed within thirty (30) days after the filing thereof or results in the issuance of an order for relief against such Person, (e) makes or consents to an assignment of its assets in whole or in part, for the benefit of creditors or any general arrangement for the benefit of creditors, or a common law composition of creditors or (f) generally is unable to pay its debts as they fall due, or admits in writing to such inability.

“Insolvency Laws” means any bankruptcy, insolvency, reorganization or similar laws of the U.S., Canada, or other Governmental Authority, as applicable, other than the Bankruptcy Code.

“Interconnection Agreements” means, collectively, (a) an agreement by and among Owner, TransÉnergie and ISO-NE that sets forth such parties’ respective rights and obligations following the interconnection at the U.S. Border of the NECEC Transmission Line with the Québec Line and (b) an agreement by and between Owner and ISO-NE that sets forth such parties’ respective rights and obligations following the interconnection at the Delivery Point of the NECEC Transmission Line with certain transmission facilities operated by ISO-NE.  The Interconnection Agreements shall address cost responsibilities among entities other than the Distribution Company and the other RFP Sponsors and shall include provisions, both technical and otherwise, for safe and reliable interconnected operations of the HVDC Transmission Project following Commercial Operation (including use of the HVDC Transmission Project for the delivery of electric power in emergency circumstances).

“Interested Party” means, collectively, the Parties and, if and as applicable, the RFP Sponsors.

“Invoice” means, with respect to a calendar month, an invoice that sets forth the amounts owed to the applicable Party with respect to such month in reasonable detail to evidence the basis for individual billings and charges.

“ISO-NE” means ISO New England Inc., or its successor organization.

“ISO-NE Approval” means approval by ISO-NE to operate the NECEC Transmission Line up to 1,200 MW.

“ISO-NE Definitions Manual” means the ISO New England Manual for Definitions and Abbreviations, Manual M-35, as in effect from time to time.

“ISO-NE Rules” means the ISO-NE Tariff and all ISO-NE manuals, rules, procedures, agreements or other documents relating to the reliable operation of the electric system in New England and the purchase and sale of electrical energy, electrical capacity and ancillary services, as such govern market participants with respect thereto in the operating jurisdiction of ISO-NE, as in effect from time to time, including the ISO-NE Definitions Manual; provided that such documents are publicly accessible.

“ISO-NE Tariff” means the ISO New England Inc. Transmission, Markets and Services Tariff, FERC Electric Tariff No. 3, as in effect from time to time, on file with FERC, or its successor tariff.

“Joint Development Agreement” has the meaning provided in Section 5.3.

“kV” means kilovolt.

“KW” means kilowatt.

“Letter of Credit” means an irrevocable, non-transferable standby letter of credit issued by a Qualified Bank utilizing a form acceptable to the Party in whose favor such letter of credit is issued.  All costs relating to any Letter of Credit shall be for the account of the Party providing that Letter of Credit.

“Maintenance Plan” means an annual plan for the management, operation and ordinary maintenance of the NECEC Transmission Line, which plan shall include a description of the scope and nature of the planned operating and maintenance programs and planned and preventive maintenance procedures for the NECEC Transmission Line, and the scheduled maintenance and other planned outages of the NECEC Transmission Line, in each case, in accordance with Section 6.3 hereof and the requirements of the PPA.

“Market Products” means, collectively, all products (however entitled and whether existing now or in the future) that (a) are recognized under ISO-NE Rules, (b) derive from the acquisition of transmission service over the NECEC Transmission Line under this Agreement and (c) can be sold for consideration or otherwise have economic value, including electrical energy, electrical capacity and ancillary services, including reserve products (including spinning and non-spinning reserves).

“Marketing Activities” means a specific offering by Owner of the NECEC Transmission Line (without any other material assets) for purchase by one or more third parties (other than an Affiliate of Owner).

“Marketing Notice” has the meaning provided in Section 5.9(a).

“Material Adverse Effect” means, with respect to a Party, a material adverse effect on the ability of such Party to perform any of its obligations under this Agreement.

“MDPU” means the Massachusetts Department of Public Utilities.

“Minimum Average Availability” means ninety percent (90%) of the Contract Capacity, provided that, during the Remediation Period, if applicable, for every ten (10) MW that the maximum operating agreement of the NECEC Transmission Line is below 1,090 MW, the Minimum Average Availability shall be increased by one percent (1%), and provided further that, if, at the earlier of the Owner Remediation Date or the end of the Remediation Period, the NECEC Transmission Line is operating at an operating capacity below 1090 MW in any of the circumstances described in Section 4.4.1(c)(ii), the Minimum Average Availability shall be increased by one-half of one percent (0.5%) for each 5 MW by which the operating capacity of the NECEC Transmission Line is below 1,090 MW.

“Municipal Owner Approval Deadline” means March 31, 2022 (as the same may be extended in accordance with Section 4.1(c) or Section 4.1(e)), or such later date to which the Parties shall mutually agree in writing.

“Municipal Owner Approvals” means the Owner Approvals identified in paragraph 10 of Attachment C that are required to construct, own, and operate the NECEC Transmission Line.

“MW” means megawatt.

“NECEC Facilities” has the meaning provided in Section 8.3.

“NECEC Transmission Line” has the meaning provided in the recitals to this Agreement.

“NECEC Transmission Line Capacity” means (a) 1,090 MW or (b) such lesser amount as may be established by the Commissioning of the NECEC Transmission Line, in each case as measured at the Delivery Point; provided that the amount under clause (b) shall be increased if the capacity is increased after the Commercial Operation Date pursuant to Section 4.4.1(c), Section 4.4.2(b) or Section 4.4.3(b).

“NERC” means the North American Electric Reliability Corporation, or its successor organization.

“Net Book Value” means, at any time, an amount equal to the original cost of construction minus depreciation (using a forty (40)-year depreciation schedule), as calculated in accordance with generally accepted accounting principles.

“New England Transmission System” means New England Transmission System, as defined in the ISO-NE Tariff.

“Non-Excused Outage” means any outage of the NECEC Transmission Line or reduction in the Total Transfer Capability below the NECEC Transmission Line Capacity, except due to an Excused Outage.

“Non-Excused Outage Payment” means, with respect to any month during which a Non-Excused Outage occurs, an amount equal to:

(a) the excess, in MW, if any, of (i) the Contract Capacity multiplied by the Minimum Average Availability over (ii) the Contract Capacity multiplied by the average Hourly Availability of the NECEC Transmission Line for such month, multiplied by

(b) $6, multiplied by

(c) the number of hours in such month.

“OASIS” means the Open Access Same-Time Information System.

“OASIS Administrator” has the meaning provided in Section 10.3(a).

“Offer Price” has the meaning provided in Section 5.9(a).

“Other Transmission Rights” means, collectively, any Financial Transmission Rights (or any similar concept), auction revenue rights or other financial or physical transmission rights, in each case, whether existing now or in the future, associated with the NECEC Transmission Line or AC Upgrades.

“Owner” has the meaning provided in the preamble to this Agreement.

“Owner Approvals” means, collectively, (a) the Construction Authorizations and (b) the ISO-NE Approval, all as set forth in Attachment C.

“Owner Default” has the meaning provided in Section 14.3.

“Owner Delay” has the meaning provided in Section 4.4.1.

“Owner Indemnified Party” has the meaning provided in Section 20.1.

“Owner Remediation Date” has the meaning provided in Section 4.4.1(c)(i).

“Owner Security” has the meaning provided in the Distribution Company TSA.

“Owner Termination Payment” means (a) if prior to the Commercial Operation Date, (i) liquidated damages in an amount equal to the Proportionate Share multiplied by fifty percent (50%) of all costs prudently incurred by TransÉnergie as of the termination date in connection with the development and construction of the Québec Line, and (ii) if the PPA has also been terminated pursuant to Section 9.2(b) thereof or, if due to a default by Owner under the Distribution Company TSA, Section 9.2(c) of the PPA, an amount equal to any Fixed Credit Support or (b) if on or after the Commercial Operation Date, an amount equal to the amounts paid by Purchaser to Distribution Company under the PPA (including any amounts drawn on any Credit Support provided by Purchaser under the PPA), arising out of or in connection with the Owner Default and termination of this Agreement.  For the avoidance of doubt, the amounts described in the foregoing clause (b) shall be without duplication of any amounts paid by Owner to Distribution Company under the Distribution Company TSA in satisfaction of any liabilities to Distribution Company under the PPA. For purposes of calculating the Owner Termination Payment, the denominator in “Proportionate Share” shall be 1,200 MW.

“Owner’s Construction Progress Report” has the meaning provided in Section 5.2.3(a).

“Owner’s Construction Schedule” has the meaning provided in Section 5.2.2.

“Owner’s Preliminary Schedule” has the meaning provided in Section 5.2.1.

“Parties” and “Party” have the meanings provided in the preamble to this Agreement.

“Person” means any legal person, including any natural person, domestic or foreign corporation, limited liability company, general or limited partnership, joint venture, association, joint stock company, business trust, estate, trust, enterprise, unincorporated organization, any Governmental Authority, or any other legal or commercial entity.

“Physical Transmission Line Capacity” means the sum of the NECEC Transmission Line Capacity and the 110 MW TSA Capacity.

“Power Cost Reconciliation Tariff” means a fully reconciling cost recovery tariff mechanism that authorizes the establishment of a distribution charge that fully recovers Distribution Company’s net costs under the Distribution Company TSA (including annual remuneration of up to two and three-quarters percent (2.75%)).  The rate reconciliation shall be designed in such a way as to limit the build-up of any under or over-recoveries over the course of the year.  A reconciliation shall occur at least annually, but may also be reconciled quarterly or monthly, to the extent necessary to eliminate regulatory lag for the recovery of costs or crediting of over-recoveries to customers.

“PPA” has the meaning provided in the recitals to this Agreement.

“PPA Contract Maximum Amount” means 12.317 MW, as such amount may be adjusted in accordance with the terms of the PPA.

“Presidential Permit” means the permit granted by the U.S. Department of Energy, pursuant to Executive Order 10485 as amended by Executive Order 12038, authorizing the construction, operation, maintenance and connection of facilities for the transmission of electric energy at the international border between the United States and Canada.

“Project Schedule” means a schedule setting forth the proposed engineering, procurement, construction and testing milestone schedule for (a) the NECEC Transmission Line based upon the Construction Contracts, (b) the Québec Line and (c) the AC Upgrades and the CCIS Capacity Upgrades based upon such information as can reasonably be obtained by Owner from the AC Upgrade Owners, recognizing that one or more Project Schedules will be completed and delivered before the date on which the AC Upgrades and the CCIS Capacity Upgrades are formally identified under this Agreement.

“Proportionate Share” means a fraction with the numerator equal to 12.317 MW and the denominator equal to 1,090 MW .

“Proposal Agreements” means, collectively, this Agreement, the 110 MW TSA, the Distribution Company TSA, the Additional RFP Sponsor TSAs, the Purchaser TSAs, the PPA and the Additional PPAs.

“Purchased Power Accounting Authorization” means authorization for Distribution Company, at Distribution Company’s sole discretion, to take appropriate steps to assure avoidance of a material, negative balance sheet impact on Distribution Company or Distribution Company’s direct or indirect parent company, upon appropriate filing with and approval by the MDPU.

“Purchaser” has the meaning provided in the preamble to this Agreement.

“Purchaser Default” has the meaning provided in Section 14.1.

“Purchaser Delay” has the meaning provided in Section 4.4.2(a).

“Purchaser Guarantor” means Hydro-Québec.

“Purchaser Indemnified Party” has the meaning provided in Section 20.2.

“Purchaser Term” has the meaning provided in Section 8.1.

“Purchaser Termination Payment” means (a) if prior to the Commercial Operation Date, an amount equal to the Proportionate Share of all costs prudently incurred by Owner as of the termination date in connection with the development and construction of the NECEC Transmission Line or (b) if on or after the Commercial Operation Date, an amount equal to the Proportionate Share multiplied by the Net Book Value of the NECEC Transmission Line minus the present value, discounted at the Discount Rate, of the Proportionate Share of revenues (if any) to be received by Owner, acting in a commercially reasonable manner, pursuant to contracts (if any) entered into by Owner during the sixty (60) day period immediately following the delivery of the termination notice, from one or more other purchasers or payors over the remainder of the Term for transmission service utilizing the NECEC Transmission Line up to an amount of generation at the Contract Capacity (net of operating costs in respect of such revenues), provided that, for purposes of calculating the Purchaser Termination Payment, the denominator in “Proportionate Share” shall be 1,200 MW.

“Purchaser TSA” means any transmission service agreement entered into between Purchaser and Owner (other than this Agreement), pursuant to which Purchaser acquires firm transmission service for years twenty-one (21) through forty (40) following the Commercial Operation Date.

“Purchaser TSA FERC Order” means an order issued by FERC accepting or approving one or more Purchaser TSAs for filing.

“Qualified Bank” means a U.S. commercial bank (or the U.S. branch of a foreign bank) having (a) assets on its most recent balance sheet of at least $10 billion and (b) a long-term credit rating of at least “A-” by S&P or “A3” by Moody’s (or its equivalent).

“Québec Converter Station Contract Deadline” means July 30, 2019 (as the same may be extended in accordance with Section 4.1(c), 4.1(d) or 4.1(e)), or such later date to which the Parties shall mutually agree in writing.

“Québec Line” has the meaning provided in the recitals to this Agreement.

“Québec Line Capacity Deficiency Payment” means the Proportionate Share of (i) all costs prudently incurred by Owner as of the Commercial Operation Date in connection with the development and construction of the NECEC Transmission Line, multiplied by (ii) a fraction, the numerator of which is (A) the difference between the lesser of (x) the operating capacity of the NECEC Transmission Line and (y) 1,090 MW, and the operating capacity of the Québec Line, and the denominator of which is (B) the lesser of (x) the operating capacity of the NECEC Transmission Line or (y) 1,090 MW.

“Real Power Losses” means energy consumed by the electrical impedance characteristics of the NECEC Transmission Line.

“Recovery” has the meaning provided in Section 20.7.

“Regulatory Approval” means the MDPU approval of the Distribution Company TSA, which approval shall include: (1) confirmation that the Distribution Company TSA has been approved under Section 83D and the regulations promulgated thereunder and that all of the terms of such Section 83D and such regulations apply to the Distribution Company TSA; (2) definitive regulatory authorization for Distribution Company to recover all of its costs incurred under and in connection with the Distribution Company TSA for the entire term of the Distribution Company TSA through the implementation of a Power Cost Reconciliation Tariff or other cost recovery or reconciliation mechanisms; (3) definitive regulatory authorization for Distribution Company to recover remuneration of up to two and three-quarters percent (2.75%) of Distribution Company’s annual payments under the Distribution Company TSA for the term of the Distribution Company TSA through the Power Cost Reconciliation Tariff; and (4) approval of any Purchased Power Accounting Authorization requested by Distribution Company in connection with the Regulatory Approval. Such approvals shall be acceptable in form and substance to Distribution Company in its sole discretion and shall not include any conditions or modifications that Distribution Company deems, in its sole discretion, to be unacceptable, and shall be final and not subject to appear or rehearing.

“Regulatory Approval Delay” means any delay in the receipt of the Regulatory Approval beyond January 25, 2019.

“Regulatory Approval Termination Outside Date” has the meaning provided in Section 3.3.1(a).

“RFP Sponsors” has the meaning provided in the recitals to this Agreement.

“Section 83D” means Section 83D of the Energy Diversity Act.

“Scheduling Rules” has the meaning provided in Section 7.1.3.

“Step-In Trigger Event” has the meaning provided in Section 14.7(f).

“Target Date” has the meaning provided in Section 4.2(a).

“Term” has the meaning provided in Section 3.2.

“Third Party Claim” has the meaning provided in Section 20.4.

“Third Party Consent” means any Consent of a Person other than a Governmental Authority.

“Total Transfer Capability” means the Total Transfer Capability of the NECEC Transmission Line, as defined in, and established in accordance with, the ISO-NE Tariff and determined by ISO-NE for each hour.

“TransÉnergie” has the meaning provided in the recitals to this Agreement.

“TransÉnergie OATT” means the Hydro-Québec Open Access Transmission Tariff, as amended or accepted by the Régie de l’énergie from time to time.

“Transfer” has the meaning provided in Section 22.1(a).

“Transmission Operating Agreement” means an agreement entered into by and between Owner and ISO-NE for transmission operating services over the NECEC Transmission Line under which operating control (as defined in such agreement) of the NECEC Transmission Line is transferred from Owner to ISO-NE.

“Transmission Operator” means ISO-NE acting in its capacity pursuant to the Transmission Operating Agreement.

“Transmission Percentage” means a fraction with the numerator equal to the Contract Capacity and the denominator equal to the Physical Transmission Line Capacity.

“Transmission Service Payment” has the meaning provided in Section 8.1.

“Unfavorable FERC Decision” has the meaning provided in Section 2.2(a).

“Unfavorable MDPU Order” has the meaning provided in Section 2.3.

“United States” or “U.S.” means the United States of America.

“U.S. Border” means the location on or near the international border between the State of Maine and the Province of Québec where the HVDC Line and the Québec Line interconnect.

Section 1.2Interpretation.  In this Agreement, unless the context otherwise requires, the following rules shall apply to the usage of terms:

Section 1.2.1 Singular; Plural; Gender; Corollary Meaning.  The singular shall include the plural and vice versa, and any pronoun shall include the corresponding masculine, feminine and neuter forms.  If a term is defined as one part of speech (such as a noun), then it shall have a corresponding meaning when used as another part of speech (such as a verb).

Section 1.2.2 Coordinating Conjunctions.  The word “or” shall have the inclusive meaning represented by the phrase “and/or.”

Section 1.2.3 Self-Reference.  The words “hereof,” “herein,” “hereto” and “hereunder” and words of similar import when used in this Agreement shall, unless otherwise expressly specified, refer to this Agreement as a whole and not to any particular provision of this Agreement.

Section 1.2.4 Inclusive References.  The words “include,” “includes” and “including” when used in this Agreement shall be deemed to be followed by “without limitation” or “but not limited to,” whether or not they are in fact followed by such words or words of like import.

Section 1.2.5 Incorporation by Reference.  Any reference in this Agreement to an “Article,” “Section” or other subdivision or to an “Attachment” or other schedule or attachment shall be references to an article, section or other subdivision of, or to a schedule or attachment to, this Agreement, unless otherwise stated, and all such Articles, Sections and Attachments are incorporated into this Agreement by reference (all of which comprise part of one and the same agreement with equal force and effect).  In the event of any conflict or other inconsistency between the main body of this Agreement and any attachment or schedule to this Agreement, the provisions of the main body of this Agreement shall prevail.

Section 1.2.6 Subsequent Acts.  Any references in this Agreement to any statute shall be deemed to refer to such statute, as amended or replaced from time to time, including by succession of comparable successor statute, and all rules and regulations promulgated thereunder.  In the event any index or publication referenced in this Agreement ceases to be published or a concept defined by reference to any such index or publication ceases to exist, each such reference shall be deemed to be a reference to a successor or alternate index, publication or concept reasonably agreed to by the Parties.  Unless specified otherwise, a reference to a given agreement or instrument, and all schedules and attachments thereto, shall be a reference to that agreement or instrument as modified, amended, supplemented and restated, and as in effect from time to time.

Section 1.2.7 Inclusive of Permitted Successors.  Unless otherwise expressly stated, references to any Person also include its permitted successors and assigns.

Section 1.2.8 Time Computation.  In this Agreement, in the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding.”

Section 1.2.9 Business Days.  Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.  Whenever any action must be taken under this Agreement on or by a day that is not a Business Day, such action may be validly taken on or by the next day that is a Business Day, and in the case of payments (including refunds of payments), no interest shall accrue on the amount due; provided that such payment is made in full on the next day that is a Business Day.

Section 1.2.10 Governmental Approvals.  Except as otherwise expressly provided in this Agreement, any Governmental Approval shall be deemed to be received upon issuance, even if such Governmental Approval is subject to appeal or rehearing.

Section 1.2.11 Currency.  All references to prices, values or monetary amounts referred to in this Agreement shall be paid in United States currency, unless expressly provided otherwise.

Article II

REGULATORY FILINGS AND REQUIRED APPROVALS

Section 2.1MDPU Filing; FERC Filings.

(a)Owner shall use commercially reasonable efforts to cause Distribution Company to: (i) file for the Regulatory Approval as soon as practicable following the execution of the Distribution Company TSA, and (ii) use commercially reasonable efforts to file within sixty (60) days thereafter.

(b)Owner shall file the Distribution Company TSA with FERC pursuant to Section 205 of the Federal Power Act and 18 C.F.R. Part 35 as soon as practicable following the date when Distribution Company files for the Regulatory Approval, and in any event within thirty (30) days thereafter. Such filing with FERC shall include waiver requests for the effective date of the Distribution Company TSA to occur consistent with Section 3.1 thereof, which effective date may be more than one hundred twenty (120) days before the Commercial Operation Date. Owner shall file this Agreement with FERC pursuant to Section 205 of the Federal Power Act and 18 C.F.R. Part 35 as soon as practicable following the date when the Distribution Company files for the Regulatory Approval, and in any event within thirty (30) days thereafter.  Such filing shall include waiver requests for the Effective Date to occur consistent with Section 3.1, which Effective Date may be more than one hundred twenty (120) days before the Commercial Operation Date.

(c)The Parties shall respond promptly to any requests for additional information made by FERC in connection with any such filings.

(d)Upon the filing of this Agreement pursuant to Section 2.1(b), Purchaser and Owner shall support the approval or acceptance of this Agreement by FERC without modification or condition.

Section 2.2Modifications to FERC Order.

(a)In the event (i) FERC issues an order accepting or approving this Agreement for filing (the “FERC Order”) and (ii) the FERC Order makes any acceptance subject to a hearing or contains modifications or conditions that are unacceptable to a Party, in its sole discretion (an “Unfavorable FERC Decision”), such Party shall deliver a written notice to the other Party specifying the issues, to the extent it is able, set for hearing or the unacceptable modifications or conditions, which notice shall be delivered within five (5) Business Days following the issuance of the Unfavorable FERC Decision.

(b)In the event of an Unfavorable FERC Decision, the Parties may agree upon amendments to this Agreement (each, a “FERC Amendment”) that achieve, as nearly as practicable, the commercial intent of this Agreement as of the Execution Date in a manner consistent with the Unfavorable FERC Decision.  Any such amendment shall be subject to applicable regulatory approvals. As soon as practicable after any FERC Amendment(s) have been executed and delivered by the Parties, Owner shall file such FERC Amendment(s) with FERC.

(c)In the event of an Unfavorable FERC Decision, each Party shall retain the right to request a rehearing or reconsideration of the FERC Order regardless of any negotiations that have occurred or are occurring pursuant to clause (b) above; provided, however, that, in the event the Parties execute a FERC Amendment after any one or both of the Parties has filed for rehearing or reconsideration, any such rehearing or reconsideration request shall be withdrawn no later than five (5) Business Days after FERC issues an order accepting or approving the FERC Amendment for filing, if such rehearing or reconsideration request is inconsistent with the terms and conditions of this Agreement, as amended.  Unless otherwise agreed in writing by the Parties, a filing by any Party of a request for rehearing or reconsideration of the FERC Order shall not toll or otherwise modify any date or time period set forth in this Agreement, including, for the avoidance of doubt, the date upon which the Construction Phase shall commence.

Section 2.3Modifications Pursuant to Unfavorable MDPU Order or FERC Order.  In the event the Regulatory Approval contains modifications or conditions that are unacceptable to Owner or Distribution Company, or in the event the MDPU issues an order setting for hearing Distribution Company’s submission (an order setting a hearing or containing unacceptable modifications or conditions is hereinafter referred to as “Unfavorable MDPU Order”), Owner shall promptly deliver a written notice to Purchaser of such occurrence.  In the event (i) FERC issues an order accepting or approving the Distribution Company TSA for filing (the “Distribution Company TSA FERC Order”) and (ii) the Distribution Company TSA FERC Order makes any acceptance subject to a hearing or contains modifications or conditions that are unacceptable to Owner or Distribution Company, Owner shall promptly deliver a written notice to Purchaser of such occurrence.  Owner and Distribution Company may agree to amend the Distribution Company TSA to address such modifications or conditions or to eliminate the issues raised in any such order or hearing, as applicable (any of the foregoing amendments, a “Distribution Company TSA Amendment”); provided that any Distribution Company TSA Amendment shall be subject to the prior written approval of Purchaser, which approval shall not be unreasonably withheld, delayed or conditioned.  As soon as practicable after any Distribution Company TSA Amendment has been executed, Owner shall file such Distribution Company TSA Amendment with FERC and, if required, Owner shall use commercially reasonable efforts to cause Distribution Company to file such Distribution Company TSA Amendment with the MDPU, and the Parties shall execute and deliver an amendment to this Agreement as necessary to correspond with such Distribution Company TSA Amendment.

Section 2.4Cooperation.

(a)In addition to their obligations under Section 2.1, each Party shall, and each Party shall use commercially reasonable efforts to cause its Affiliates to, (i) cooperate with each other to prepare, file and effect any applications, notices, petitions, reports or other filings or documentation required under Applicable Law or otherwise necessary, proper or advisable to consummate the transactions contemplated by this Agreement, (ii) provide updates to the other Party on material developments in connection with any such filings or documentation, (iii) provide any non-privileged information reasonably requested by the other Party in connection with any such filings or documentation, (iv) cooperate with the other Party to use commercially reasonable efforts to obtain all Governmental Approvals and Third Party Consents that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including the FERC Authorization (without unacceptable modifications or conditions, except as permitted by this Agreement), the Municipal Owner Approvals, the other Owner Approvals and the Canadian Approvals and (v) provide any support reasonably necessary and requested by the AC Upgrade Owners to obtain the AC Upgrade Approvals.

(b)Each Party shall consult with the other Party with respect to all characterizations of information relating to such other Party, its Affiliates or the transactions contemplated by this Agreement that are proposed to appear in any filings or documentation contemplated by Section 2.1 or Section 2.4(a).  Each Party shall promptly provide comments, if any, to the other Party on any such characterizations of information.  Each Party shall make a good faith effort to take into account any comments made by the other Party.

(c)Owner shall, and shall use commercially reasonable efforts to cause its Affiliates to, cooperate with Purchaser, as reasonably requested by Purchaser, to satisfy the conditions precedent in Section 3.4 of PPA and any related reporting requirements in the PPA in order for Purchaser to deliver and track unit specific accounting of environmental attributes, enabling the Massachusetts Department of Environmental Protection to accurately account for qualified clean energy in the state greenhouse gas emissions inventory, and transmit real time meter data and measurements to ISO-NE.

(d)Each Party shall use reasonable efforts to implement the provisions of, and to administer, this Agreement in accordance with the intent of the Parties to minimize all taxes, including delivery of the United States Internal Revenue Service Form W-9 and sales tax exemptions (if applicable), so long as neither Party is materially adversely affected by such efforts.

Section 2.5No Inconsistent Action.  Except as provided in Section 17.2 and Article XIX, from and after the Execution Date, the Parties shall not undertake, and shall use commercially reasonable efforts to cause their Affiliates not to undertake, any action before FERC, ISO-NE, or any other Governmental Authority that is contrary to the Party’s obligations under this Agreement, including, for the avoidance of doubt, Section 2.1(c) and Section 7.1.4, or support any such contrary action by any Affiliate.

Article III

EFFECTIVE DATE; TERM

Section 3.1Effective Date.  Article I, Article II, this Section 3.1, Section 3.3.1, Section 3.3.2, Article XVII, Article XVIII, Article XIX, Article XXII, and Article XXIII shall become effective and enforceable to the extent permitted by Applicable Law upon the Execution Date.  The remaining provisions of this Agreement shall become effective and enforceable to the extent permitted by Applicable Law upon the effective date set forth in the FERC Order (the “Effective Date”).  Notwithstanding the first sentence of this Section 3.1, this Agreement will become effective as a FERC rate schedule upon the effective date set forth in the FERC Order.  Notwithstanding any other provision of this Agreement, Purchaser shall have no obligation to make any payment under this Agreement prior to receipt of the Regulatory Approval and the FERC Authorization.

Section 3.2Term.  The term of this Agreement shall commence on the Execution Date and shall expire on the fortieth (40th) anniversary of the Commercial Operation Date, unless earlier terminated (in whole or in part) or extended in accordance with the terms hereof (the “Term”).

Section 3.3Termination Rights.  This Agreement may be terminated in accordance with the ensuing provisions in this Article III, subject to any required regulatory reviews, approvals or acceptances, as applicable.  Neither Party shall oppose any termination of this Agreement made in accordance with this Article III before FERC or any other Governmental Authority; provided, however, that the foregoing shall not prohibit any Party from challenging or otherwise Disputing whether or not any such termination is permitted by this Agreement.

Section 3.3.1 Failure to Obtain Satisfactory Regulatory Approval and FERC Authorization.

(a)This Agreement may be terminated by any Party in the event (i) it determines that the Regulatory Approval or the FERC Authorization contain terms and conditions that are, in its sole discretion, unacceptable to such Party, (ii) the Regulatory Approval is denied or is not received by January 25, 2020 (such date, the “Regulatory Approval Termination Outside Date”), (iii) the Regulatory Approval of the PPA (as defined in the PPA) is not received within the time frame set forth therein and the PPA is terminated, (iv) the FERC Authorization is denied or is not received by January 25, 2020, or (v) the Distribution Company TSA is terminated pursuant to Section 3.3.1(a) of the Distribution Company TSA; provided that the termination right under this clause (a) is exercised by a Party within thirty (30) days after the effective date of the termination of the Distribution Company TSA.

(b)Upon termination of this Agreement pursuant to clause (a) above, neither Party shall have any liability to the other Party under this Agreement.

Section 3.3.2 Mutual Agreement.  This Agreement may be terminated at any time upon written agreement of the Parties.

Section 3.3.3 Failure to Obtain Certain Approvals.

(a)Unless otherwise agreed in writing by the Parties, this Agreement shall terminate immediately without further action of the Parties in the event any of the Owner Approvals (other than the Municipal Owner Approvals) has not been obtained by the Approval Deadline, any of the Canadian Approvals has not been obtained by the Canadian Approval Deadline, or any of the Municipal Owner Approvals has not been obtained by the Municipal Owner Approval Deadline (each of the foregoing as extended, if applicable, pursuant to Section 4.1(c) or Section 4.1(e) hereof).

(b)In the event any of the Owner Approvals (other than the Municipal Owner Approvals) has not been obtained by the Approval Deadline or if any of the Municipal Owner Approvals has not been obtained by the Municipal Owner Approval Deadline (each of the foregoing as extended, if applicable, pursuant to Section 4.1(c) or Section 4.1(e) hereof), and the Distribution Company TSA has been terminated pursuant to Section 3.3.3(a) of the Distribution Company TSA, Owner shall pay to Distribution Company the amounts contemplated by Section 3.3.3(b) of the Distribution Company TSA, and Owner shall pay to Purchaser (i) an amount equal to the Credit Support provided by Purchaser under this Agreement, including any Credit Support provided by Purchaser pursuant to Section 4.1(c) and (ii) in the event the PPA is terminated pursuant to Section 9.2(b) thereof, an amount equal to the Fixed Credit Support.

(c) In the event any of the Canadian Approvals has not been obtained by the Canadian Approval Deadline (as extended, if applicable, pursuant to Section 4.1(c) or Section 4.1(e) hereof), and the Distribution Company TSA has been terminated pursuant to Section 3.3.3(a) of the Distribution Company TSA, Purchaser shall pay to Owner an amount equal to the Credit Support provided by Owner to Distribution Company under the Distribution Company TSA, including the Owner Security (as defined in the Distribution Company TSA) and any additional Credit Support provided by Owner to Distribution Company pursuant to Section 4.1(c) of the Distribution Company TSA; provided that such amount shall exclude the Credit Support provided by Purchaser under this Agreement including any Credit Support provided by Purchaser pursuant to Section 4.1(c).

(d)Except as otherwise provided in clause (b) or (c) above, upon termination of this Agreement pursuant to clause (a) above, neither Party shall have any liability to the other Party under this Agreement.

Section 3.3.4 Purchaser Default.

(a)Owner shall have the right to terminate this Agreement in accordance with Section 14.4(a).

(b)[Intentionally Omitted].

(c)Upon the exercise by Owner of its termination rights pursuant to clause (a) above, Owner shall have the right to recover from Purchaser, and Purchaser shall pay to Owner, the Purchaser Termination Payment in accordance with Section 14.4(a).

(d)The exercise by Owner of its termination rights pursuant to clause (a) above shall constitute a waiver by Owner of all other remedies or damages that may be available at law or in equity against Purchaser; provided, however, that, except as provided in Section 14.7, Owner shall not waive its right to, and Purchaser shall remain liable for, the Purchaser Termination Payment, any unpaid amounts owed by Purchaser pursuant to Section 8.1, any amounts owed by Purchaser to Owner under Section 3.4, Section 4.4.2, or Section 4.4.3 and any indemnification obligations of Purchaser to Owner under this Agreement, together with any costs or expenses (including reasonable attorneys’ fees) reasonably incurred by Owner to recover the Purchaser Termination Payment or such indemnified or other amounts.

Section 3.3.5 Owner Default.

(a)Purchaser shall have the right to terminate this Agreement in accordance with Section 14.6(a) or Section 14.7(e)(i).

(b)Upon the exercise by Purchaser of its termination rights pursuant to clause (a) above, subject to Section 14.7, Purchaser shall have the right to recover from Owner, and Owner shall pay to Purchaser, the Owner Termination Payment in accordance with Section 14.6(a).

(c)Subject to Section 14.7, the exercise by Purchaser of its termination rights pursuant to clause (a) above shall constitute a waiver by Purchaser of all other remedies or damages that may be available at law or in equity against Owner; provided, however, that Purchaser shall not waive any right to, and Owner shall remain liable for, the Owner Termination Payment, any amounts owed by Owner to Purchaser under Section 3.4 or Section 14.7(f) hereof, any accrued but unpaid amounts under Section 4.4.1, Section 4.4.3, or Section 7.3.1 hereof or any express modification of Purchaser’s payment obligations that have accrued under this Agreement before or as of such termination, and any indemnification obligations of Owner to Purchaser under this Agreement, together with any costs or expenses (including reasonable attorneys’ fees) reasonably incurred by Purchaser to recover such damages or such indemnified or other amounts owed to Purchaser by Owner.

Section 3.3.6 Force Majeure.  This Agreement may be terminated in accordance with Section 15.1(c).

Section 3.3.7 Extended Excused Outage. This Agreement may be terminated in accordance with Section 7.2(c).

Section 3.4Termination Payments.

(a)Within sixty (60) days following the termination of this Agreement pursuant to Section 3.3, Owner shall deliver to Purchaser an invoice that sets forth Owner’s good faith estimate of the amounts owed to Owner by Purchaser under Section 3.3, or Purchaser shall deliver to Owner an invoice that sets forth Purchaser’s good faith estimate of the amounts owed to Purchaser by Owner under Section 3.3.  The recipient of such invoice shall pay the amounts set forth in such invoice within thirty (30) days following its receipt of such invoice.  Either Party may deduct and setoff payment of such amounts against any accrued but unpaid payment obligation of the payee to such Party hereunder. Upon the other Party’s request, the invoicing Party shall provide documentation describing the basis for the amounts invoiced in reasonable detail.

(b)The Parties acknowledge and agree that the payment of amounts by the defaulting Party to the non-defaulting Party pursuant to Section 3.3 or this Section 3.4 is an appropriate remedy and that any such payment does not constitute a forfeiture or penalty of any kind.  The Parties further acknowledge and agree that the damages for the termination of this Agreement are difficult or impossible to determine and that the damages calculated under Section 3.3 or this Section 3.4 constitute a reasonable approximation of the harm or loss to the non-defaulting Party as a result thereof.

Section 3.5Effect of Termination.  Except as provided in Section 3.3 and in Section 23.12 for the survival of provisions, upon expiration or other termination of this Agreement pursuant to its terms, each of the Parties shall be released from all of its obligations under this Agreement, other than any accrued but unpaid payment obligation.  Notwithstanding the foregoing sentence, upon such expiration or termination of this Agreement, either Party shall have the right to recover any costs or expenses (including reasonable attorneys’ fees) reasonably incurred by such Party to recover any amounts owed to such Party by the other Party hereunder or to secure the release of any security or performance assurance provided by or on behalf of such Party after the later to occur of the end of the Term or the date on which any accrued but unpaid payment obligation of such Party to the other Party hereunder shall have been fully, finally and indefeasibly satisfied.

Article IV

COMMERCIAL OPERATION

Section 4.1Critical Milestones.

(a)Subject to Section 4.1(c), Section 4.1(d) and Section 4.1(e), commencing on the Effective Date, Owner shall develop the NECEC Transmission Line in order to achieve the milestones set forth in clauses (i), (iii)-(v) and (vii) below, and  Purchaser shall cause its Affiliates to develop the Québec Line in order to achieve the milestones set forth in clauses (ii), (vi) and (vii) below (each clause, a “Critical Milestone”) on or before the dates set forth in this Section 4.1(a):

(i)Receipt of all Owner Approvals (other than the Municipal Owner Approvals) and AC Upgrade Approvals in final form by the Approval Deadline;

(ii)Receipt of all Canadian Approvals in final form by the Canadian Approval Deadline;

(iii)Receipt of the Municipal Owner Approvals in final form by the Municipal Owner Approval Deadline;

(iv)Closing of any financing required for the construction and operation of the NECEC Transmission Line or other demonstration to Purchaser’s reasonable satisfaction of the financial capability of Owner to construct the NECEC Transmission Line, including, as applicable, Owner’s financial obligations with respect to interconnection of the NECEC Transmission Line and construction of the AC Upgrades and the CCIS Capacity Upgrades by the Financing Deadline;

(v)Execution by Owner and a contractor of an agreement for the engineering, procurement, and construction of the converter station at the southern end of the HVDC Line and payment by Owner to the contractor of an initial payment of at least 5% of the total price of the agreement, both by the Converter Station Contract Deadline;

(vi) Execution by HQE of a contract that provides for the engineering, procurement, or construction of the converter station associated with the Québec Line by the Québec Converter Station Contract Deadline; and

(vii)Achievement of the Commercial Operation Date by the Target Date.

(b)Except for the achievement of the Commercial Operation Date, which shall be governed by the provisions of Section 4.2, the Party responsible for achieving a Critical Milestone shall provide the other Party with written notice of the achievement of such Critical Milestone as set forth in Attachment B within seven (7) days after that achievement, which notice shall include information demonstrating with reasonable specificity that such Critical Milestone has been achieved.  Each Party acknowledges that: (i) the Party receiving such notice does so solely to monitor progress toward the Commercial Operation Date; (ii) Purchaser shall not have any responsibility or liability for the development, construction, operation, and maintenance of the NECEC Transmission Line; and (iii) Owner shall not have any responsibility or liability for the development, construction, operation, and maintenance of the Québec Line.

(c)The following provisions shall govern the rights and obligations of the Parties to extend any of the dates for the Distribution Company TSA Critical Milestones not yet achieved under the Distribution Company TSA and the Critical Milestones not yet achieved under this Agreement:

(i)Purchaser may elect to require Owner to extend all of the dates for the Distribution Company TSA Critical Milestones not yet achieved under the Distribution Company TSA by up to four (4) six-month periods for a maximum combined period of two (2) years from the applicable dates set forth in Section 4.1(a) thereof by delivering Credit Support to Owner for the benefit of

Distribution Company (in addition to the Twenty-One Million, Eight Hundred Thousand Dollars ($21,800,000) of security delivered to Distribution Company and the other RFP Sponsors by Purchaser pursuant to the PPA and the Additional PPAs) in an amount equal to $5,000 per MW of PPA Contract Maximum Amount for each such six-month period, with a pro rata adjustment of the amount of any such additional Credit Support for any partial reduction of the applicable six-month period pursuant to Section 4.1(e).  Any such election shall be made in a written notice to Owner on or prior to the first date for a Distribution Company TSA Critical Milestone that has not yet been achieved (as such date may have previously been extended).  Such additional Credit Support shall be provided by Purchaser if there is a Purchaser Delay and Purchaser wishes to extend any Distribution Company TSA Critical Milestone date.  In the event that there is both an Owner Delay and a Purchaser Delay and either Party wishes to extend any Distribution Company TSA Critical Milestone date by delivering additional Credit Support to Distribution Company, the additional Credit Support shall be provided in equal parts by Owner and Purchaser. Owner shall cause any additional Credit Support provided by Purchaser pursuant to this Section 4.1(c) to be returned to Purchaser upon the Commercial Operation Date; provided that, in the event the Commercial Operation Date is not achieved by the Target Date, Distribution Company shall have the rights and remedies set forth in Article XIV of the Distribution Company TSA, which, for the avoidance of doubt, shall include recourse against any Credit Support provided to Distribution Company.

(ii)Owner may elect to extend all of the dates for the Distribution Company TSA Critical Milestones not yet achieved under the Distribution Company TSA in accordance with Section 4.1(c) of the Distribution Company TSA.  Such additional Credit Support shall be provided by Owner if there is an Owner Delay and Owner wishes to extend any Distribution Company TSA Critical Milestone date.  In the event that there is both an Owner Delay and a Purchaser Delay and either Party wishes to extend any Distribution Company TSA Critical Milestone date by delivering additional Credit Support to Distribution Company, the additional Credit Support shall be provided in equal parts by Owner and Purchaser.

(iii)Upon any extension of any of the dates for the Distribution Company TSA Critical Milestones not yet achieved under the Distribution Company TSA, the corresponding dates for the Critical Milestones not yet achieved hereunder shall be extended accordingly; provided that Owner shall not agree to any extension of the Distribution Company TSA Critical Milestones beyond what is permitted under the Distribution Company TSA or this Agreement without the prior written consent of Purchaser, such consent not to be unreasonably withheld, conditioned or delayed.

(d)To the extent a Force Majeure event pursuant to Section 15.1 has occurred that prevents Owner or Purchaser from achieving the Critical Milestone dates for execution of the contract to purchase the converter station for the NECEC Transmission Line (Section 4.1(a)(v)), execution of the contract to purchase the converter station for the

Québec Line (Section 4.1(a)(vi)) or the Commercial Operation Date (Section 4.1(a)(vii)) by the applicable Critical Milestone date, the Critical Milestone date(s) impacted by such Force Majeure event shall be extended for the duration of the Force Majeure event, but under no circumstances shall extensions of those Critical Milestone dates exceed twelve (12) months beyond the applicable Critical Milestone date provided that (i) Owner shall not have the right to declare a Force Majeure event related to the Critical Milestone for Owner Approvals (Section 4.1(a)(i)), Municipal Owner Approvals (Section 4.1(a)(iii)), or the financing Critical Milestones (Section 4.1(a)(iv)); and (ii) Purchaser shall not have the right to declare a Force Majeure event related to the Critical Milestone for Canadian Approvals (Section 4.1(a)(ii)).

(e)In the event of a Regulatory Approval Delay, the date for each Critical Milestone not yet achieved shall be extended for the duration of the delay. The number of days of extension pursuant to the six-month extensions available under Section 4.1(c) shall be reduced by one day for each day of Regulatory Approval Delay pursuant to this subsection (e) up to a maximum reduction of 365 days. For purposes of illustration, Regulatory Approval Delay of two hundred ten (210) days would allow the Parties two six-month extensions and one extension of five months.

Section 4.2Commercial Operation Date.

(a)The “Target Date” for Commercial Operation is December 13, 2022 (as the same may be extended in accordance with Section 4.1(c), 4.1(d) or 4.1(e)) or such later date to which the Parties shall mutually agree in writing.  Absent written agreement by the Parties, the Target Date may not be extended beyond December 13, 2024 unless such extension is due to Regulatory Approval Delay or an event of Force Majeure as set forth in Sections 4.1(d) and 4.1(e).  The provisions of Sections 4.1(c), 4.1(d) and 4.1(e) and all other provisions of this Agreement are subordinate to this Section 4.2(a) and the aforesaid Section 4.1 provisions and such other provisions shall be construed in a manner that is consistent with this Section 4.2(a).  Owner shall provide a written non-binding notice to Purchaser no later than sixty (60) days before the date Owner reasonably expects the Commercial Operation Date to occur.

(b)At the request of Owner made in writing, Purchaser shall, and shall use commercially reasonable efforts to cause its Affiliates to, cooperate with Owner, TransÉnergie and ISO-NE to support the Commissioning of the HVDC Transmission Project.

(c)As soon as practicable after Owner is of the opinion that the conditions to Commercial Operation, as set forth in Section 4.3, have been satisfied, or such conditions have been waived in writing by the Parties (except in the case of Section 4.3(b), Section 4.3(e), Section 4.3(g), Section 4.3(h) and Section 4.3(i), which conditions may be waived in writing by Purchaser in its sole discretion), Owner shall deliver a written notice to Purchaser specifying the date upon which Commercial Operation shall commence (the “COD Notice”), which commencement date shall occur no earlier than ten (10) Business Days after the receipt by Purchaser of the COD Notice or on such other date as agreed upon by the Parties in writing (such date, the “Commercial Operation Date”).

(d)Within five (5) Business Days after the receipt by Purchaser of the COD Notice, Purchaser shall deliver a certificate to Owner either (i) confirming that the conditions set forth in Section 4.3 have been satisfied or duly waived and that Commercial Operation may commence on the Commercial Operation Date or (ii) objecting with reasonable detail to the COD Notice.  Purchaser’s failure to respond in writing to a COD Notice within such five (5) Business Day period shall be deemed to be a confirmation that the conditions set forth in Section 4.3 have been satisfied or duly waived.  Any Dispute over whether or not the conditions set forth in Section 4.3 have been satisfied or duly waived shall be resolved in accordance with Article XVII.

Section 4.3Conditions Precedent to Commercial Operation

.  The items set forth in clauses (a) through (i) below shall be conditions precedent to the Commercial Operation of the NECEC Transmission Line:

(a)Completion of the Commissioning of the HVDC Transmission Project by Owner (in coordination with ISO-NE) and TransÉnergie;

(b)The NECEC Transmission Line has been constructed in accordance with Attachment A and Good Utility Practice, and is capable of operating at the Design Capability, except as otherwise permitted pursuant to Section 4.4.1(c) and Section 4.4.3(b);

(c)Completion of the AC Upgrades and the CCIS Capacity Upgrades;

(d)The Interconnection Agreements shall be in full force and effect;

(e)The Transmission Operating Agreement shall be in full force and effect and ISO-NE shall have informed Owner that ISO-NE (i) is prepared to assume operational control over the NECEC Transmission Line, as defined in, and in accordance with, the Transmission Operating Agreement and (ii) will assume such operational control as of the Commercial Operation Date;

(f)The Québec Line has been constructed in accordance with Attachment A, and is capable of operating at, the Design Capability, except as otherwise permitted pursuant to Section 4.4.2(b) and Section 4.4.3(b);

(g)Receipt by Purchaser of copies of certificates evidencing all outstanding insurance required or otherwise obtained under Section 5.4;

(h)Receipt by Purchaser of an opinion of legal counsel, reasonably satisfactory to Purchaser, that all Governmental Approvals and Third Party Consents required to own and operate the NECEC Transmission Line have been obtained;

(i)Distribution Company has confirmed (or has been deemed to have confirmed) that the conditions set forth in Section 4.3 of the Distribution Company TSA have been satisfied or duly waived; and

(j)The PPA is in full force and effect and binding against the parties thereto (except where the PPA has been terminated by mutual agreement of the parties to the PPA).

Section 4.4Delay in Commercial Operation; Reduced Level of Operation.

Section 4.4.1 Owner Delay.  If, other than solely as a result of a Purchaser Delay, Force Majeure, or Concurrent Delay, any conditions set forth in Section 4.3 shall not have been satisfied or duly waived by the Target Date (such delay, an “Owner Delay”):

(a)Purchaser shall have the right to recover from Owner, and Owner shall pay to Purchaser, for each day (or part thereof) following the Target Date during which the Owner Delay is continuing and, but for such Owner Delay, Purchaser would then be capable of delivering the energy and providing the environmental attributes to Distribution Company as provided in the PPA, an amount equal to Fifty Dollars ($50) per MW of Contract Capacity per day for the period commencing on the Target Date and ending on the earliest of (x) the Commercial Operation Date, (y) the date on which Purchaser terminates this Agreement pursuant to Section 14.6 or Distribution Company terminates the Distribution Company TSA pursuant to Section 14.4 thereof and (z) the date that is twelve (12) months after the Target Date.

(b)[Intentionally Omitted].

(c)Owner’s Design Capacity Shortfall.

(i)In the event and to the extent that, as of the Commercial Operation Date, the Québec Line is capable of operating at or above 1,090 MW and the NECEC Transmission Line is only capable of operating below 1,090 MW, and (A) the NECEC Transmission Line is capable of operating at or above 1,040 MW and despite such condition Owner elects to begin transmission service under the Distribution Company TSA or (B) the NECEC Transmission Line is capable of operating at less than 1,040 MW and despite such condition Owner requests and Distribution Company provides written consent to begin transmission service under the Distribution Company TSA, then Owner shall have twenty-four (24) months from the Commercial Operation Date to attempt to increase such operating capacity to 1,090 MW (the “Remediation Period”); provided that upon any extension of the Remediation Period (as defined in the Distribution Company TSA) under the Distribution Company TSA, the Remediation Period hereunder shall be extended accordingly.  Owner shall pay to Purchaser, for each day (or part thereof) following the Commercial Operation Date and until the end of the Remediation Period, or such earlier date designated by Owner in writing to Distribution Company (the “Owner Remediation Date”), an amount equal to Fifty Dollars ($50) per MW per day multiplied by the Proportionate Share of the difference between 1,090 MW and the operating capacity of the NECEC Transmission Line as of the Commercial Operation Date. Such payments shall be made on a monthly basis pursuant to invoices delivered by Purchaser to Owner.  Owner’s payments shall be based on the actual operating capacity of the NECEC Transmission Line, as is stated in Section 8.1.

(ii)If, on the earlier of the Owner Remediation Date and the end of the Remediation Period, the operating capacity of the NECEC Transmission Line has been increased to at or above 1,075 MW but less than 1,090 MW, then Owner shall be liable to Purchaser for an amount equal to the Proportionate Share multiplied by fifty percent (50%) of all costs prudently incurred by TransÉnergie as of the Commercial Operation Date in connection with the development and construction of the Québec Line multiplied by the percentage equal to (A) the difference between (x) the 1,090 MW and (y) the operating capacity of the NECEC Transmission Line divided by (B) the 1,090 MW. Upon the making of such payment, this Agreement shall continue in effect at the actual operating capacity of the NECEC Transmission Line that was considered for the purpose of determining such payment, and the Contract Capacity shall be deemed modified accordingly.

(d)The Parties acknowledge and agree that the payment of amounts by Owner to Purchaser under clauses (a) and (c) above are an appropriate remedy and that any such modification or payment does not constitute a forfeiture or penalty of any kind.  The Parties further acknowledge and agree that the damages for an Owner Delay or a reduction in operating capacity, as described in clause (c), are difficult or impossible to determine and that the damages calculated hereunder constitute a reasonable approximation of the harm or loss to Purchaser as a result thereof.

(e)The rights provided in Section 3.3.5, this Section 4.4.1, and Section 4.4.3 shall collectively be the sole and exclusive remedies of Purchaser with respect to an Owner Delay or a reduction in operating capacity, as described in clause (c).  The foregoing sentence shall not be construed in any way to limit (i) Purchaser’s rights to recover any costs or expenses (including reasonable attorneys’ fees) reasonably incurred by Purchaser to recover any amounts owed to Purchaser by Owner under this Agreement, or (ii) Purchaser’s rights to recover payment of any indemnification obligations of Owner to Purchaser pursuant to Section 20.2.

Section 4.4.2 Purchaser Delays.

(a)Subject to any extension of any Critical Milestone date pursuant to the Distribution Company TSA or Section 4.1(c), Section 4.1(d), or Section 4.1(e) hereof, if, except in the event of Force Majeure, on the Target Date, solely as a result of delays in completing the Québec Line or operational difficulties with the Québec Line (a “Purchaser Delay”), the Commercial Operation Date is delayed, for each day (or part thereof) during which the Purchaser Delay is continuing, Purchaser will pay to Owner an amount equal to One Hundred Dollars ($100) per MW of Contract Capacity per day for the period commencing on the Target Date and ending on the earliest of (x) the Commercial Operation Date, (y) the date on which Owner terminates this Agreement pursuant to Section 14.4 or Distribution Company terminates the Distribution Company TSA pursuant to Section 3.3.8 thereof and (z) twelve (12) months after the Target Date.

(b)Purchaser’s Design Capacity Shortfall.

(i)In the event and to the extent that, as of the Commercial Operation Date, the NECEC Transmission Line is capable of operating at or above 1,090 MW and the Québec Line is only capable of operating below 1,090 MW, and (A) the Québec Line is capable of operating at or above 1,040 MW and despite such condition Owner elects to begin transmission service under the Distribution Company TSA or (B) the Québec Line is capable of operating at less than 1,040 MW and despite such condition Owner requests and Distribution Company provides written consent to begin transmission service under the Distribution Company TSA, then Purchaser shall have the Remediation Period to attempt to increase the operating capacity of the Québec Line to 1,090 MW; provided that upon any extension of the Remediation Period (as defined in the Distribution Company TSA) under the Distribution Company TSA, the Remediation Period hereunder shall be extended accordingly.  Purchaser shall pay to Owner, for each day (or part thereof) following the Commercial Operation Date and until the end of the Remediation Period, or such earlier date designated by Owner pursuant to the Distribution Company TSA (the “Purchaser Remediation Date”), an amount equal to One Hundred Dollars ($100) per MW per day multiplied by the Proportionate Share of the difference between 1,090 MW and the operating capacity of the Québec Line.

(ii)If, on the earlier of the Purchaser Remediation Date and the end of the Remediation Period, the operating capacity of the Québec Line has been increased to at or above 1,075 MW but less than 1,090 MW, then Purchaser shall be liable to Owner for the Québec Line Capacity Deficiency Payment. Upon the making of such payment, this Agreement shall continue in effect at the actual operating capacity of the Québec Line that was considered for the purpose of determining such payment, and the Contract Capacity shall be deemed modified accordingly.

(c)The Parties acknowledge and agree that the payment of amounts by Purchaser to Owner under clauses (a) and (b) above, respectively, are an appropriate remedy and that any such payment does not constitute a forfeiture or penalty of any kind.  The Parties further acknowledge and agree that the damages for a Purchaser Delay or a reduction in operating capacity, as described in clause (b), are difficult or impossible to determine and that the damages calculated hereunder constitute a reasonable approximation of the harm or loss to Owner as a result thereof.

(d)The rights provided in Section 3.3.4, this Section 4.4.2 and Section 4.4.3 shall collectively be the sole and exclusive remedies of Owner with respect to a Purchaser Delay or a reduction in operating capacity, as described in clause (b).  The foregoing sentence shall not be construed in any way to limit (i) Owner’s rights to recover any costs or expenses (including reasonable attorneys’ fees) reasonably incurred by Owner to recover any amounts owed to Owner by Purchaser under this Agreement, or (ii) Owner’s rights to recover payment of any indemnification obligations of Purchaser to Owner pursuant to Section 20.1.

Section 4.4.3 Concurrent Delays.

(a)In the event of a concurrent Purchaser Delay and Owner Delay (a “Concurrent Delay”), for each day (or part thereof) during which a Concurrent Delay is continuing, Owner shall pay to Distribution Company the amounts required under Section 4.4.2(a) of the Distribution Company TSA; provided, however, that Purchaser shall be liable to Owner for such portion of the amounts paid by Owner to Distribution Company under Section 4.4.2(a) of the Distribution Company TSA that is in proportion to Purchaser’s share of liability for the Concurrent Delay.

(b)Concurrent Design Capacity Shortfall.

(i)In the event and to the extent that, as of the Commercial Operation Date, the NECEC Transmission Line and the Québec Line are both only capable of operating below 1,090 MW, and (A) the NECEC Transmission Line and the Québec Line are both capable of operating at or above 1,040 MW and despite such condition Owner elects to begin transmission service under the Distribution Company TSA or (B) the NECEC Transmission Line or the Québec Line, or both, are capable of operating at less than 1,040 MW and despite such condition Owner requests and Distribution Company provides written consent to begin transmission service under the Distribution Company TSA, then the Parties shall have the Remediation Period to attempt to increase the operating capacity of their respective lines to 1,090 MW. If the actual capacity of the Québec Line is less than the actual capacity of the NECEC Transmission Line as of the Commercial Operation Date,  Purchaser shall pay to Owner, for each day (or part thereof) following the Commercial Operation Date and until the end of the Remediation Period or such earlier date designated by Owner pursuant to the Distribution Company TSA (the “Concurrent Remediation Date”), an amount equal to One Hundred Dollars ($100) per MW per day multiplied by the Proportionate Share of the difference between the lesser of (x) the actual capacity of the NECEC Transmission Line and (y) 1,090 MW and the actual capacity of the Québec Line as of the Commercial Operation Date.  Such payments shall be made on a monthly basis pursuant to invoices delivered by Owner to Purchaser.

(ii)Québec Line Capacity is Lower. If, on the earlier of the Concurrent Remediation Date and the end of the Remediation Period, the operating capacity of the NECEC Transmission Line and the Québec Line have been increased to at or above 1,075 MW but less than 1,090 MW (and Distribution Company has waived any deficiency in capacity of the Québec Line or the NECEC Transmission Line), and the actual capacity of the Québec Line is less than the actual capacity of the NECEC Transmission Line, then Purchaser shall be liable to Owner for the Québec Line Capacity Deficiency Payment. Upon the making of such payment, this Agreement shall continue in effect at the actual operating capacity of the Québec Line that was considered for the purpose of determining such payment, and the Contract Capacity shall be deemed modified accordingly.

(iii)NECEC Transmission Line Capacity is Lower. If, on the earlier of the Concurrent Remediation Date and the end of the Remediation Period, the operating capacity of the NECEC Transmission Line and the Québec Line have been increased to at or above 1,075 MW but less than 1,090 MW, and the actual capacity of the NECEC Transmission Line is less than the actual capacity of the Québec Line,  then Owner shall be liable to Purchaser for an amount equal to the Proportionate Share of the difference between the actual capacity of the Québec Line and the actual capacity of the NECEC Transmission Line as of the earlier of the Concurrent Remediation Date or the end of the Remediation Period, divided by an amount equal to 1,090 MW minus the actual capacity of the NECEC Transmission Line, multiplied by fifty percent (50%) of all costs prudently incurred by TransÉnergie as of the earlier of the Concurrent Remediation Date or the end of the Remediation Period in connection with the development and construction of the Québec Line. Upon the making of such payment, this Agreement shall continue in effect at the actual operating capacity of the NECEC Transmission Line that was considered for the purpose of determining such payment, and the Contract Capacity shall be deemed modified accordingly.

(iv)Both Lines Have Capacity Shortfall. If: (1) as of the Commercial Operation Date, the NECEC Transmission Line and the Québec Line are both not capable of operating at or above 1,040 MW, and Distribution Company has not agreed in writing to begin transmission service under the Distribution Company TSA notwithstanding such operating capability, or (2) as of the earlier of the Concurrent Remediation Date or the end of the Remediation Period, the NECEC Transmission Line and the Québec Line are both not capable of operating at or above 1,075 MW and Distribution Company has not waived such deficiency under the Distribution Company TSA, then Purchaser shall pay to Owner one-half (1/2) of the Owner Termination Payment (as defined in the Distribution Company TSA) payable to Distribution Company under the Distribution Company TSA as a consequence thereof.

Article V

GENERAL RIGHTS AND RESPONSIBILITIES OF THE PARTIES

Section 5.1Responsibilities of the Parties.

Section 5.1.1 Construction Phase.

(a)During the Construction Phase, Owner shall (i) exercise Good Utility Practice to complete, or cause the completion of, all tasks required to construct the NECEC Transmission Line, interconnect at least 1,090 MW of capacity with ISO-NE in compliance with the Capacity Capability Interconnection Standard, and achieve Commercial Operation by the Target Date, in each case, in accordance with the Design Capability and in a manner consistent with Attachment A and (ii) use commercially reasonable efforts (A) to obtain all of the Construction Authorizations (other than the Municipal Owner Approvals) by the Approval Deadline and to obtain the Municipal

Owner Approvals by the Municipal Owner Approval Deadline, (B) to obtain, in consultation with Purchaser, the ISO-NE Approval by the Approval Deadline and (C) to cause Owner’s Affiliates that are AC Upgrade Owners to obtain any AC Upgrade Approvals for which such Affiliates are responsible by the Approval Deadline and to assist other AC Upgrade Owners in obtaining their respective AC Upgrade Approvals by the Approval Deadline.

(b)Owner will use commercially reasonable efforts to enter into, within a commercially reasonable timeframe, one or more Construction Contracts. Owner will make a copy of any such contract available to Purchaser subject to such redactions as Owner or the contracting party deem necessary to protect confidential information.

(c)[Intentionally Omitted.]

(d)During the Construction Phase, Purchaser shall take commercially reasonable steps to cause its Affiliate, TransÉnergie, to exercise Good Utility Practice to complete, or cause the completion, of all tasks required to construct the Québec Line in accordance with the applicable design, as set forth in Attachment A, prior to the Target Date and to cooperate with Owner to enable the achievement of Commercial Operation by the Target Date, and Purchaser shall cause TransÉnergie to use commercially reasonable efforts to obtain the Canadian Approvals by the Canadian Approval Deadline.

Section 5.2Schedules and Reports.

Section 5.2.1 Owner’s Preliminary Schedule.  Attached hereto as Attachment E is Owner’s Project Schedule (the “Owner’s Preliminary Schedule”).  At the request of Purchaser, Owner shall make the personnel responsible for preparing the Owner’s Preliminary Schedule available during normal business hours and upon reasonable advance notice to discuss the Owner’s Preliminary Schedule with Purchaser.

Section 5.2.2 Owner’s Construction Schedule.  Within ten (10) days after the end of each calendar quarter and sooner if a material change occurs, commencing at least ninety (90) days prior to the commencement of construction, Owner shall prepare and submit to Purchaser for review an update of the Owner’s Preliminary Schedule (such updated schedule as established herein, the “Owner’s Construction Schedule”).  At the request of Purchaser, Owner shall make the personnel responsible for preparing the Owner’s Construction Schedule available during normal business hours and upon reasonable advance notice to discuss the Owner’s Construction Schedule with Purchaser.

Section 5.2.3 Owner’s Progress Reports.

(a)Promptly following the Execution Date, Owner shall deliver to Purchaser copies of all applications that have been submitted by Owner with respect to any Owner Approvals, as well as all material correspondence and submittals relating to such Owner Approvals. Within ten (10) days after the end of each calendar quarter, commencing at receipt of the Regulatory Approval, Owner shall prepare and submit to Purchaser for review a progress report for informational purposes that sets forth in reasonable detail the current status of the milestones set forth in the Owner’s Construction

Schedule, including any changes in the expected timelines and the status of all Owner Approvals and including copies of any Owner Approval applications, material correspondence and submittals relating to Owner Approvals, and any issued Owner Approvals (the “Owner’s Construction Progress Report”).  Without limitation of the foregoing, Owner shall include in such reports relevant information relating to: (i) Owner’s efforts to mitigate the impacts of the NECEC Transmission Line on natural resources, environmentally sensitive areas, habitats, and wildlife species, and cultural and historic resources; (ii) Owner’s efforts to comply with applicable noise ordinances; (iii) Owner’s communication and community outreach efforts and plans with respect to the construction of the NECEC Transmission Line, including with stakeholders in Massachusetts; and (iv) Owner’s analysis of, and any material developments related to, the Municipal Owner Approvals (or any applications to the Maine Public Utilities Commission to exempt Owner from the requirement to obtain any Municipal Owner Approval). In delivering the Owner’s Construction Progress Report, Owner shall be deemed to certify that the list of required Municipal Owner Approvals identified in paragraph 10 of Attachment C is accurate and complete as of the date of delivery of the Owner’s Construction Progress Report except as supplemented in such report.  At the request of Purchaser, Owner shall, or shall cause each contractor to, provide Purchaser with access to, and copies of, all reasonably requested documentation concerning such Owner’s Construction Progress Report.

(b)Owner shall, or shall cause the principal contractor to, notify Purchaser promptly, but in no event later than ten (10) days, after Owner, or such contractor, becomes aware that the Commercial Operation of the NECEC Transmission Line is not reasonably likely to occur by the Target Date.

Section 5.3Québec Line Reports; Joint Development Agreement.  Purchaser agrees to cooperate with and support Owner in connection with the negotiation and execution of a joint development agreement between TransÉnergie and Owner relating to the Owner Approvals, the Canadian Approvals and construction and design matters relating to the Québec Line and the NECEC Transmission Line (such agreement, the “Joint Development Agreement”).  Until the execution of the Joint Development Agreement, Purchaser shall promptly provide to Owner all material information received from TransÉnergie with respect to progress on the construction of the Québec Line, including information related to the Canadian Approvals.

Section 5.4Insurance and Events of Loss.  Owner shall obtain and maintain with reputable insurers authorized to operate in the scope of the Agreement insurance of the type as set forth in Attachment F.  Owner shall provide Purchaser with copies of certificates of all outstanding insurance obtained hereunder promptly after the receipt thereof by Owner.  Owner shall notify Purchaser as soon as reasonably possible if and whenever an event of loss occurs. Without limitation of any obligations Owner may have under Section 15.1 hereof, in the event of damage to or loss of all or part of the NECEC Transmission Line, Owner shall exercise prompt, diligent commercially reasonable efforts to effectuate, in accordance with Good Utility Practice, such repairs and replacements as are necessary or desirable to restore the NECEC Transmission Line to its operating condition immediately prior to such damage or loss, including, for the avoidance of doubt, the application to such repairs or replacements of any potential or actual proceeds realized in connection with such damage or loss under any available or applicable insurance policies (subject to insurance contract/policy terms and conditions of coverage) maintained pursuant to this Section 5.4.  Subject to Owner’s compliance, in all material respects, with this Section 5.4, Section 6.3 and all other material terms and conditions with respect to the operation and maintenance of the NECEC Transmission Line, in the event that the costs to restore the NECEC Transmission Line to its operating condition immediately prior to such damage or loss exceed the available insurance proceeds by more than the greater of (a) an amount equal to three percent (3%) of the Net Book Value of the NECEC Transmission Line and (b) Thirty Million Dollars ($30,000,000), the Parties will negotiate in good faith an appropriate allocation of financial responsibility for such excess costs.  In the event that the Parties do not agree on the allocation of financial responsibility, Purchaser shall be entitled to terminate this Agreement, upon thirty (30) days’ written notice to Owner, without liability to Owner; provided that, if within the thirty (30) day period following receipt of such notice, Owner agrees to assume that portion of the allocation of financial responsibility to which Purchaser objected, then the termination notice shall be deemed revoked and this Agreement shall not be terminated.

Section 5.5Compliance with Laws.  At all times during the Term, the Parties shall comply with all Applicable Laws (including ISO-NE Rules to the extent applicable) and relevant Governmental Approvals and Third Party Consents.

Section 5.6Third Party Contracts.  At all times during the Term, Owner shall, in a commercially reasonable manner, (a) satisfy its obligations under all third-party contracts entered into in connection with the NECEC Transmission Line, the AC Upgrades or CCIS Capacity Upgrades, and (b) administer all third-party contracts entered into in connection with the NECEC Transmission Line, the AC Upgrades or CCIS Capacity Upgrades.

Section 5.7Purchaser’s Losses.  Neither Purchaser nor its Affiliates shall be entitled to recover from Owner any losses, damages, costs or expenses related to the Québec Line or arising under the TransÉnergie OATT, except to the extent included in (a) an Owner Termination Payment, or (b) any damages paid pursuant to Section 4.4.1(a), Section 4.4.1(c), or Section 4.4.3.

Section 5.8Continuity of Rights and Responsibilities.  Unless otherwise agreed in writing by the Parties or prohibited by Applicable Law, the Parties shall continue to provide service and honor commitments under this Agreement and continue to make payments in accordance with this Agreement pending resolution of any bona fide Dispute hereunder or relating hereto.

Section 5.9Right of First Offer to Purchase NECEC Transmission Line.

(a)Subject to the receipt of any required regulatory approvals and Third Party Consents, prior to conducting any Marketing Activities, Owner shall provide Purchaser with the right to offer to buy, directly or through an Affiliate, the NECEC Transmission Line in accordance with this Section 5.9, by providing Purchaser with written notice of Owner’s intent to sell the NECEC Transmission Line (to the extent that such sale relates only to the NECEC Transmission Line without any other material assets) (such notice, a “Marketing Notice”).  Upon receipt of the Marketing Notice, Purchaser shall then have forty five (45) days to make an offer to purchase the NECEC Transmission Line, which offer shall contain reasonably detailed information relating to the price (such price, the “Offer Price”) and all material economic terms of the transaction upon which Purchaser is willing to purchase the NECEC Transmission Line.  If Purchaser elects to make such an offer, Owner shall, within thirty (30) days following the receipt of such offer, either (i) accept such offer, in which case the parties will proceed to close the purchase of the NECEC Transmission Line within the next sixty (60) days (or such longer period as is reasonably necessary to obtain all required approvals and consents) on the terms contained in such offer, or (ii) reject such offer.

(b)If Owner rejects the offer made by Purchaser, then Owner shall be free to thereafter sell the NECEC Transmission Line to third parties (subject to the provisions of this Agreement) within the twelve (12) months following the date of Owner’s rejection of Purchaser’s offer for a price higher than one hundred percent (100%) of the Offer Price, with economic terms not materially less favorable to Owner (taken in the aggregate) than those contained in Purchaser’s offer (or, if materially less favorable, then with such adjustments to the price to account for any such material differences in the economic terms of the sale).

Section 5.10Amendment to the PPA.  Purchaser shall not amend or otherwise modify the PPA, or seek or provide any waiver of any term or condition of the PPA, in a manner that adversely and materially affects Purchaser’s rights under this Agreement or that would result in an increase in Owner’s liability pursuant to clause (b) of “Owner Termination Payment,” clause (b)(ii) of “Owner Termination Payment” (as defined in the Distribution Company TSA) or Section 3.3.3 or that would affect Owner’s rights under Section 7.2(b) without the consent of Owner, which consent shall not be unreasonably withheld, conditioned or delayed.  Purchaser shall provide Owner with notice of any amendment or other modification to Section 8.3 of the PPA prior to the effective date of such amendment.

Section 5.11Amendment to the Distribution Company TSA.  Owner shall not (a) terminate the Distribution Company TSA pursuant to Section 3.3.2 thereof or (b) agree to any amendment or other modification of the Distribution Company TSA, or seek or provide any waiver of any term or condition of the Distribution Company TSA, that adversely and materially affects Purchaser’s rights under this Agreement (including in a manner that would result in an increase in the credit support provided by Owner under the Distribution Company TSA), in each case without the consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed.

Article VI

PROCEDURES FOR OPERATION AND MAINTENANCE
OF THE NECEC TRANSMISSION LINE

Section 6.1Transmission Operating Agreement; ISO-NE Operational Control.

(a)Prior to entering into the Transmission Operating Agreement, Owner shall consult Purchaser with respect to the proposed terms and conditions thereof and  Owner shall make a good faith effort to take into account any comments made by Purchaser. Purchaser shall promptly provide comments, if any, to Owner on such terms and conditions.

(b)As of the Commercial Operation Date, Owner shall transfer operational control over the NECEC Transmission Line, as defined in the Transmission Operating Agreement, to Transmission Operator in accordance with the Transmission Operating Agreement.  Owner shall provide, and shall direct its Affiliates to provide, such information as Transmission Operator may require to discharge its obligations under the Transmission Operating Agreement, and Owner shall comply with the instructions of Transmission Operator to the extent provided in the Transmission Operating Agreement and the ISO-NE Tariff.  The Parties acknowledge and agree that Owner shall not be in breach of, or be liable to Purchaser under, this Agreement, and no Owner Default shall occur, as a consequence of Owner’s compliance with such instructions of Transmission Operator; provided that Owner did not initiate or support instructions that would otherwise breach Owner’s obligations under this Agreement.

Section 6.2Good Utility Practice; Regulatory and Reliability Requirements.  From and after the Commercial Operation Date, Owner shall (a) provide Firm Transmission Service, (b) operate and maintain the NECEC Transmission Line in accordance with Good Utility Practice and in compliance with all applicable regulatory requirements, including applicable NERC and Northeast Power Coordinating Council reliability standards, and (c) comply with all applicable operating instructions of ISO-NE and manufacturers’ warranties.

Section 6.3Scheduled Maintenance.  With respect to each calendar year (or portion thereof) following the Construction Phase, Owner will prepare and deliver to Purchaser a Maintenance Plan not later than the Commercial Operation Date and two (2) months prior to the end of each calendar year thereafter, and shall be available for consultation with Purchaser with respect thereto (including for coordination of maintenance schedules).  Consistent with Good Utility Practice, Owner shall use commercially reasonable efforts to coordinate with TransÉnergie with respect to scheduled maintenance so as to minimize outages, including by meeting annually (or as otherwise necessary in order to comply with any applicable ISO-NE or Canadian regulatory or system operator requirements) to develop a Maintenance Plan.  From and after the Commercial Operation Date, Owner shall coordinate all planned maintenance with ISO-NE, consistent with ISO-NE Rules, and shall promptly provide applicable information concerning scheduled outages, as determined by ISO-NE, to Purchaser.  To maximize value, to the extent possible and consistent with ISO-NE Rules, Owner shall not schedule maintenance of the NECEC Transmission Line during the months of December, January and February or June through September and shall operate the NECEC Transmission Line so as to maximize energy production during the hours of anticipated peak load and energy prices in New England; provided, however, that planned maintenance may be scheduled during such period to the extent the failure to perform such planned maintenance is contrary to operation of the NECEC Transmission Line in accordance with Good Utility Practice. Owner may modify a Maintenance Plan in accordance with Good Utility Practice; provided, however, that (a) a Maintenance Plan may not be modified for the purpose of reducing the magnitude or duration of a Non-Excused Outage, (b) any modification shall, to the extent commercially reasonable, maximize value in the manner described in this Section 6.3 and (c) Owner shall provide Purchaser with reasonable notice of any change in a Maintenance Plan.  Any maintenance that is not included in the Maintenance Plan for a year and is not otherwise excused under Section 7.2 shall be a Non-Excused Outage.

Article VII

PURCHASER’S TRANSMISSION RIGHTS OVER THE
NECEC TRANSMISSION LINE

Section 7.1Transmission Service.

Section 7.1.1 Firm Transmission Service.  Owner shall make available to Purchaser throughout the Purchaser Term transmission capacity on the NECEC Transmission Line in order to deliver electrical energy, as scheduled by Purchaser or its designee or assignee under the resale provisions of Article X, in such scheduled amount up to the Contract Capacity, measured at the Delivery Point (“Firm Transmission Service”).  Firm Transmission Service shall be made available over the NECEC Transmission Line during the Purchaser Term, in a north-to-south direction, and to the extent available in a south-to-north direction, between the U.S. Border and the Delivery Point.  Firm Transmission Service shall be subject to curtailment or interruption only as a result of an Excused Outage or as provided in Section 14.4(b).  Without limiting Owner’s obligations under this Section 7.1.1, the quantity of Firm Transmission Service that Owner will provide in any hour shall not exceed the Proportionate Share of the Available Transfer Capability for such hour.

Section 7.1.2 Limitation on Transmission Service.  Owner shall have no obligation to provide transmission service under this Agreement other than Firm Transmission Service.  Purchaser shall have no right to redirect service to alternate points of delivery or receipt on any portion of the transmission system operated by ISO-NE other than the NECEC Transmission Line.

Section 7.1.3 Scheduling.  All Firm Transmission Service shall be scheduled in accordance with the rules relating to the scheduling of electrical energy or capacity transactions over the NECEC Transmission Line, as established under the Transmission Operating Agreement (the “Scheduling Rules”).

Section 7.1.4 Owner’s Cooperation.  Owner shall provide Purchaser with notice of any FERC or NERC regulatory proceedings relating to the NECEC Transmission Line or this Agreement to which Owner is a party promptly after Owner becomes aware of any such proceedings. Each Party will act in good faith regarding any such proceedings. Neither Party shall take any position in such proceeding that is contrary to such Party’s obligations under this Agreement.

Section 7.2Excused Outages or Reductions.

(a)Notwithstanding anything herein to the contrary, Owner shall not be in breach of, or be liable to Purchaser for any losses or damages under, this Agreement, and no Owner Default shall occur, as a consequence of an Excused Outage.  “Excused Outages” means any outages of the NECEC Transmission Line or reductions in the Total Transfer Capability below the NECEC Transmission Line Capacity, whether as a result of a physical condition, legal impediment or otherwise, if and to the extent such outage or reduction is due to:

(i)Events of Force Majeure;

(ii)Scheduled maintenance in accordance with the applicable Maintenance Plan;

(iii)Outages or reductions in the availability of the Québec Line for  any reason; or

(iv)Decisions of ISO-NE or any other independent system operator to reduce or suspend scheduling rights over the NECEC Transmission Line or the Québec Line, including as a result of any grid reliability issue, emergency condition as defined in any Interconnection Agreement or the ISO-NE Tariff, or to preserve facilities and equipment from physical damage and including any such decisions that arise from outages or reductions in the use or availability of transmission lines other than the NECEC Transmission Line or the Québec Line, which outage or reduction arises from or is attributable to Force Majeure or scheduled maintenance.

(b)Notwithstanding anything in Section 7.3.1 to the contrary, Purchaser shall remain obligated, during and to the extent of any Excused Outage, to pay the Transmission Service Payment without downward adjustment to reflect any such outage, reduction or delay.  Owner shall seek to avoid and mitigate or remedy any Excused Outage consistent with Good Utility Practice.

(c)Notwithstanding anything herein to the contrary and without regard to whether an Excused Outage is due to Force Majeure, if an Excused Outage prevents Owner’s full or partial performance under this Agreement during the Purchaser Term for a period of twelve (12) consecutive months or more, Purchaser shall have the right, as provided in Section 15.1(c) herein, to terminate this Agreement upon written notice to Owner and without further recourse.

Section 7.3Non-Excused Outages or Reductions.

Section 7.3.1 Reduction in Transmission Service Payments.  In the event the average Hourly Availability of the NECEC Transmission Line over any calendar month following the Commercial Operation Date due to a Non-Excused Outage is less than the Minimum Average Availability for such calendar month (whether as a result of a physical condition, legal impediment or otherwise), unless otherwise excused under Section 7.2 or Section 11.1, and as a result thereof Owner is unable (in whole or in part) to provide the full Contract Capacity of Firm Transmission Service contemplated by Section 7.1.1 during the Term or firm transmission service contemplated by Section 7.1.1 of the Distribution Company TSA during the term of the Distribution Company TSA, Purchaser shall have the right to recover from Owner, and Owner shall pay to Purchaser, for each such month during which a Non-Excused Outage occurs, the Non-Excused Outage Payment; provided that, in no event, shall the total amount of (a) all Non-Excused Outage Payments made in any Contract Year under this Agreement plus (b) all Non-Excused Outage Payments (as defined in the Purchaser TSAs) made in any Contract Year plus (c) all Non-Excused Outage Payments (as defined in the 110 MW TSA) made in any Contract Year exceed Twenty Million Dollars ($20,000,000); provided further that such cap shall be proportionately reduced in any Contract Year that is less than a full calendar year.  Any Dispute over whether or not or to what extent a Non-Excused Outage has occurred shall be resolved in accordance with Article XVII.  Such amounts shall be payable on a monthly basis pursuant to invoices delivered by Purchaser to Owner. Owner shall seek to avoid, mitigate and remedy any Non-Excused Outage consistent with Good Utility Practice.

Section 7.3.2 [Intentionally Omitted].

Section 7.3.3 Liquidated Damages.  The Parties acknowledge and agree that the payment of amounts by Owner to Purchaser under Section 7.3.1 and the modification of Purchaser’s payment obligations pursuant to Section 8.1 are an appropriate remedy and that any such payment or modification does not constitute a forfeiture or penalty of any kind.  The Parties further acknowledge and agree that the damages for a Non-Excused Outage are difficult or impossible to determine and that the damages calculated hereunder constitute a reasonable approximation of the harm or loss to Purchaser as a result thereof.

Section 7.3.4 Sole and Exclusive Remedy.  The rights provided in Section 3.3.5, this Section 7.3 and Section 8.1 shall collectively be the sole and exclusive remedies of Purchaser with respect to a Non-Excused Outage, subject to (a) Purchaser’s right to recover any costs or expenses (including reasonable attorneys’ fees) reasonably incurred by Purchaser to recover any amounts owed to Purchaser by Owner under this Agreement, (b) Purchaser’s right to recover payment of any indemnification obligations of Owner to Purchaser pursuant to Section 20.1, (c) Purchaser’s rights upon the occurrence of an Owner Default as described in Section 14.3 or (d) Purchaser’s rights in the event of Real Power Losses pursuant to Section 11.1.

Section 7.4Allocation of Outages.  Except as set forth in this Section 7.4 with respect to the 110 MW TSA, the Parties expressly intend and agree that any outages or reductions in Total Transfer Capability shall be borne equitably by all transmission rights holders served by the NECEC Transmission Line (including Owner, if applicable), and Owner acknowledges and agrees that it will not reduce the Firm Transmission Service available to Purchaser in an unduly discriminatory manner as compared with any other transmission rights holder served by the NECEC Transmission Line (including Owner, if applicable).  Purchaser’s transmission service under the 110 MW TSA shall be reduced before any reductions are applied to Distribution Company’s transmission service under the Distribution Company TSA or the Additional RFP Sponsor TSAs.

Section 7.5Metering.  Metering and telemetering requirements for the NECEC Transmission Line shall be established by Owner in accordance with Good Utility Practice and as necessary to (a) accomplish the purposes of, and to implement and administer, this Agreement and (b) satisfy the requirements of, and to implement and administer, the PPA, the Interconnection Agreement and the Transmission Operating Agreement.

Section 7.6Line Availability Information and Reporting.  Owner shall make available to Purchaser on a real time basis information relating to the operation and availability of the NECEC Transmission Line and shall provide such additional information as Purchaser shall reasonably request.

Article VIII

PAYMENTS FOR TRANSMISSION SERVICE OVER THE
NECEC TRANSMISSION LINE

Section 8.1Transmission Service Payments.  During the period beginning on the twentieth (20th) anniversary of the Commercial Operation Date and ending on the fortieth (40th) anniversary of the Commercial Operation Date (unless earlier terminated) (the “Purchaser Term”), except to the extent such payment is excused or reduced pursuant to the terms of this Agreement, Purchaser shall pay to Owner a transmission service payment (the “Transmission Service Payment”) on a monthly basis pursuant to invoices delivered by Owner to Purchaser equal to Seven Dollars Thirty Eight Cents ($7.38) per KW of Contract Capacity per month.  The Transmission Service Payment shall be reduced in accordance with the formula set forth in Attachment G in the event and to the extent that the average Hourly Availability of the NECEC Transmission Line over any calendar month following the Commercial Operation Date due to a Non-Excused Outage is less than the Minimum Average Availability for such calendar month (whether as a result of a physical condition, legal impediment or otherwise), unless otherwise excused under Section 7.2, and as a result thereof Owner is unable (in whole or in part) to provide the full Contract Capacity of Firm Transmission Service contemplated by Section 7.1.1. To the extent there is a Dispute over whether or not or to what extent a Non-Excused Outage has occurred, Purchaser’s right, pursuant to this Section 8.1, to any reduction in the Transmission Service Payment shall be implemented upon the resolution of such Dispute and such reduction will be effective as of the date when such Dispute arose.  Such adjustments shall be made on a monthly basis pursuant to invoices delivered by Owner to Purchaser.

Section 8.2Adjustment to Rate Upon Purchaser Step-in.  Notwithstanding anything in the Distribution Company TSA to the contrary, in the event Purchaser elects to assume the rights and obligations of Distribution Company under the Distribution Company TSA, as provided in Section 14.8(a) or 14.8(b), the transmission service payment payable under the Distribution Company TSA by Purchaser for the remainder of the term thereunder shall be equal to that portion of the transmission service payment payable under the Distribution Company TSA comprising Owner’s non-capital expenses related to the NECEC Transmission Line, and Purchaser shall not be required to compensate Owner for any depreciation, equity return or cost of capital during the remainder of the term under the Distribution Company TSA.  In the event of such assumption and upon request of Purchaser, the Parties shall amend the Distribution Company TSA to give effect to this Section 8.2.

Section 8.3Elective Upgrade Status; No Regional Rates. It is the intent of the Parties that the NECEC Transmission Line has Elective Transmission Upgrade status during the Term and that the AC Upgrades and the CCIS Capacity Upgrades constitute Network Upgrades under the ISO-NE Tariff required to accommodate the interconnection of the NECEC Transmission Line.  The Parties acknowledge and agree that (a) as contemplated by the PPA, Purchaser shall participate in such Forward Capacity Auction (as defined in the ISO-NE Rules) qualification process as required to allow Purchaser to qualify a Seasonal Claimed Capability (as defined in the ISO-NE Rules) of not less than 1,200 MW over the NECEC Transmission Line no later than the Guaranteed Delivery Term Start Date (as defined in the PPA), as it may be extended pursuant to Sections 3.1(c) through 3.1(f) of the PPA and (b) such Network Upgrades, if any, shall be at

Owner’s sole expense.  It is the further intent of the Parties that Owner’s recovery of the investment in and return on the NECEC Facilities and Purchaser’s obligation to pay for the NECEC Facilities, shall be solely governed by this Agreement.  The Parties each shall refrain from taking steps to include all or part of the NECEC Facilities in ISO-NE regional transmission rates during the Term. Notwithstanding the foregoing, if during the Term all or part of the NECEC Facilities are included in ISO-NE regional rates paid by Purchaser, the payment required by Section 8.1 shall be reduced by the Proportionate Share of the revenues received by Owner from such ISO-NE rates with respect to the NECEC Facilities. “NECEC Facilities” means the NECEC Transmission Line, the AC Upgrades, and the CCIS Capacity Upgrades.

Article IX

RIGHTS UPON EXPIRATION OF TERM

Section 9.1Rollover Rights.

(a)Unless this Agreement is terminated early under Section 3.3, Section 14.4 or Section 14.6, Purchaser shall have rollover rights at the end of the Purchaser Term in accordance with FERC Order No. 890 et seq. and the FERC pro forma open access transmission service tariff, as such rights are defined as of the Effective Date.

(b)Owner shall not enter into any contract or other arrangement for use of the NECEC Transmission Line that is inconsistent with Purchaser’s rollover rights, as provided herein.

Article X

RESALE OF TRANSMISSION SERVICE

Section 10.1Resale Rights of Purchaser.  If and to the extent Purchaser (including, prior to the Purchaser Term, in its capacity as assignee of transmission rights under Section 20 of the PPA) determines from time to time, and in its sole discretion, that the transmission capacity available to Purchaser relevant to the receipt of Firm Transmission Service over the NECEC Transmission Line pursuant to this Agreement exceeds Purchaser’s needs, Purchaser shall then offer to resell such unused capacity to third parties in accordance with Applicable Law as may then be in effect (including the terms and conditions of FERC Order No. 890 et seq., if applicable).

Section 10.2Capacity Releases for Daily and Hourly Use. From and after the Commercial Operation Date, if and to the extent the Proportionate Share of the Available Transfer Capability exceeds the amount of electrical energy that is scheduled by Purchaser for delivery over the NECEC Transmission Line using Firm Transmission Service by the applicable scheduling deadline (as in effect at such time) established pursuant to the Scheduling Rules, then the transmission capacity that is available for resale to third parties for the following day, and the price at which any such resales are offered, shall be posted on the OASIS site established pursuant to Section 10.3.

Section 10.3OASIS.

(a)Owner or an Affiliate of Owner (in such capacity, the “OASIS Administrator”) shall establish an OASIS site for the NECEC Transmission Line and administer such site in accordance with applicable FERC requirements for the establishment and administration of OASIS sites.  None of Owner, the OASIS Administrator or Purchaser shall be liable to each other or any third party for any decisions the OASIS Administrator makes regarding the appropriate price for resales of unused transmission capacity or the level of any such resales the OASIS Administrator is able to make.  The Parties agree that there shall be no damages as between each other or third parties for actions by the OASIS Administrator with respect to resales of unused transmission capacity.

(b)To the extent resales are made available by Purchaser pursuant to Section 10.1, the OASIS Administrator shall post on the OASIS site information regarding such resales, (i) in accordance with written instructions provided by Purchaser from time to time and (ii) at a price established by Purchaser from time to time, and in its sole discretion, as permitted under Applicable Law.

Section 10.4Proceeds from Capacity Releases and Transmission Resales.  Except as otherwise provided in Section 14.4(b), Purchaser’s proceeds received by Owner of any capacity releases and transmission resales that are made during the Purchaser Term pursuant to this Article X shall be credited, net of reasonable fees (including attorneys’ fees) and other expenses incurred in connection with performance of the functions described in Section 10.2 and Section 10.3, against any Transmission Service Payment or other amounts owed to Owner by Purchaser for the calendar month subsequent to the calendar month in which such proceeds were received.

Section 10.5Owner’s Rights and Obligations.  Except as expressly provided in the Proposal Agreements, Owner shall have no right or obligation to offer any transmission service over the NECEC Transmission Line for sale or resale to any Person other than Purchaser, as provided herein.

Article XI

REAL POWER LOSSES, CONGESTION AND CAPACITY RIGHTS

Section 11.1Real Power Losses.  Purchaser shall be responsible for all Real Power Losses associated with Firm Transmission Service; provided, however, that, if and to the extent any Real Power Losses associated with Firm Transmission Service between the U.S. Border and the Delivery Point are due to Owner’s failure to exercise Good Utility Practice or otherwise discharge its obligations under this Agreement, (a) such incremental Real Power Losses shall be treated as Non-Excused Outages for which Owner shall be liable in accordance with Section 7.3 and (b) the Transmission Service Payments owed by Purchaser shall be reduced pursuant to Section 8.1; and provided, further, that during the Term Owner shall (x) exercise diligent, commercially reasonable efforts to maximize the warranty or similar obligations of its vendors and suppliers for the NECEC Transmission Line with respect to such Real Power Losses under any Construction Contract or otherwise and (y) credit, assign or pay over to Purchaser any amounts receivable by or paid to Owner under such warranties or similar obligations, including liquidated damages under any Construction Contract, related to such Real Power Losses, and the rights and remedies contemplated by Section 3.3.5, Section 7.3, Section 8.1 and this Section 11.1, shall collectively be the sole and exclusive remedy of Purchaser with respect to any such incremental Real Power Losses.

Section 11.2Other Rights.

(a)Purchaser shall be entitled during the Purchaser Term to its Transmission Percentage of the following, without duplication and without additional cost to Purchaser or compensation to Owner:  (i) all Other Transmission Rights associated with the NECEC Transmission Line or the AC Upgrades, in each case, that are issued in accordance with the ISO-NE Tariff or otherwise granted under the ISO-NE Rules, or otherwise created or awarded by ISO-NE and (ii) all other Market Products that are issued in accordance with the ISO-NE Tariff or granted under the ISO-NE Rules, or otherwise created or awarded by ISO-NE, that derive from the acquisition of transmission service over the NECEC Transmission Line.  As Owner’s sole obligation under this clause (a), upon its receipt of any of the entitlements or rights described in the foregoing sentence, Owner shall promptly convey such entitlements or rights to Purchaser.

(b)In the event tie benefits or interconnection capability credits (or any similar concept) are ever deemed applicable to the NECEC Transmission Line and to the extent allocated to any Party during the Purchaser Term, Purchaser shall be entitled to its Transmission Percentage of one hundred percent (100%) of the economic benefits associated therewith (however entitled and whether existing now or in the future), without additional cost to Purchaser or compensation to Owner.

(c)Owner shall have no obligation to support the creation or establishment of any of the rights described in clauses (a)(ii) and (b) above, but Owner may not oppose the creation or establishment of any such right, unless otherwise agreed in writing by Purchaser.  Neither Section 2.5 nor the foregoing sentence shall be construed in any way to limit the right of any Affiliate of Owner to oppose the creation or establishment of any of the rights described in clauses (a)(ii) and (b) above.

Article XII

[INTENTIONALLY OMITTED]

Article XIII

BILLING AND PAYMENTS

Section 13.1Invoices.  Within seven (7) Business Days after the first day of each calendar month following the commencement of the Purchaser Term, Owner shall submit an Invoice to Purchaser for the Transmission Service Payments owed for the preceding calendar month, and Purchaser shall pay the amounts set forth in the Invoice to Owner within fourteen (14) Business Days following its receipt of such Invoice.  All payments shall be made in immediately available funds payable to Owner by wire transfer to a bank named by Owner, in accordance with wiring instructions provided to Purchaser by Owner in writing.  Owner shall be entitled to change the place or recipient for payment by thirty (30) days’ prior written notice to Purchaser.

Section 13.2Procedures for Billing Disputes.

(a)In the event of any Dispute with respect to the amount owed to Owner by Purchaser under this Agreement, Purchaser shall have no right to withhold payment of the Disputed amount pending resolution of the Dispute; provided, however, that, in the event such Dispute is resolved in favor of Purchaser, Owner shall complete the following tasks consistent with the resolution of such Dispute:  (i) retroactively adjust all payments previously made by Purchaser; (ii) promptly refund all overpayments previously made by Purchaser, together with interest thereon in immediately available funds or by wire transfer, in each case, in accordance with wiring instructions provided to Owner by Purchaser in writing; and (iii) thereafter conform all future Invoices to reflect the resolution of such Dispute, as applicable.  Purchaser’s payment of any Disputed amounts shall be without prejudice to any right or remedy that Purchaser may have under this Agreement to contest any such amount.

(b)Purchaser shall not have the right to challenge any Invoice or to bring any action of any kind challenging the propriety of any Invoice after the second (2nd) anniversary of the receipt of such Invoice.  If an Invoice is not rendered within two (2) years after the end of the calendar month during which such Invoice should have been rendered hereunder, then the right to payment of such Invoice is waived.

Section 13.3Interest.  All interest payable under this Section 13.3 shall be calculated pursuant to 18 C.F.R. § 35.19a(a), as such regulation (or any successor thereto) is in effect during the period during which such interest is due. Amounts not paid when due to Owner or Purchaser under this Agreement shall bear interest from the date such amount was due until the date of payment of such overdue amount.  For the avoidance of doubt, as illustrated in Attachment H, if all or a portion of the amount to which such interest relates is later refunded pursuant to this Agreement, then, in calculating that refund, such interest shall not be included in the refund.  Refunds of overpayments owed to Purchaser by Owner under this Agreement shall begin to accrue interest on the amount subject to refund, as originally invoiced, from the earlier to occur of the due date or the date of payment of the monthly Invoices to which the overpayment relates and shall continue to accrue interest until the date of payment of such refund.

Section 13.4Obligation to Make Payments.  The Parties acknowledge and agree that, except as set forth in Section 8.1, Section 13.5 and Section 14.6(d), no cause or event whatsoever shall excuse or suspend Purchaser’s obligation to pay Transmission Service Payments or any other amounts payable by Purchaser under this Agreement.  The Parties also acknowledge and agree that no cause or event whatsoever shall excuse or suspend any amounts payable by Owner under this Agreement.

Section 13.5Offsets.  Except as otherwise provided in Section 3.4(a) and Section 14.6(d), neither Party shall be entitled to deduct or set-off payment of any amount owed to the other Party under this Agreement against payment of any amount owing under this Agreement.  The Parties shall have the right to deduct or set-off payments of amounts owed hereunder against payments of amounts owing under the 110 MW TSA or the Purchaser TSAs.

Article XIV

EVENTS OF DEFAULT AND REMEDIES

Section 14.1Purchaser Defaults.  Except to the extent excused as a result of an event of Force Majeure in accordance with Article XV, the occurrence of one or more of the following events shall constitute a default by Purchaser under this Agreement (a “Purchaser Default”); provided that an event of Force Majeure shall not excuse an event described in clause (a), clause (e), clause (f) or clause (g):

(a)Purchaser’s failure to pay any undisputed amount due to Owner under this Agreement by the due date, which failure is not cured within ten (10) days after the receipt by Purchaser of a written demand from Owner that such amount is due and owing and has not been timely paid.

(b)Purchaser’s failure to comply in any material respect with the provisions of Article XVI.

(c)The failure of the Québec Line to be capable of operating at or above 1,040 MW as of the Commercial Operation Date (where the NECEC Transmission Line is capable of operating at or above 1,040 MW as of the Commercial Operation Date), where Distribution Company has also not agreed in writing to begin transmission service under the Distribution Company TSA notwithstanding such operating capability, or to be capable of operating at or above 1,075 MW as of the earlier of the Purchaser Remediation Date or the end of the Remediation Period (where the NECEC Transmission Line is capable of operating at or above 1,075 MW as of the earlier of the Purchaser Remediation Date or the end of the Remediation Period), where Distribution Company has also not agreed in writing to begin transmission service under the Distribution Company TSA notwithstanding such operating capability.

(d)Purchaser’s failure to perform or comply with any of its obligations under this Agreement, other than those described in clauses (a), (b), and (c) above, in each case, in any material respect, and, if such failure is susceptible to cure, such failure continues for thirty (30) days after the receipt by Purchaser of written notice thereof from Owner, unless such cure shall reasonably require a longer period, in which case Purchaser shall be provided an additional thirty (30) days to complete such cure so long as Purchaser has promptly commenced such cure and thereafter diligently pursues such cure.

(e)Any representation or warranty made by Purchaser in this Agreement is false or misleading at the time made in any material respect.

(f)Any Insolvency Event occurs with respect to Purchaser.

(g)An Event of Default (as defined in the PPA) by Purchaser under the PPA that does not result from a TSA Delivery Shortfall (as defined in the PPA) or a Transmission Delay (as defined in the PPA), or a Purchaser Default (as defined in the 110 MW TSA), occurs and is continuing.

Section 14.2[Intentionally Omitted].

Section 14.3Owner Defaults.  Except to the extent excused as a result of an event of Force Majeure in accordance with Article XV, the occurrence of one or more of the following events shall constitute a default by Owner under this Agreement (an “Owner Default”); provided that an event of Force Majeure shall not excuse an event described in clause (a), clause (h) or clause (i):

(a)Owner’s failure to pay any undisputed amount due to Purchaser under this Agreement by the due date, which failure is not cured within ten (10) days after the receipt by Owner of a written demand from Purchaser that such amount is due and owing and has not been timely paid.

(b)Owner’s failure to satisfy (other than as a result of a Purchaser Delay) any of the Critical Milestones in clauses (i), (iii), (iv), (v), or (vii) of Section 4.1(a)  by the dates set forth therefor, as the same may be extended in accordance with Section 4.1(c), Section 4.1(d), or Section 4.1(e).

(c)The failure of the NECEC Transmission Line to be capable of operating at or above 1,040 MW as of the Commercial Operation Date (where the Québec Line is capable of operating at or above 1,040 MW as of the Commercial Operation Date), where Distribution Company has also not agreed in writing to begin transmission service under the Distribution Company TSA notwithstanding such operating capability, or to be capable of operating at or above 1,075 MW as of the earlier of the Owner Remediation Date or the end of the Remediation Period (where the Québec Line is capable of operating at or above 1,075 MW as of the earlier of the Owner Remediation Date or the end of the Remediation Period), where Distribution Company has also not agreed in writing to begin transmission service under the Distribution Company TSA notwithstanding such operating capability.

(d)Owner’s failure to comply in any material respect with the provisions of Section 5.1.1(a)(ii) and, if such failure is susceptible to cure, such failure continues for thirty (30) days after receipt by Owner of written notice thereof from Purchaser, unless such cure shall reasonably require a longer period, in which case Owner shall be provided an additional thirty (30) days to complete such cure so long as Owner has promptly commenced such cure and thereafter diligently pursues such cure.

(e)A Non-Excused Outage pursuant to which (A) the Hourly Availability of the NECEC Transmission Line is less than one hundred percent (100%) for more than ninety (90) consecutive days and the average Hourly Availability of the NECEC Transmission Line over each calendar month in which the ninety (90) consecutive days occur is less than the Minimum Average Availability for each such month (whether as a result of a physical condition, legal impediment or otherwise), or (B) the Hourly Availability of the NECEC Transmission Line is less than one hundred percent (100%) for more than hundred twenty (120) days in any twelve (12) month period and the average Hourly Availability of the NECEC Transmission Line over each calendar month in which any such day occurs is less than the Minimum Average Availability for each such month (whether as a result of a physical condition, legal impediment or otherwise) in each case, unless otherwise excused under Section 7.2, provided, however, that if (i) Owner presents to Purchaser and Distribution Company (before the Purchaser Term) or Purchaser (during the Purchaser Term) before the end of a Non-Excused Outage that would otherwise constitute an Owner Default under this clause (e), a request to delay termination of this Agreement for a period not to exceed twelve (12) months, together with a detailed plan (including reasonably satisfactory evidence of Owner’s financial and technical capability to timely effectuate such plan) acceptable to Distribution Company and Purchaser (before the Purchaser Term) or Purchaser (during the Purchaser Term), each acting reasonably, to restore the capability of the NECEC Transmission Line to provide Firm Transmission Service in full within such period, and (ii) prior to the start of the Purchaser Term, Owner posts Credit Support with Distribution Company as set forth in Section 14.2(e) of the Distribution Company TSA, Purchaser shall forbear terminating this Agreement under this clause (e) for such period, provided that, during any such period, Purchaser’s obligation to make Transmission Service Payments shall continue to be reduced to the extent Firm Transmission Service is then being provided at less than the Minimum Average Availability.  In the event Owner is not providing Firm Transmission Service in full at the end of such period of forbearance, or if Owner fails to exercise diligent, commercially reasonable efforts consistent with Good Utility Practice to timely effectuate such plan, an Owner Default shall be deemed to have occurred and Purchaser shall have the rights and remedies set forth in Section 14.6 and Section 14.7.

(f)Owner’s failure to comply in any material respect with the provisions of Article XVI.

(g)Owner’s failure to perform or comply with any of its obligations under this Agreement, other than those described in clauses (a), (b), (c), (d), or (e) above, in each case, in any material respect, and, if such failure is susceptible to cure, such failure continues for thirty (30) days after the receipt by Owner of written notice thereof from Purchaser, unless such cure shall reasonably require a longer period, in which case Owner shall be provided an additional thirty (30) days to complete such cure so long as Owner has promptly commenced such cure and thereafter diligently pursues such cure.

(h)Any representation or warranty made by Owner in this Agreement is false or misleading at the time made in any material respect.

(i)Any Insolvency Event occurs with respect to Owner.

(j)An Owner Default (as defined in the Distribution Company TSA) that is not attributable to the operating capability of the Québec Line, or an Owner Default (as defined in the 110 MW TSA), occurs and is continuing.

Section 14.4Remedies Upon Purchaser Default.  Upon the occurrence of a Purchaser Default and at any time thereafter so long as the same is continuing, Owner shall be entitled, to the extent permitted by Applicable Law, to exercise one or more of the following remedies, as Owner shall elect:

(a)In the case of a Purchaser Default, and subject to Section 5.8, Owner may terminate this Agreement by written notice to Purchaser.

(b)In the case of a Purchaser Default pursuant to Section 14.1(a), and subject to Section 5.8, Owner may suspend all or part of Owner’s obligations or Purchaser’s rights under this Agreement during the period during which such Purchaser Default is continuing.  During any such period of suspension occurring after the Commercial Operation Date, (i) Purchaser shall not be entitled to schedule, and shall not schedule, any transactions over the NECEC Transmission Line and (ii) the OASIS Administrator shall be directed to post any portion of the transmission capacity that would have otherwise been available to Purchaser over the NECEC Transmission Line pursuant to this Agreement and to attempt to sell such capacity to one or more third parties consistent with Article X.  The proceeds of any capacity releases and transmission resales made pursuant to the foregoing sentence and received by Owner, net of reasonable fees (including attorneys’ fees) and other expenses incurred by Owner in connection with this Section 14.4(b), shall be credited against any accrued but unpaid payment obligation of Purchaser to Owner hereunder.  Any such proceeds in excess of such accrued but unpaid payment obligation of Purchaser shall be credited in accordance with Section 10.4.

(c)Subject to Article XVIII and this Section 14.4, as applicable, Owner may recover from Purchaser the Purchaser Termination Payment and, to the extent applicable, all other amounts not waived in accordance with Section 3.3.4(d) or, in the absence of a termination pursuant to a Purchaser Default, all damages suffered by Owner that are due to a Purchaser Default, including, for the avoidance of doubt, any amounts payable under Section 4.4.2 and any costs or expenses (including reasonable attorneys’ fees) reasonably incurred by Owner to recover any amounts owed to Owner by Purchaser under this Agreement.

(d)Owner may exercise one or more of the following rights and remedies: (i) all rights and remedies available to a secured party under applicable Law with respect to Additional Credit Support held by Owner and (ii) the right to liquidate any and all Additional Credit Support held by Owner and to apply the proceeds of such liquidation to any amounts payable to Owner with respect to Purchaser’s obligations hereunder in such order as Owner may elect.  Owner may draw on the undrawn portion of any Letter of Credit provided as Additional Credit Support up to the amount of Purchaser’s outstanding obligations hereunder.  Purchaser shall remain liable for amounts due and owed to Owner that remain unpaid after the application of Additional Credit Support.

(e)Owner may exercise and enforce any and all of its rights and remedies under the Hydro-Québec Guaranty.

(f)Owner may exercise any and all other rights and remedies that may be available to Owner against Purchaser at law or in equity for non-monetary relief, unless expressly prohibited or otherwise restricted by Article XVIII or any other provision of this Agreement.  Notwithstanding the foregoing sentence, Owner shall have no right to (i) terminate this Agreement based upon a Purchaser Default, except as provided in clause (a) above, or (ii) suspend transmission service under this Agreement based upon a Purchaser Default, except as provided in clause (b) above.

Section 14.5[Intentionally Omitted].

Section 14.6Remedies Upon Owner Default.  Upon the occurrence of an Owner Default and at any time thereafter so long as the same is continuing, Purchaser shall be entitled, to the extent permitted by Applicable Law, to exercise one or more of the following remedies, as Purchaser shall elect:

(a)In the case of an Owner Default, and subject to Section 5.8 and Section 14.7, Purchaser may terminate this Agreement by written notice to Owner and may recover, as applicable, any accrued but unpaid amounts under Section 4.4.1, Section 4.4.3, or Section 7.3.1 and the Owner Termination Payment.

(b)Subject to the limitations provided in Section 4.4.1(e), Section 7.3.4, Article XVIII or this Section 14.6, as applicable, Purchaser may recover from Owner any accrued but unpaid amounts under Section 4.4.1, Section 4.4.3, or Section 7.3.1 and any costs or expenses (including reasonable attorneys’ fees) reasonably incurred by Purchaser to recover any amounts owed to Purchaser by Owner under this Agreement.

(c)Purchaser may exercise one or more of the following rights and remedies: (i) all rights and remedies available to a secured party under applicable Law with respect to Additional Credit Support held by Purchaser and (ii) the right to liquidate any and all Additional Credit Support held by Purchaser and to apply the proceeds of such liquidation to any amounts payable to Purchaser with respect to Owner’s obligations hereunder in such order as Purchaser may elect.  Purchaser may draw on the undrawn portion of any Letter of Credit or apply Cash, in each case that has been provided as Additional Credit Support up to the amount of Owner’s outstanding obligations hereunder.  Owner shall remain liable for amounts due and owed to Purchaser that remain unpaid after the application of Additional Credit Support.

(d)Pursuant to Section 13.2, to the extent there is a Dispute over the amount of the damages suffered by Purchaser as a result of an Owner Default, Purchaser may deduct and setoff payment of such amount against any Transmission Service Payment upon resolution of that Dispute.

(e)Purchaser may exercise any and all other rights and remedies that may be available to Purchaser at law or in equity for non-monetary relief, unless expressly prohibited or otherwise restricted by Article XVIII or any other provision of this Agreement.  Notwithstanding the foregoing sentence, Purchaser shall have no right to (i) terminate this Agreement based upon an Owner Default, except as provided in clause (a) above or Section 14.7(e)(i), or (ii) any reduction of or offset against payments under this Agreement based upon an Owner Default, except as contemplated by Section 8.1, Section 13.5 and Section 14.6(d), as applicable.

Section 14.7Purchaser Step-in Rights.

(a)In the event that (i) an Owner Default or an Owner Default (as defined in the Distribution Company TSA) occurs or (ii)(A) Owner exercises its rights pursuant to Section 14.2(e) of the Distribution Company TSA or Section 14.3(e) of this Agreement and (B) at the end of the first six (6) months of the period of forbearance by Purchaser of its rights as contemplated by Section 14.3(e) of this Agreement or Section 14.2(e) of the Distribution Company TSA, Owner is not providing Firm Transmission Service in full, then Purchaser shall have the right, but not the obligation, to (x) assume control of and possess and operate the NECEC Transmission Line as agent for Owner (in accordance with Owner’s rights, obligations and interest under this Agreement, the Distribution Company TSA and the Additional RFP Sponsor TSAs, as applicable) during the period provided for herein, pursuant to an agreement to be negotiated in good faith between Owner and Purchaser or (y) assume ownership, control of, possession and operation of the NECEC Transmission Line, in each case, which right shall be exercisable by written notice to Owner and subject to the receipt of any required regulatory approvals and Third Party Consents.

(b)Upon receipt of such written notice to assume ownership of the NECEC Transmission Line (the “Acquisition Notice”), Owner shall (i) provide such documents and information as is reasonably necessary for Purchaser to determine any amount owed pursuant to Section 14.7(c) and (ii) take all necessary action to effect the transfer of the NECEC Transmission Line to Purchaser (or its designated Affiliate), including causing all permits, title to land and property, and interests in all contracts (including Owner’s rights under this Agreement, the 110 MW TSA, the Purchaser TSAs, the Distribution Company TSA and the Additional RFP Sponsor TSAs, as applicable) applicable to the NECEC Transmission Line to be transferred to Purchaser or such designated Affiliate.  Each Party shall, and each Party shall use commercially reasonable efforts to cause its Affiliates to, cooperate to obtain any required regulatory approvals and Third Party Consents necessary to effect the transfer of the NECEC Transmission Line to Purchaser.

(c)In consideration for acquiring the NECEC Transmission Line, on the closing date, as reasonably determined by Purchaser and specified in the Acquisition Notice, Purchaser shall pay to Owner an amount equal to (i) if such Owner Default occurs prior to the Commercial Operation Date, all costs prudently incurred by Owner as of the date of the Acquisition Notice in connection with the development and construction of the NECEC Transmission Line or (ii) if such Owner Default occurs on or after the Commercial Operation Date, the lesser of (A) one hundred percent (100%) of Owner’s investment in the NECEC Transmission Line as of the notice date and (B) the fair market value of the NECEC Transmission Line, as reasonably determined by a third party appraiser selected by Purchaser and reasonably acceptable to Owner (which amount shall be net of the costs of any such appraisal).  The amount to be paid pursuant to this clause (c) shall be in satisfaction of any consideration required to be paid pursuant to Section 14.7 of all Purchaser TSAs and shall be determined within fifteen (15) days after the delivery of the Acquisition Notice or such other time period as is reasonably practicable.

(d)Upon receipt of all required regulatory approvals and Third Party Consents and the payment set forth in clause (c) above, Owner shall transfer to Purchaser (or its designated Affiliate), without recourse or warranty (except as to title and the absence of any liens other than liens arising in the ordinary course), all of Owner’s right, title and interest in and to the NECEC Transmission Line free and clear of all liens other than liens arising in the ordinary course and Purchaser (or such designated Affiliate) shall be assigned all rights of Owner under all contracts required for the ownership and operation of the NECEC Transmission Line and shall assume all liabilities and obligations of Owner arising under such contracts after the transfer (other than applicable contracts between Owner and its lenders, the liabilities and obligations of Owner thereunder to be completely satisfied and discharged by Owner as of closing) and Owner shall cease to be a Party.

(e)Upon Purchaser (or its designated Affiliate) assuming ownership and control of the NECEC Transmission Line:

(i)(A) Purchaser (or its designated Affiliate) shall have the right to terminate this Agreement and Purchaser may recover, as applicable, any accrued but unpaid amounts under Section 4.4.1, Section 4.4.3, or Section 7.3.1 or (B) Purchaser (or its designated Affiliate) shall assume Owner’s obligations under this Agreement pursuant to this Section 14.7 and Purchaser shall enter into such amendments to this Agreement as are reasonably necessary in order to give effect to such rights and that are consistent with the terms and conditions of this Agreement and are subject to applicable regulatory approvals;

(ii)Purchaser (or its designated Affiliate) shall assume the rights and obligations of Owner under the Distribution Company TSA, the Additional RFP Sponsor TSAs, the 110 MW TSA and the Purchaser TSAs for the remainder of the term thereof (excluding any rights and obligations accrued prior to such assumption).

(f)In connection with an event occurring that gives rise to Purchaser’s step-in rights pursuant to Section 14.7(a) (a “Step-In Trigger Event”) and the exercise by Purchaser of its rights under this Section 14.7, Owner shall pay liquidated damages to Purchaser (without duplication of any amounts paid under Section 14.7 of any other Purchaser TSA) in an amount equal to:

(i)if such Step-In Trigger Event occurs on or before December 31, 2019, Twelve Million Dollars ($12,000,000);

(ii)if such Step-In Trigger Event occurs after December 31, 2019, but on or before December 31, 2020, Thirty Million Dollars ($30,000,000);

(iii)if such Step-In Trigger Event occurs after December 31, 2020, but on or before December 31,2021, Seventy-Three Million Dollars ($73,000,000);

(iv)if such Step-In Trigger Event occurs after December 31, 2021 but before the Commercial Operation Date, Ninety Million Dollars ($90,000,000); or

(v)if such Step-In Trigger Event occurs on or after the Commercial Operation Date, One Hundred Million Dollars ($100,000,000).

The assumption by Purchaser (or its designated Affiliate) of ownership and control of the NECEC Transmission Line under this Section 14.7 shall constitute a waiver by Purchaser of all other remedies or damages that may be available at law or in equity against Owner; provided, however, that Purchaser shall not waive any right to, and Owner shall remain liable for, the liquidated damages set forth in this Section 14.7(f), any accrued but unpaid amounts under Section 4.4.1, Section 4.4.2, or Section 7.3.1 hereof or any express modification of Purchaser’s payment obligations that have accrued under this Agreement before or as of such termination, and any indemnification obligations of Owner to Purchaser under this Agreement, together with any costs or expenses (including reasonable attorneys’ fees) reasonably incurred by Purchaser to recover such damages or such indemnified or other amounts owed to Purchaser by Owner.

(g)Notwithstanding this Section 14.7, in the event that an Owner Default occurs and at any time prior to Purchaser (or its designated Affiliate) assuming ownership and control of the NECEC Transmission Line, (i) Purchaser may exercise its termination rights pursuant to Section 14.6(a) and the exercise of such termination rights shall result in a revocation of Purchaser’s step-in rights under Section 14.7(a) or (ii) Purchaser may revoke the exercise of its step-in rights under Section 14.7(a).

(h)Owner shall not grant any Person, other than a secured party in accordance with Section 22.3, a right to assume control of, possess and operate the NECEC Transmission Line that is equal to or superior to Purchaser’s right under this Section 14.7.

(i)As requested by Purchaser following its purchase of the NECEC Transmission Line pursuant to this Section 14.7, Owner agrees to grant to Purchaser (or its designated Affiliate) any such other rights of way, and assign to Purchaser or such designated Affiliate such other contracts to which it is then a party, as shall be necessary for the ownership, operation, and maintenance of the NECEC Transmission Line.

(j)Owner shall deliver true, correct and complete copies of all applicable contracts and books and records to Purchaser for its review no later than ten (10) days after receipt of the Acquisition Notice.  Following the timely delivery by Owner to Purchaser of all such contracts and books and records, Purchaser shall be required to notify Owner at least twenty (20) days prior to the expected closing date if the terms and conditions of the assignment and assumption of any such contracts will not be satisfactory to Purchaser (or its designated Affiliate) and, if Purchaser does so notify Owner, such notice shall result in the revocation of the Acquisition Notice, and the Parties shall be deemed to be in the same position as if Purchaser had not delivered such Acquisition Notice.  As a condition of closing, Owner shall completely satisfy and discharge its liabilities and obligations under all applicable contracts between Owner and its lenders and Owner shall obtain written releases, in recordable form reasonably acceptable to Purchaser, of all liens (whether for the benefit of its lenders or otherwise) on the NECEC Transmission Line and the applicable contracts other than liens arising in the ordinary course, and Owner obligates itself to satisfy such liabilities and obligations and to obtain such releases as of closing.

Section 14.8Early Termination of Distribution Company TSA.

(a)Upon any termination of the Distribution Company TSA as a result of a Distribution Company default thereunder, Purchaser shall have the right, exercisable in its sole discretion, to assume the rights and obligations (subject to the adjustment set forth in Section 8.2) of Distribution Company under the Distribution Company TSA for the remainder of the term thereunder by written notice to Owner; provided that Purchaser shall have no obligations for amounts owed by Distribution Company to Owner prior to Purchaser’s assumption in accordance with this Section 14.8(a), including any amounts owed as a result of a Distribution Company default thereunder, and provided that Hydro-Québec shall execute and deliver an amendment to the Hydro-Québec Guaranty, in form and substance reasonably satisfactory to Owner, to guarantee such assumed obligations.

(b)During any suspension of all or part of Owner’s obligations or Distribution Company’s rights under the Distribution Company TSA, Purchaser shall have the right, exercisable in its sole discretion, to assume the rights and obligations (subject to the adjustment set forth in Section 8.2) of Distribution Company under the Distribution Company TSA by written notice to Owner, and, in the event Purchaser elects to assume such Distribution Company’s obligations, Owner shall thereafter resume performance of its obligations thereunder.  For the avoidance of doubt, the exercise by Purchaser of any rights hereunder shall be without prejudice to the rights of Purchaser under the PPA.

Section 14.9Disputes.  Any Dispute over whether or not an Owner Default or Purchaser Default has occurred shall be resolved in accordance with Article XVII.

Section 14.10Limitations on Total Liability.

Section 14.10.1 Purchaser Liability.  Notwithstanding anything herein to the contrary, Purchaser’s liability for any payments made to Owner pursuant (x) to Sections 3.3.3, 3.3.4, 3.4, 4.4.2, 4.4.3 and 14.4, (y) Sections 3.3.3, 3.3.4, 3.4, 4.4.2, 4.4.3 and 14.4 of the Purchaser TSAs and (z) Sections 3.3.4, 3.4, 4.4.2 and 14.4 of the 110 MW TSA shall not exceed, in aggregate, an amount equal to Two Hundred Million Dollars ($200,000,000), which $200,000,000 shall be adjusted in accordance with the following:

(a)increased by the total amount of Credit Support provided by Owner pursuant to Section 4.1(c) of this Agreement and Section 4.1(c) of the Purchaser TSAs;

(b)reduced by the amount drawn on any Credit Support provided by Owner pursuant to Section 4.1(c) of this Agreement and Section 4.1(c) of the Purchaser TSAs as a result of an Owner Default hereunder and thereunder;

(c)reduced by any amount of Credit Support that has been returned to Owner pursuant to Section 4.1(c) of the Distribution Company TSA and Section 4.1(c) of the Additional TSAs with the RFP Sponsors; and

(d)reduced by any Delay Damages (as defined in the PPA) paid by Purchaser to Distribution Company under the PPA.

Section 14.10.2 Owner Liability.  Notwithstanding anything herein to the contrary, Owner’s liability for any payments made to Purchaser pursuant to (x) Sections 3.3.3, 3.3.5, 3.4, 4.4.1, 4.4.3(b)(iii), 7.3, 14.11 and 14.6, (y) Sections 3.3.3, 3.3.5, 3.4, 4.4.1, 4.4.3(b)(iii), 7.3, 14.11 and 14.6 of the Purchaser TSAs and (z) Sections 3.3.5, 3.4, 4.4.1, 7.3, 14.11 and 14.6 of the 110 MW TSA shall not exceed, in aggregate, an amount equal to Sixty Million Dollars ($60,000,000), which $60,000,000 shall be adjusted in accordance with the following:

(a)increased by the total amount of Credit Support provided by Purchaser pursuant to Section 4.1(c) of this Agreement and Section 4.1(c) of the Purchaser TSAs;

(b)reduced by the amount drawn on any Credit Support provided by Purchaser pursuant to Section 4.1(c) of this Agreement and Section 4.1(c) of the Purchaser TSAs as a result of a Purchaser Default hereunder and thereunder;

(c)reduced by any amount of Credit Support that has been returned to Purchaser pursuant to Section 4.1(c) of this Agreement and Section 4.1(c) of the Purchaser TSAs; and

(d)reduced by any amounts paid by Owner pursuant to Section 14.7(f) of this Agreement and Section 14.7(f) of the Purchaser TSAs.

Exceptions to Total Liability.  Section 14.10.4 The limits on liability set forth in Sections 4.4, 14.10.1 and 14.10.2 shall not apply to any liability of a Party arising out of such Party’s gross negligence, willful misconduct (including willful breach of this Agreement) or fraud.

Section 14.11Modified Terms Applicable During Forbearance Period.

(a)In the event that Owner exercises its rights pursuant to Section 14.2(e) of the Distribution Company TSA or Section 14.3(e) of this Agreement, during the continuation of the period of forbearance by Purchaser of its rights as contemplated by Section 14.3(e) of this Agreement or Section 14.2(e) of the Distribution Company TSA, an additional $3 shall be available in clause (b) of the definition of Non-Excused Outage Payment for the calculation of such payment by Owner, and an additional Ten Million Dollars ($10,000,000) per Contract Year shall be available with respect to the limitation of liability contained in Section 7.3.1.  If Owner is successful in providing Firm Transmission Service under this Agreement or Firm Transmission Service (as defined in the Distribution Company TSA), as applicable, in full at or prior to the end of such period of forbearance, all such amounts shall revert at the time Firm Transmission Service or Firm Transmission Service (as defined in the Distribution Company TSA), as applicable, is provided in full to the amounts applicable under this Agreement prior to Owner’s exercise of its rights under Section 14.3(e) of this Agreement or Section 14.2(e) of the Distribution Company TSA.

Article XV

FORCE MAJEURE

Section 15.1Definition; Conditions.

(a)The term “Force Majeure” means an event or circumstance (i) that is not within the reasonable control of the Party claiming its occurrence; (ii) that could not have been prevented or avoided by such Party through the exercise of reasonable diligence and (iii) that prohibits or prevents such Party from performing its obligations under this Agreement.  Under no circumstances shall Force Majeure include (w) any full or partial curtailment in the operation of the NECEC Transmission Line that is caused by or arises from a mechanical or equipment breakdown or other mishap or events or conditions attributable to normal wear and tear or flaws of the NECEC Transmission Line, unless such curtailment or mishap is caused by one of the following: acts of God such as floods, hurricanes, tornados, or other significantly unusual and abnormal weather conditions, such as severe blizzards and severe ice storms; sabotage; terrorism or war; national or regional general strikes, lockouts or other labor disputes, (x) any occurrence or event that increases the costs or causes an economic hardship to a Party but is not otherwise a Force Majeure, (y) Owner’s ability to sell transmission service involving the NECEC Transmission Line at a price greater than that set out in this Agreement or (z) Purchaser’s ability to procure transmission service at a price lower than that provided in this Agreement or Purchaser’s ability to sell generation at a price higher than that provided in the PPA.  In addition, a delay or inability to perform attributable to a Party’s lack of preparation, a Party’s failure to timely obtain and maintain all necessary permits (excepting the Regulatory Approval other than the obligations to file for Regulatory Approval) or qualifications, any delay or failure of Owner to obtain the Owner Approvals or of Purchaser to obtain the Canadian Approvals, a failure to satisfy contractual conditions or commitments, or lack or deficiency in funding or other resources shall each not constitute a Force Majeure or be the basis for a claim of Force Majeure.  Neither Party may raise a claim of Force Majeure based in whole or in part on the failure of Purchaser to fulfill any of its obligations under the PPA (including related to the availability of the Québec Line) unless such failure is due to “force majeure” or “uncontrollable force” or a similar term as defined under the PPA.

(b)Subject to Section 15.1(a), if a Party is unable, wholly or in part, by Force Majeure to perform its obligations under this Agreement, such performance shall be excused and suspended so long as the circumstances that give rise to such inability exist or would exist if the Party claiming the Force Majeure used commercially reasonable efforts to cure such circumstances, but for no longer period.  The Party whose performance is affected shall give prompt notice thereof to the other Party; such notice may be given orally or in writing but, if given orally, it shall be promptly confirmed in writing, providing details regarding the nature, extent and expected duration of the Force Majeure, its anticipated effect on the ability of such Party to perform its obligations under this Agreement, and the estimated duration of any interruption in service or other adverse effects resulting from such Force Majeure, and shall be updated or supplemented to keep the other Party advised of the effect and remedial measures being undertaken to overcome the Force Majeure.  Such inability to perform shall be promptly corrected to the extent it may be corrected through the exercise of due diligence consistent with Good Utility Practice.  Neither Party shall be liable for any losses or damages arising out of a suspension of performance that occurs because of Force Majeure.  Notwithstanding any such suspension of performance, Purchaser shall be obligated to make Transmission Service Payments as though Firm Transmission Service was then being provided at or greater than the Minimum Average Availability.

(c)Notwithstanding the foregoing, if the Force Majeure prevents full or partial performance under this Agreement for a period of twelve (12) consecutive months or more, the Party whose performance is not prevented by Force Majeure shall have the right to terminate this Agreement upon written notice to the other Party and without further recourse, provided, however, that if (i) Owner presents a request to delay termination of this Agreement for a period not to exceed twelve (12) months, together with a detailed plan reasonably acceptable to Purchaser and Distribution Company (including reasonably satisfactory evidence of Owner’s financial and technical capability to timely effectuate such plan) to restore the capability of the NECEC Transmission Line to provide Firm Transmission Service in full within such period, to Purchaser and Distribution Company before the end of a period in which Owner’s provision of Firm Transmission Service has been prevented in whole or in part by an event of Force Majeure, Purchaser shall forbear terminating this Agreement under this clause (c) for such period, provided that, during any such period, Purchaser’s obligation to make Transmission Service Payments shall be reduced to the extent Firm Transmission Service is then being provided at less than the Minimum Average Availability.  In the event Owner is not providing Firm Transmission Service in full at the end of such period of forbearance, or if Owner fails to exercise diligent, commercially reasonable efforts consistent with Good Utility Practice to timely effectuate such plan, Purchaser may terminate this Agreement under this clause (c).  In no event will any delay or failure of performance caused by any conditions or events of Force Majeure extend this Agreement beyond its stated Term.

(d)A Party shall not be required to settle any strike, walkout, lockout or other labor dispute on terms that, in the sole judgment of such Party, are contrary to its interest.  The settlement of strikes, walkouts, lockouts or other labor disputes shall be entirely within the discretion of the Party involved in such dispute.

Article XVI

FINANCIAL ASSURANCES

Section 16.1Purchaser’s Guaranty. Concurrently with the execution of this Agreement, Purchaser shall cause Purchaser Guarantor to deliver to Owner a guaranty by Purchaser Guarantor of Purchaser’s payment obligations under this Agreement substantially in the form of Attachment J (the “Hydro-Québec Guaranty”).

Section 16.2[Intentionally Omitted].

Section 16.3Credit Downgrade Event.  Purchaser Guarantor and Owner shall at all times meet the Credit Rating Requirements.

(a)In the event Owner fails to meet the Credit Rating Requirements, Owner shall promptly furnish to Purchaser, in an amount equal to the Proportionate Share multiplied by Two Hundred Fifty Million Dollars ($250,000,000), Additional Credit Support.

(b)In the event Purchaser Guarantor fails to meet the Credit Rating Requirements, Purchaser shall promptly furnish to Owner, in an amount equal to the Proportionate Share multiplied by Two Hundred Fifty Million Dollars ($250,000,000), Additional Credit Support.

For the purposes of this Section 16.3, the denominator in “Proportionate Share” shall be 1,200 MW.

Article XVII

DISPUTE RESOLUTION

Section 17.1Consultation.

(a)The Parties shall initially attempt to resolve any Dispute through consultations between the Parties.  Subject to Section 17.2 and except as expressly provided otherwise in this Agreement, if a Dispute has not been timely resolved pursuant to this clause (a) within fifteen (15) Business Days after written notice of such Dispute has been given, then either Party may seek to resolve such Dispute in the courts of the Commonwealth of Massachusetts or a U.S. District Court in the Commonwealth of Massachusetts and any appellate court from any thereof that has subject matter jurisdiction; provided, however, if the Dispute is subject to Section 17.2, then either Party may elect to proceed with the mediation through FERC's Dispute Resolution Service. If one Party fails to participate in the consultations provided for in this Section 17.1, the other Party can initiate mediation prior to the expiration of the fifteen (15) Business Days.  Unless otherwise agreed, the Parties will select a mediator from the FERC panel. The Parties may, by written agreement signed by both Parties, alter any time deadline, location(s) for meeting(s) or procedure outlined herein or in FERC’s rules for mediation.  The procedure specified herein shall be the sole and exclusive procedure for the resolution of Disputes.

(b)All negotiations, consultations, and mediations pursuant to this Section 17.1 shall be deemed to be confidential and shall be treated as compromise and settlement negotiations, and no evidence with regard to any proposal made during such negotiations, consultations or mediations shall be admissible in any FERC proceeding or filing under Section 17.2 or in any other judicial or other proceeding.

Section 17.2Disputes to be Resolved by FERC.

(a)In the event a Dispute over any matter is not resolved in accordance with Section 17.1, either Party shall have the right to file for relief with FERC to the extent that matter is within the primary or exclusive jurisdiction of the FERC. Nothing contained in this Agreement shall be construed as precluding a Party from filing any answer, protest or other opposition to any FERC filing made by the other Party, unless expressly prohibited under the terms of this Agreement.

(b)In the event any Dispute is submitted to FERC for resolution as provided in Section 17.2(a), the Party submitting the Dispute to FERC shall be responsible for providing written notice of such filing to the other Interested Parties. Unless both Parties agree that the Dispute does not implicate any of the Proposal Agreements other than this Agreement, each Party consents and agrees that (i) each Interested Party is an interested party in the Dispute and (ii) in order to avoid inconsistent interpretations and adjudications of the Proposal Agreements, any Interested Party may, without objection from any other Interested Party, whether by means of joinder, consolidation or otherwise, submit such matters as it considers sufficiently related to the Dispute to FERC to be jointly determined by FERC with the Dispute. Notwithstanding the foregoing, in the event FERC determines that it does not have the jurisdiction to, or otherwise does not want to, hear or determine any portion of a Dispute or other matter so referred to FERC, either Party may seek to resolve such Dispute in the courts of the Commonwealth of Massachusetts or a U.S. District Court in the Commonwealth of Massachusetts and any appellate court from any thereof that has subject matter jurisdiction.

Section 17.3Consent to Jurisdiction. Subject to Section 17.2, each Party agrees that any legal action or proceeding with respect to or arising out of this Agreement or any other Proposal Agreement shall be brought in or removed to the courts of the Commonwealth of Massachusetts or a U.S. District Court in the Commonwealth of Massachusetts that has subject matter jurisdiction and any appellate court from any thereof. By execution and delivery of this Agreement, each Party hereby accepts for itself and in respect of its property, generally and unconditionally, the jurisdiction of the aforesaid courts. The Parties irrevocably consent to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified airmail, postage prepaid, to the applicable Party at its respective addresses for notices as specified in Section 23.4. Nothing herein shall affect the right to serve process in any other manner permitted by law. Each Party hereby waives any right to stay or dismiss any action or proceeding under or in connection with this Agreement or any other Proposal Agreement brought before the foregoing courts on the basis of forum non-conveniens.

Section 17.4WAIVER OF JURY TRIAL. EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL ACTION, PROCEEDING, CAUSE OF ACTION, OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Article XVIII

LIMITATION OF REMEDIES

NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, NEITHER PARTY NOR ANY OF ITS AGENTS, SUBCONTRACTORS, REPRESENTATIVES OR AFFILIATES SHALL BE LIABLE TO THE OTHER PARTY FOR PUNITIVE, CONSEQUENTIAL, SPECIAL, MULTIPLE, EXEMPLARY, INCIDENTAL OR INDIRECT DAMAGES OF ANY NATURE (EXCEPT AS EXPRESSLY CONTEMPLATED IN THIS AGREEMENT, INCLUDING IN Section 4.4 OR Section 7.3, OR FOR ANY DIRECT DAMAGES SUFFERED BY PURCHASER AS A RESULT OF A BREACH BY OWNER OF ITS OBLIGATIONS UNDER Section 6.2, Article X OR Section 11.2), IN EACH CASE, ARISING OUT OF OR RELATING TO THE PERFORMANCE OF THIS AGREEMENT, AND WHETHER SUCH LIABILITY IS CLAIMED IN CONTRACT OR TORT (INCLUDING NEGLIGENCE AND STRICT LIABILITY, WARRANTY, FAILURE OF GOOD UTILITY PRACTICE OR ANY OTHER LEGAL OR EQUITABLE THEORY).

FOR THE AVOIDANCE OF DOUBT, THE PARTIES ACKNOWLEDGE AND AGREE THAT Section 4.4 OR Section 7.3 PROVIDE THE SOLE AND EXCLUSIVE REMEDIES FOR ANY LOSS OF USE CONTEMPLATED BY Section 4.4 OR Section 7.3 AND NOTHING IN Section 6.2, Article X OR Section 11.2 SHALL SUPERSEDE, SUPPLEMENT OR AMEND SUCH SOLE AND EXCLUSIVE REMEDIES.

THIS Article XVIII IS IN ADDITION TO THE SPECIFIC LIMITATIONS ON REMEDIES REFERENCED IN Article XIV, Section 4.4.1 AND Section 4.4.2.

OWNER ACKNOWLEDGES THAT (A) PURCHASER (OR ITS AFFILIATES) MAY BE A PROPONENT OF OR PARTICIPATE IN OTHER BIDS WITH OTHER TRANSMISSION DEVELOPERS IN RESPONSE TO THE RFP (“ADDITIONAL BIDS”), EITHER ON ITS OWN OR WITH ONE OR MORE THIRD PARTIES AND (B) PURCHASER SHALL NOT BE LIABLE TO OWNER FOR ANY PUNITIVE, CONSEQUENTIAL, SPECIAL, MULTIPLE, EXEMPLARY, INCIDENTAL OR INDIRECT DAMAGES OF ANY NATURE, INCLUDING LOST PROFITS, IN EACH CASE, ARISING FROM OR RELATING TO ANY ADDITIONAL BIDS (INCLUDING IF ANY ADDITIONAL BIDS ARE SELECTED PURSUANT TO THE RFP), AND WHETHER SUCH LIABILITY IS CLAIMED IN CONTRACT OR TORT (INCLUDING NEGLIGENCE AND STRICT LIABILITY, WARRANTY, FAILURE OF GOOD UTILITY PRACTICE OR ANY OTHER LEGAL OR EQUITABLE THEORY).  OWNER ACKNOWLEDGES AND AGREES THAT AS PART OF PURCHASER’S PARTICIPATION IN ADDITIONAL BIDS, PURCHASER SHALL EMPLOY MATERIALLY SIMILAR LANGUAGE IN DOCUMENTS PREPARED PURSUANT TO ADDITIONAL BIDS, FOR WHICH NO LIABILITY OR OBLIGATION OF ANY KIND, INCLUDING FOR COMPENSATION, SHALL BE IMPOSED UPON PURCHASER.

PURCHASER ACKNOWLEDGES THAT (A) OWNER (OR ITS AFFILIATES) MAY BE A PROPONENT OF OR PARTICIPATE IN OTHER BIDS WITH OTHER GENERATION DEVELOPERS IN RESPONSE TO THE RFP, EITHER ON ITS OWN OR WITH ONE OR MORE THIRD PARTIES AND (B) OWNER SHALL NOT BE LIABLE TO PURCHASER

FOR ANY PUNITIVE, CONSEQUENTIAL, SPECIAL, MULTIPLE, EXEMPLARY, INCIDENTAL OR INDIRECT DAMAGES OF ANY NATURE, INCLUDING LOST PROFITS, IN EACH CASE ARISING FROM OR RELATING TO ANY SUCH OTHER BIDS (INCLUDING IF ANY SUCH OTHER BID IS SELECTED PURSUANT TO THE RFP) AND WHETHER SUCH LIABILITY IS CLAIMED IN CONTRACT OR TORT (INCLUDING NEGLIGENCE AND STRICT LIABILITY, WARRANTY, FAILURE OF GOOD UTILITY PRACTICE OR ANY OTHER LEGAL OR EQUITABLE THEORY).  PURCHASER ACKNOWLEDGES AND AGREES THAT AS PART OF OWNER’S PARTICIPATION IN OTHER BIDS, OWNER MAY EMPLOY MATERIALLY SIMILAR LANGUAGE IN DOCUMENTS PREPARED PURSUANT TO OTHER BIDS, FOR WHICH NO LIABILITY OR OBLIGATION OF ANY KIND, INCLUDING FOR COMPENSATION, SHALL BE IMPOSED UPON OWNER.

Article XIX

MODIFICATION OF THIS AGREEMENT; CHANGES IN LAW, ISO-NE RULES.

Section 19.1Modifications.  The Parties specifically intend and acknowledge and agree that, except as otherwise expressly provided in this Agreement, (a) this Agreement shall not be subject to amendment or other modification, absent the written agreement of both Parties and (b) neither Party shall be permitted to make a filing with FERC under any provision of the Federal Power Act or the regulations promulgated thereunder that seeks to amend or otherwise modify, or requests FERC to amend or otherwise modify, any provision of this Agreement at any time during the Term, except to implement an amendment or other modification to this Agreement that has been reduced to writing and signed by both Parties.  In addition, to the extent any third party, or FERC acting sua sponte, seeks to amend or otherwise modify, or requests FERC to amend or otherwise modify, any provision of this Agreement, the standard of review for any proposed amendment or other modification shall be the “public interest” standard of review set forth in United Gas Pipe Line Co. v. Mobile Gas Service Corp., 350 U.S. 332 (1956), and Federal Power Commission v. Sierra Pacific Power Co., 350 U.S. 348 (1956), and as further defined in Morgan Stanley Capital Group, Inc. v. Public Utility District No. 1 of Snohomish County, 128 S. Ct. 2733 (2008) and NRG Power Marketing, LLC v. Maine Public Utilities Commission, 130 S. Ct. 693 (2010).

Section 19.2Change in ISO-NE Rules; Change in Applicable Law or Accounting Treatment.

(a)This Agreement is subject to the ISO-NE Rules.  If, during the Term, any ISO-NE Rule is terminated, modified or amended, or is otherwise no longer applicable, resulting in a material alteration of a material right or obligation of a Party hereunder, the Parties agree to negotiate in good faith in an attempt to amend or clarify this Agreement to embody the Parties’ original intent regarding their respective rights and obligations under this Agreement; provided that neither Party shall have any obligation to agree to any particular amendment or clarification of this Agreement.  The intent of the Parties is that any such amendment or clarification reflect, as closely as possible, the intent, substance and effect of the ISO-NE Rule being replaced, modified, amended or made inapplicable as such ISO-NE Rule was in effect prior to such termination, modification, amendment or inapplicability; provided that such amendment or clarification shall not in any event alter (i) the purchase and sale obligations of the Parties pursuant to this Agreement or (ii) the Transmission Service Payment.  In the event the Parties cannot agree upon such amendments within sixty (60) days after such ISO-NE Rule or ISO-NE Practice change described above, the Dispute shall be resolved in accordance with Article XVII.

(b)If, during the Term, there is a change in Applicable Law (other than tax laws or regulations) or accounting standards or rules or a change in the interpretation or applicability thereof that would result in a (A) material adverse balance sheet or creditworthiness impacts on Purchaser associated with this Agreement or the amounts paid for Firm Transmission Service purchased hereunder, or (B) an adverse impact on the economic benefits (including those stemming from the fiscal conditions provided for herein) that any Party enjoys under this Agreement or that are provided for herein for any Party during the Term, the Parties shall use commercially reasonable efforts to agree to an amendment to the Agreement to avoid or mitigate such impacts and restore the economic benefits to each affected Party; provided that such amendment mitigates any material adverse effect(s) on each non-affected Party (as identified by each such Party, acting reasonably) that could reasonably be expected to result from such amendment, but only to the extent that such mitigation can be accomplished in a manner that is consistent with the purpose of such amendment.  In the event the Parties cannot agree on an amendment in accordance with this Section 19.2(b), the Dispute shall be resolved in accordance with Article XVII.

(c)Upon a determination by a court or regulatory body having jurisdiction over this Agreement or any of the Parties, or over the establishment and enforcement of any of the statutes or regulations or orders or actions of regulatory agencies (including the MDPU) supporting this Agreement or the rights or obligations of the Parties hereunder that any of the statutes or regulations supporting this Agreement or the rights or obligations of the Parties hereunder, or orders of or actions of regulatory agencies (including the MDPU) implementing such statutes or regulations, or this Agreement on its face or as applied, violates any Applicable Law (including the State or Federal Constitution) (an “Adverse Determination”), each Party shall have the right to suspend performance under this Agreement without liability.  Owner may provide transmission service to a third party during any period of time for which Purchaser suspends payments under this Section 19.2(c).  Upon an Adverse Determination becoming final and non-appealable, this Agreement shall be rendered null and void.

(d)For the avoidance of doubt, it is understood that the provisions of Article XVII regarding dispute resolution apply to any Dispute under this Article XIX.

Article XX

INDEMNIFICATION

Section 20.1Purchaser Indemnity.  Purchaser shall indemnify, defend and hold harmless Owner and Owner’s Affiliates and their respective officers, directors, shareholders, managers, members, partners, agents, employees, representatives, and permitted successors and assigns (each, an “Owner Indemnified Party”) from and against any and all claims, demands, suits, proceedings, judgments, losses, liabilities or damages, in each case, resulting from any third-party claims, together with any costs and expenses (including reasonable attorneys’ fees) incurred by any such Owner Indemnified Party, and arising out of the negligence, willful misconduct or criminal misconduct of Purchaser or its agents.  Purchaser shall have no obligations under the immediately preceding sentence to the extent any claims, demands, suits, proceedings, judgments, losses, liabilities, damages, costs and expenses (including reasonable attorneys’ fees) incurred by any such Owner Indemnified Party are caused by or arise from the negligence, willful misconduct or criminal misconduct of, or breach or default of contract by, an Owner Indemnified Party.  This Section 20.1 shall not apply to any claims for delay damages, cover damages, termination payments or other liquidated damages, in each case, that are asserted by any RFP Sponsor under the PPA, the Additional PPAs, the Distribution Company TSA or the Additional RFP Sponsor TSAs.

Section 20.2Owner Indemnity.  Owner shall indemnify, defend and hold harmless Purchaser and Purchaser’s Affiliates and their respective officers, directors, shareholders, managers, members, partners, agents, employees, representatives and permitted successors and assigns (each, a “Purchaser Indemnified Party”) from and against any and all claims, demands, suits, proceedings, judgments, losses, liabilities or damages, in each case, resulting from any third-party claims, together with any costs and expenses (including reasonable attorneys’ fees) incurred by any such Purchaser Indemnified Party, including any such liabilities incurred by a Purchaser Indemnified Party under the PPA, and arising out of the negligence, willful misconduct or criminal misconduct of Owner or its agents, including such claims, costs and expenses arising from environmental liabilities or from property damage, in each case to the extent related to the NECEC Transmission Line.  Owner shall have no obligations under the immediately preceding sentence to the extent any claims, demands, suits, proceedings, judgments, losses, liabilities, damages, costs and expenses (including reasonable attorneys’ fees) incurred by any such Purchaser Indemnified Party are caused by or arise from the negligence, willful misconduct or criminal misconduct of, or breach or default of contract by, a Purchaser Indemnified Party.  This Section 20.2 shall not apply to any claims for delay damages, cover damages, termination payments or other liquidated damages, in each case, that are asserted by any RFP Sponsor under the PPA, the Additional PPAs, the Distribution Company TSA or the Additional RFP Sponsor TSAs.

Section 20.3[Intentionally Omitted].

Section 20.4Procedures.  Promptly after the receipt by any Person seeking indemnification under this Article XX (the “Indemnified Party”) of written notice of the assertion of any claim by a third party with respect to any matter in respect of which indemnification may be sought hereunder (a “Third Party Claim”), the Indemnified Party shall give written notice (the “Indemnification Notice”) to the Party from which indemnification is sought (the “Indemnifying Party”), and shall thereafter keep the Indemnifying Party reasonably informed with respect thereto; provided, however, that the failure of the Indemnified Party to give the Indemnifying Party notice as provided herein shall not relieve the Indemnifying Party of any of its obligations hereunder, except to the extent that the Indemnifying Party is materially prejudiced by such failure.  The Indemnifying Party shall be entitled to assume the defense of any Third Party Claim by written notice to the Indemnified Party of such intention given within thirty (30) days after the receipt by the Indemnifying Party of the Indemnification Notice; provided, however, that counsel selected by the Indemnifying Party shall be reasonably satisfactory to the Indemnified Party.  The Indemnifying Party shall be liable for the fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party has not assumed the defense of any Third Party Claim (other than during any period during which the Indemnified Party has failed to give notice of such Third Party Claim as provided above).  If the Indemnifying Party shall assume the defense of the Third Party Claim, then the Indemnifying Party shall not compromise or settle such Third Party Claim without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld, delayed or conditioned; provided, however, that the Indemnified Party shall have no obligation to consent to any settlement that (a) does not include, as an unconditional term thereof, the giving by the claimant or the plaintiff of a release of the Indemnified Party from all liability with respect to such Third Party Claim or (b) involves the imposition of equitable remedies or the imposition of any material obligations on such Indemnified Party other than financial obligations for which such Indemnified Party is indemnified hereunder.  As long as the Indemnifying Party is contesting any such Third Party Claim on a timely basis, the Indemnified Party shall not pay, compromise or settle any claims brought under such Third Party Claim.  Notwithstanding the assumption by the Indemnifying Party of the defense of any Third Party Claim as provided in this Section 20.4, the Indemnified Party shall be permitted to participate in the defense of such Third Party Claim and to employ counsel at its own expense (it being understood that the Indemnifying Party controls such defense); provided, however, that, if the defendants in any Third Party Claim shall include both an Indemnifying Party and any Indemnified Party, and such Indemnified Party shall have reasonably concluded that counsel selected by the Indemnifying Party has a conflict of interest because of the availability of different or additional defenses to such Indemnified Party, such Indemnified Party shall then have the right to select separate counsel to participate in the defense of such Third Party Claim on its behalf, at the expense of the Indemnifying Party; provided that the Indemnifying Party shall not be obligated to pay the expenses of more than one separate counsel for all Indemnified Parties, taken together.

Section 20.5Defenses.  If the Indemnifying Party shall fail to notify the Indemnified Party of its desire to assume the defense of any Third Party Claim within the prescribed period of time, or shall notify the Indemnified Party that it will not assume the defense of any such Third Party Claim, then the Indemnified Party may assume the defense of any such Third Party Claim, in which case it may do so acting in good faith and otherwise in such manner as it may deem appropriate, and the Indemnifying Party shall be bound by any determination made in such Third Party Claim.

Section 20.6Cooperation.  The Indemnified Party and the Indemnifying Party shall each cooperate fully (and shall each cause its Affiliates to cooperate fully) with the other in the defense of any Third Party Claim pursuant to this Article XX.  Without limiting the generality of the foregoing, each such Person shall furnish the other such Person (at the expense of the Indemnifying Party) with such documentary or other evidence as is then in its or any of its Affiliates’ possession, as may reasonably be requested by the other Person for the purpose of defending against any such Third Party Claim.

Section 20.7Recovery.  The amount of any indemnity hereunder shall be reduced by any insurance proceeds actually recovered by the Indemnified Party in connection with the Third Party Claim.  If at any time subsequent to the receipt by an Indemnified Party of an indemnity payment hereunder, such Indemnified Party (or any Affiliate thereof) receives any recovery, settlement or other similar payment with respect to the Third Party Claim for which it received such indemnity payment (a “Recovery”), such Indemnified Party shall then promptly pay to the Indemnifying Party the amount of such Recovery, less any expenses incurred by such Indemnified Party (or its Affiliates) in connection with such Recovery, but in no event shall any such payment exceed the amount of such indemnity payment.

Section 20.8Subrogation.  To the extent the Indemnifying Party makes or is required to make any indemnity payment to the Indemnified Party, the Indemnifying Party shall be entitled to exercise, and shall be subrogated to, any rights and remedies (including rights of indemnity, rights of contribution and other rights of recovery) that the Indemnified Party or any of its Affiliates may have against any other Person with respect thereto, whether directly or indirectly related.  The Indemnified Party shall permit the Indemnifying Party to use the name of the Indemnified Party and the names of the Indemnified Party’s Affiliates in any transaction or in any proceeding or other matter involving any of such rights or remedies; and the Indemnified Party shall take such actions as the Indemnifying Party may reasonably request for the purpose of enabling the Indemnifying Party to perfect or exercise its right of subrogation hereunder.

Article XXI

REPRESENTATIONS, WARRANTIES AND COVENANTS

Section 21.1Mutual Representations and Warranties.  Each Party hereby represents and warrants to the other Party that all of the statements in this Section 21.1 are true and correct as of the Execution Date (unless another date is expressly indicated) and will be true and correct as of (i) the Effective Date, (ii) the Commercial Operation Date and (iii) the start of the Purchaser Term, but not as of any other date:

(a)It has knowledge and experience in financial matters and in the electric industry that enable it to evaluate the merits and risks of this Agreement and the transactions contemplated hereby, and is capable of evaluating such merits and risks and assuming such risks.  It is acting for its own account, has made its own independent decision to enter into this Agreement as to whether this Agreement is appropriate and proper for it based upon its own judgment, is not relying upon the advice or recommendations of the other Party in doing so, and understands and accepts the terms, conditions, and risks of this Agreement and the transactions contemplated hereby;

(b)It has entered into this Agreement in connection with the conduct of its business;

(c)It is not acting as a fiduciary or an advisor with respect to this Agreement or the transactions contemplated hereby;

(d)It is not subject to an Insolvency Event and there are no proceedings pending or being contemplated by it or, to its knowledge, threatened against it that could result in the occurrence of an Insolvency Event with respect to it; and

(e)It is an entity subject to the procedures and substantive provisions of the Bankruptcy Code applicable to U.S. corporations or limited liability companies, as applicable, generally.

Section 21.2Additional Representations and Warranties of Purchaser.  Purchaser hereby represents and warrants to Owner that all of the statements in this Section 21.2 are true and correct as of the Execution Date (unless another date is expressly indicated) and will be true and correct as of the Effective Date and as of the Commercial Operation Date, but not as of any other date:

(a)Purchaser is duly organized, validly existing, and in good standing under the laws of the State of Delaware and is qualified to do business in each other jurisdiction where the failure to so qualify would have a Material Adverse Effect on Purchaser, and Purchaser has all requisite power and authority to conduct its business, own its properties, and to execute, deliver, and perform its obligations under this Agreement;

(b)Purchaser has all requisite corporate power and authority necessary to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder, and to consummate the transactions contemplated hereby, and this Agreement has been duly executed and delivered by Purchaser;

(c)Assuming due authorization, execution and delivery by Owner, this Agreement constitutes Purchaser’s legal, valid and binding obligation enforceable against Purchaser in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application relating to or affecting creditors’ rights generally and to general principles of equity (regardless of whether considered in a proceeding in equity or at law);

(d)No legal proceeding is pending or, to its knowledge, threatened against Purchaser or any of its Affiliates that could have a Material Adverse Effect on Purchaser;

(e)No event with respect to Purchaser has occurred or is continuing that would constitute a Purchaser Default, and no Purchaser Default will occur as a result of Purchaser entering into or performing its obligations under this Agreement;

(f)The execution, delivery and performance of this Agreement by Purchaser does not and will not (i) violate any provisions of its certificate of incorporation or bylaws, or any Applicable Law; or (ii) violate, or result in any breach of, or constitute any default under, any agreement or instrument to which it is a party or by which it or any of its properties may be bound or affected;

(g)To the best of Purchaser’s knowledge, the Canadian Approvals constitute all of the Consents, notifications, waivers, orders, and filings that are necessary for TransÉnergie to commence construction of and to own and operate the Québec Line in a manner consistent with Attachment A and this Agreement; and

(h)Purchaser is in compliance with all Applicable Laws, except such noncompliance as could not reasonably be expected to have a Material Adverse Effect on Purchaser.  Purchaser has not received any written notice that it is under investigation with respect to a violation of any Applicable Law that could reasonably be expected to have a Material Adverse Effect on Purchaser.

Section 21.3Additional Representations and Warranties of Owner.  Owner hereby represents and warrants to Purchaser that all of the statements in this Section 21.3 are true and correct as of the Execution Date (unless another date is expressly indicated) and will be true and correct as of the Effective Date and as of the Commercial Operation Date, but not as of any other date:

(a)Owner is duly organized, validly existing, and in good standing under the laws of the State of Maine and is qualified to do business in each other jurisdiction where the failure to so qualify would have a Material Adverse Effect on Owner, and Owner has all requisite power and authority to conduct its business, own its properties, and to execute, deliver, and perform its obligations under this Agreement;

(b)Owner has all requisite corporate power and authority necessary to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder, and to consummate the transactions contemplated hereby, and this Agreement has been duly executed and delivered by Owner;

(c)Assuming due authorization, execution and delivery by Purchaser, this Agreement constitutes Owner’s legal, valid and binding obligation enforceable against Owner in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application relating to or affecting creditors’ rights generally and to general principles of equity (regardless of whether considered in a proceeding in equity or at law);

(d)No legal proceeding is pending or, to its knowledge, threatened against Owner or any of its Affiliates that could have a Material Adverse Effect on Owner;

(e)No event with respect to Owner has occurred or is continuing that would constitute an Owner Default, and no Owner Default will occur as a result of Owner entering into or performing its obligations under this Agreement;

(f)The execution, delivery and performance of this Agreement by Owner does not and will not (i) violate any provisions of its articles of incorporation or bylaws, or any Applicable Law; or (ii) violate, or result in any breach of, or constitute any default under, any agreement or instrument to which it is a party or by which it or any of its properties may be bound or affected;

(g)The FERC Authorization, the Owner Approvals (other than the Municipal Owner Approvals) and the AC Upgrade Approvals constitute all of the Consents, notifications, waivers, orders, and filings that are necessary to commence construction of and operate the NECEC Transmission Line (other than the Municipal Owner Approvals);

(h)To the best of Owner’s knowledge, the Municipal Owner Approvals identified in paragraph 10 of Attachment C constitute all of the Municipal Owner Approvals that are necessary to commence construction of and operate the NECEC Transmission Line;

(i)Owner is in compliance with all Applicable Laws, except such noncompliance as could not reasonably be expected to have a Material Adverse Effect on Owner.  Owner has not received any written notice that it is under investigation with respect to a violation of any Applicable Law that could reasonably be expected to have a Material Adverse Effect on Owner; and

(j)Owner has acquired all required real property rights necessary for construction and operation of the NECEC Transmission Line, and the interconnection of the NECEC Transmission Line with (A) the Québec Line (other than real property rights to be held by TransÉnergie) and (B) the Delivery Point, in full and final form with all options or contingencies having been exercised as set forth in Attachment I.

Section 21.4[Intentionally Omitted].

Section 21.5NO OTHER REPRESENTATIONS OR WARRANTIES.  THE REPRESENTATIONS AND WARRANTIES OF OWNER SET FORTH IN Section 21.1 AND Section 21.3 ARE OWNER’S SOLE REPRESENTATIONS AND WARRANTIES ASSOCIATED WITH THE NECEC TRANSMISSION LINE AND ARE MADE IN LIEU OF ALL OTHER REPRESENTATIONS, WARRANTIES AND GUARANTEES, EXPRESS OR IMPLIED, ASSOCIATED WITH THE NECEC TRANSMISSION LINE, INCLUDING REPRESENTATIONS OR WARRANTIES AS TO MERCHANTABILITY, USAGE, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE.  THE FOREGOING SENTENCE SHALL NOT BE CONSTRUED IN ANY WAY TO LIMIT OWNER’S EXPRESS OBLIGATIONS UNDER THIS AGREEMENT.

Article XXII

TRANSFER OF INTERESTS

Section 22.1No Transfer of Interests.

(a)Any (i) direct or indirect change of Control of any Party (whether voluntary or by operation of law), (ii) sale, transfer or other disposition of all or substantially all of the assets of any Party or (iii) except as provided in Section 22.2 or Section 22.3, assignment, transfer or other disposition of, whether to one or more assignees or transferees, all or any portion of any Party’s rights, interests or obligations under this Agreement (each of the foregoing, a “Transfer”), shall require the prior written consent of the other Party, which consent shall not be unreasonably withheld, delayed or conditioned when viewed in light of all reasonable considerations, including the security or other financial assurances to be provided by or on behalf of any proposed successor or assign (including the net worth and creditworthiness of the issuer); provided that any direct or indirect transfer of securities or other ownership interests in a Party to a Person Controlled by a Party’s ultimate parent company (for Purchaser, currently Hydro-Québec, and for Owner, currently Iberdrola, S.A.), as applicable, shall not be considered a Transfer for the purposes of this Section 22.1(a) and shall not require consent.  Any Transfer in contravention of this Article XXII shall be null and void.  The Parties agree that the provision by or for the account of an assignee or transferee of any Party of Additional Credit Support in an amount equal to the Maximum Amount provided under, and as defined in, the Hydro-Québec Guaranty, as such Maximum Amount may vary from time to time, shall be deemed to satisfy the criterion set forth herein with respect to security or other financial assurances to be provided by or on behalf of any proposed successor or assign (including the net worth and creditworthiness of the issuer).

(b)If Owner consents to a Transfer by Purchaser pursuant to this Section 22.1, then, upon such Transfer, including (i) the assumption, in writing by the transferee, of Purchaser’s obligations under this Agreement with respect to the Transferred portion of this Agreement, which assumption is not subject to conditions that have not been satisfied or waived, and (ii) delivery to Owner of any replacement security or other financial assurances to be provided by or on behalf of such transferee, then, provided that a Purchaser Default shall not have occurred and be continuing, (x) the obligations of Purchaser shall terminate to the extent of the Transferred portion of this Agreement, and Purchaser shall be fully, finally, and unconditionally released from all liability associated therewith to the extent of the Transferred portion of this Agreement, and (y) at the request of Purchaser, Owner shall execute and deliver to Purchaser a full, final, and unconditional release of any credit support or guarantees provided by Purchaser, in such form as Purchaser may reasonably request, with respect to the Transferred portion of this Agreement.

(c)If Purchaser consents to a Transfer by Owner pursuant to this Section 22.1, then, upon such Transfer, including (i) the assumption, in writing by the transferee, of Owner’s obligations under this Agreement with respect to the Transferred portion of this Agreement, which assumption is not subject to conditions that have not been satisfied or waived, and (ii) delivery to Purchaser of any replacement security or other financial assurances to be provided by or on behalf of such transferee, then, provided that an Owner Default shall not have occurred and be continuing, (x) the obligations of Owner shall terminate to the extent of the Transferred portion of this Agreement, and Owner shall be fully, finally, and unconditionally released from all liability associated therewith to the extent of the Transferred portion of this Agreement, and (y) at the request of Owner, Purchaser shall execute and deliver to Owner a full, final, and unconditional release of any credit support or guarantees provided by Owner hereunder, in such form as Owner may reasonably request, with respect to the Transferred portion of this Agreement.

(d)[Intentionally Omitted].

(e)Nothing herein shall prevent Purchaser or any assignee thereof from transferring or assigning transmission service rights pursuant to FERC rules and regulations.

Section 22.2Exceptions.  Notwithstanding Section 22.1, consent shall not be required for any of the following:

(a)an assignment by Purchaser to any of its Affiliates; provided that Hydro-Québec confirms in a writing satisfactory to Owner that the Hydro-Québec Guaranty applies with respect to the assignee’s obligations under this Agreement;

(b)[intentionally omitted];

(c)any (i) change of Control of Owner or (ii) transfer or other disposition of all or substantially all of the assets of Owner, in each case, resulting from a collateral assignment in favor of a financing party in accordance with Section 22.3;

(d)any change of Control of Owner resulting from any direct or indirect change of Control in Owner’s ultimate parent company (currently Iberdrola, S.A.), Owner’s ultimate parent company in the United States (currently AVANGRID, Inc.) or in the parent company for the network business in the United States of which Owner is part (currently Avangrid Networks, Inc.);

(e)any change of Control of Purchaser resulting from the direct or indirect transfer of interests in Hydro-Québec; or

(f)the exercise of any of Purchaser’s rights pursuant to Section 14.7, 14.8(a) or 14.8(b).

Section 22.3Collateral Assignment.  Owner shall be entitled, without restriction, to make one or more assignments of this Agreement for purposes of collateral security or any or all of its rights and benefits hereunder to or for the benefit of any and all secured lenders to Owner, or grant to or for the benefit of any and all secured lenders to Owner a lien on, or security interest in, any right, title or interest in all or any part of Owner’s rights hereunder for the purpose of the financing or successive refinancing of the ownership, development, engineering, construction or operation of the NECEC Transmission Line; provided, however, that such assignment for purposes of collateral security shall recognize Purchaser’s rights under this Agreement on terms and conditions as may be customary for financings of a similar nature and reasonably requested by any secured lenders to Owner.  To facilitate Owner’s obtaining of financing or successive refinancing for the ownership, development, engineering, construction or operation of the NECEC Transmission Line, Purchaser shall cooperate with Owner and shall execute and deliver such consents, acknowledgements, direct agreements or similar documents as may be customary for financings of a similar nature and reasonably requested by any secured lenders to Owner.

Article XXIII

MISCELLANEOUS

Section 23.1Governing Law.  This Agreement and each of its provisions shall be governed by, and construed in accordance with, the laws of the Commonwealth of Massachusetts.

Section 23.2Entire Agreement.  This Agreement, together with the Attachments, constitutes the entire Agreement and understanding between the Parties with respect to all subjects covered hereby and thereby and supersedes all prior discussions, agreements and understandings between the Parties with respect to such matters. Notwithstanding the foregoing, each Party is subject to obligations under different Proposal Agreements.

Section 23.3Severability.  Except as otherwise provided in Section 2.2 or Section 19.2, (a) in the event any part of this Agreement is held to be illegal, invalid or unenforceable to any extent, the legality, validity and enforceability of the remainder of this Agreement shall not be affected thereby, and shall remain in full force and effect and shall be enforced to the greatest extent permitted by Applicable Law and (b) with respect to any provision found to be illegal, invalid or unenforceable, the Parties shall endeavor to replace such invalid, illegal or unenforceable provision with the valid, legal and enforceable provision that achieves, as nearly as practicable, the commercial intent of this Agreement (as it may be amended from time to time).

Section 23.4Notices.  All notices, billings, requests, demands, waivers, consents and other communications under this Agreement shall be in writing and shall be effective (a) upon personal delivery thereof, including by overnight mail or courier service, with a record of receipt, (b) in the case of notice by United States mail, certified or registered, postage prepaid, return receipt requested, upon the fourth (4th) day after mailing, (c) in the case of notice by facsimile for any communications other than billings, upon transmission; provided that such facsimile transmission is promptly confirmed by either of the methods set forth in the foregoing clause (a) or (b), in each case, addressed to each Party and copy party hereto at its address set forth below or at such other address as a Party may from time to time designate by written notice to the other Party pursuant to this Section 23.4, (d) in the case of notice by facsimile for billings only (but not any other communication, including any subsequent demand notice for any unpaid amounts), upon receipt of confirmation of successful transmission, but without any further requirement for evidence of receipt or confirmation by either of the methods set forth in the foregoing clause (a) or (b), or (e) in the case of notice by electronic mail for billings only (but not any other communication, including any subsequent demand notice for any unpaid amounts), upon transmission, without any requirement for evidence of receipt or confirmation by either of the methods set forth in the foregoing clause (a) or (b); provided that the Party delivering such notice did not receive any notice of unsuccessful or delayed transmission.  A notice given in connection with this Section 23.4 but received on a day other than a Business Day, or after business hours at the location of receipt, shall be deemed to be received on the next Business Day.

If to Owner:
Central Maine Power Company
Attn: Douglas Herling, President & CEO
83 Edison Drive, Augusta ME 04336
207-626-9779

With a copy to:
Central Maine Power Company
Attn: Legal Department
83 Edison Drive, Augusta ME 04336

With a further copy to:
Pierce Atwood LLP
Attn: Jared des Rosiers
254 Commercial St., Portland ME 04101

If to Purchaser:
H.Q. Energy Services (U.S.) Inc.
75, René-Lévesque Boulevard West, 18th Floor
Montréal (Québec) Canada
H2Z 1A4
Attention: President
Facsimile: (514) 289-6723

Section 23.5Waiver; Cumulative Remedies.  Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but such waiver shall not be effective unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition.  No waiver by any Party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a subsequent waiver of, or estoppel with respect to, the same or any other term or by Applicable Law.  Except as otherwise provided in Section 13.2(b), the failure of or delay on the part of any Party to enforce or insist upon compliance with or strict performance of any term or condition of this Agreement, or to take advantage of any of its rights thereunder, shall not constitute a waiver or relinquishment of any such terms, conditions, or rights, but the same shall be and remain at all times in full force and effect.  Except as otherwise provided herein, the remedies provided in this Agreement are cumulative and not exclusive of any remedies provided by law or in equity.

Section 23.6Confidential Information.  Each Party hereby agrees that it shall not disclose, or cause to be disclosed, to third parties any Confidential Information with respect to the other Party or any material or information identified as Critical Energy Infrastructure Information (other than to the disclosing Party’s Affiliates and its and their respective counsel, directors, officers, employees, lenders, advisors, suppliers, subcontractors, vendors, or consultants, in each case, who have a need to know such information and have agreed to keep such information confidential).  Notwithstanding the foregoing, each Party may disclose information related to this Agreement to another party to a Proposal Agreement or to the disclosing Party’s Affiliates and its and their respective counsel, directors, officers, employees, lenders, advisors, suppliers, subcontractors, vendors, or consultants, in each case, who have a need to know such information and have agreed to keep such information confidential, only if necessary to comply with its obligations hereunder or thereunder or to coordinate the parties’ obligations under different Proposal Agreements. Each Party shall be responsible for ensuring that any Person to whom it discloses any Confidential Information shall comply with the restrictions in this Section 23.6.  The restrictions in this Section 23.6 shall not apply (w) to the extent disclosure is required by Applicable Law or the requirements of a Governmental Authority (including a court order, oral questions, written interrogatories, request for information or documents, subpoena or similar process, or the requirements of any stock exchange or other Governmental Authority to which the Parties, or any of their Affiliates are subject), (x) to the extent reasonably deemed by the disclosing Party to be required or desirable in connection with regulatory proceedings (including proceedings relating to FERC or any other national, federal, provincial, state or regulatory agency), (y) to the extent reasonably deemed by the disclosing Party to be required to be disclosed in connection with a Dispute between the Parties, or the defense of any litigation or dispute, or (z) as approved for release or disclosure by the Party whose Confidential Information is at issue.  In the event disclosure is made pursuant to this Section 23.6, and except for disclosures pursuant to the requirements of securities laws or any stock exchange, the disclosing Party shall use reasonable efforts to minimize the scope of any disclosure and advise recipients of any applicable confidentiality restrictions provided herein.  Notwithstanding the foregoing, this Section 23.6 shall not apply to the following information:

(a)Information that is a matter of public knowledge at the time of its disclosure or is thereafter published in or otherwise ascertainable from a source available to the public without breach of this Section 23.6;

(b)Information that is obtained from a Person other than by or as a result of unauthorized disclosure; or

(c)Information that, prior to the time of disclosure, had been independently developed or obtained by the disclosing Party or its Affiliates independent of information obtained as a result of unauthorized disclosure.

Section 23.7No Third-Party Rights.  Except for any secured lenders contemplated by Section 22.3 and any Owner Indemnified Party or Purchaser Indemnified Party contemplated by Article XX, the Parties do not intend for this Agreement to confer a third-party beneficiary status or rights of action upon any Person whatsoever other than the Parties and their permitted successors and assigns, and nothing contained herein, either express or implied, shall be construed to confer upon any Person, other than the Parties and their permitted successors and assigns, any rights of action or remedies under this Agreement or in any manner, or any duty, standard of care, or liability with respect thereto.  This Agreement does not create any third-party rights, except as expressly stated above in this Section 23.7.

Section 23.8Permitted Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of each of the Parties and their permitted successors, legal representatives and assigns.

Section 23.9Relationship of the Parties.  This Agreement shall not be construed as creating an association, joint venture, trust or partnership between the Parties or as imposing any partnership obligation or liability upon either Party.  Except as contemplated by Article X or Section 14.7, neither Party shall have any right, power or authority to enter into any agreement or undertaking for, or act on behalf of, or to act as or be an agent or representative of, or to otherwise bind, the other Party.

Section 23.10Construction.  No presumption shall operate in favor of or against either Party as a result of any responsibility for drafting this Agreement.

Section 23.11Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall constitute but one and the same instrument.  The Parties acknowledge and agree that any document or signature delivered by facsimile or electronic transmission shall be deemed to be an original executed document for all purposes hereof.

Section 23.12Survival.  The provisions of Section 3.3, Section 3.4, Article IX, Article XIII, Article XIV, Article XVII, Article XVIII, Article XIX, Article XX and this Article XXIII shall survive the expiration or earlier termination of this Agreement.

Section 23.13Language.  All notices, requests, demands, waivers, consents and other communications between Owner and Purchaser under this Agreement shall be conducted in English.

Section 23.14Headings and Table of Contents.  The headings of the articles and sections of this Agreement and the Table of Contents are inserted for purposes of convenience only, and shall not be construed to affect the meaning or construction of any of the provisions hereof.

Section 23.15Waiver of Immunities.  The Parties acknowledge and agree that this Agreement and the transactions contemplated hereby constitute a commercial transaction.  To the extent a Party (including any assignees of a Party’s rights or obligations under this Agreement) may be entitled, in any jurisdiction, to claim for itself, or any of its assets, revenues or properties, sovereign or other immunity, as the case may be, from service of process, suit, the jurisdiction of any court or arbitral tribunal, attachment (whether in aid of execution or otherwise) or enforcement of a judgment (interlocutory or final) or award or any other legal process in a matter arising out of or relating to this Agreement, each Party agrees not to claim or assert, and hereby waives, such immunity.  Without limiting the generality of the foregoing, each Party agrees that the waivers set forth in this Section 23.15 shall have the fullest scope permitted under the Immunities Act and under any other Applicable Law related to sovereign immunity.

[Signature pages follow]

IN WITNESS WHEREOF, Owner and Purchaser have executed this Agreement as of the Execution Date.

OWNER:

CENTRAL MAINE POWER COMPANY

By:	/s/ Douglas Herling
Name:	Douglas Herling
Title:	President & CEO

By:	/s/ Eric N. Stinneford
Name:	Eric N. Stinneford
Title:	Vice President, Controller, Treasurer & Clerk

PURCHASER:

H.Q. ENERGY SERVICES (U.S.) INC.

By:	/s/ David Murray
Name:	David Murray
Title:	Chairman of the Board and President

1

Attachment A

Description of Transmission Projects

The Québec Line and the NECEC Transmission Line consist in their entirety of:

(1)

New 207 mile (145.3 miles in Maine) +/- 320 kV overhead HVDC transmission line that will run between the existing Appalaches Substation in Thetford Mines, Québec and a new HVDC converter station approximately 1.6 miles from the existing Larrabee Road Substation in Lewiston, Maine;

(2)	New HVDC converter stations at both ends of the transmission line; and

(3)

Certain upgrades to the existing high voltage alternating current (AC) New England transmission system necessary to permit the interconnection and transmission of Hydro Generation to the New England Control Area (as defined in the ISO-NE Tariff) at the existing Larrabee Road substation under the requirements of Section I.3.9 and the CCIS of ISO-NE Tariff.

(4)	System upgrades to the existing Québec transmission system as determined by the Hydro-Québec TransÉnergie System Impact Study (OASIS #203T), as it may be updated.

Owner is the developer of the portion of the NECEC Transmission Line from the Québec-Maine border to the Lewiston area and all transmission upgrades on the U.S. side of the border. The NECEC Transmission Line and the Québec Line are expected to connect at the Québec-Maine border in the northwest corner of Maine in Beattie Township.

The Québec Line will be constructed by TransÉnergie, a division of Hydro-Québec and an Affiliate of Purchaser.

Owner will construct, own, operate and maintain the NECEC Transmission Line, which will be constructed in existing transmission corridors owned by Owner.

The NECEC Transmission Line consists of the following transmission facilities:

(1)	Core Project Elements:

a.	Transmission Line Equipment:

i.	New 145.3 mile +/-320 kV HVDC transmission line from the Canadian Border to a new converter substation located on Merrill Road in Lewiston
ii.	New 1.6 mile 345 kV AC transmission line from the new Merrill Road converter substation to the existing Larrabee Road substation

b.	Substation Equipment:

i.	New 345 kV AC to +/-320 kV HVDC 1200 MW Merrill Road converter substation
ii.	Add 345 kV AC transmission line terminal at the existing Larrabee Road substation

(2)	Network Upgrades (subject to change based on ISO-NE system impact study analysis):

a.	Transmission Line Equipment:

i.	New 26.5 mile 345 kV AC transmission line from the existing Coopers Mills substation in Windsor to the existing Maine Yankee substation in Wiscasset

ii.	New 0.3 mile 345 kV AC transmission line from the existing Surowiec substation in Pownal to a new substation on Fickett Road in Pownal

iii.	Rebuild 9.3 mile 115 kV Section 62 AC transmission line from the existing Crowley Road substation in Sabattus to the existing Surowiec substation

iv.	Rebuild 16.1 mile 115 kV Section 64 AC transmission line from the existing Larrabee Road substation to the existing Surowiec substation

v.	Partial rebuild of 0.8 mile each of 115 kV Section 60/88 outside Coopers Mills substation

vi.

Partial rebuild of 0.3 miles of 345 kV Section 392 AC transmission line between the Coopers Mills substation and the Maine Yankee substation and approximately 3.5 miles of reconductor work on existing double circuit lattice steel towers outside of the Maine Yankee substation

vii.	Partial rebuild of 0.3 miles of 345 kV Section 3025 between Coopers Mills substation and Larrabee Road substation

viii.	Partial rebuild 0.8 miles of 34.5 kV Section 72 AC transmission line outside of the Larrabee Road substation

b.	Substation Equipment:

i.	Replace existing Larrabee Road 345/115 kV 448 MVA autotransformer with a 600 MVA autotransformer

ii.	Add 345 kV AC transmission line terminal at the existing Maine Yankee substation

iii.	Add 345 kV AC transmission line terminal and 115 kV switch replacements at the existing Surowiec substation

iv.	115 kV Switch and bus wire replacements at Crowley substation

v.	New 345 kV Fickett Road substation with 345 kV +/-200 MVAr Static Compensator (STATCOM)

vi.	Add 345 kV AC transmission line terminal and additional 345 kV +/-200 MVAr STATCOM (+/-400 MVAr total with the +/-200 MVAr existing) at the existing Coopers Mills substation

vii.	Add 345/115 kV 448 MVA autotransformer, associated 115 kV buswork and terminate existing 115 kV Sections 164, 164A and 165 into three new breaker-and-a-half bays at the existing Raven Farm substation

The NECEC transmission components located in Maine are depicted geographically in relationship to the existing Owner transmission system in Figure 1 below.

NEW ENGLAND
CLEAN ENERGY
CONNECT
CENTRAL MAINE
POWER
QUÉBEC
MAINE
NEW
BRUNSWICK
VERMONT
NEW HAMPSHIRE
MASSACHUSETTS
BANGOR
AUGUSTA
PORTLAND
PORTSMOUTH
BOSTON
ATLANTIC OCEAN
KESWICK
KEENE
ROAD
PT. LEPREAU
PITTSFIELD
ORRINGTON
ALBION
ROAD
COOPERS
MILLS
CONVERTER STATION
LARRABEE ROAD
CROWLEY
PICKETT ROAD
BUXTON
NEW 345-MILE DC
TRANSMISSION LINE
NEW 345 kV LINE TERMINAL
ADDITIONAL 200 MVAR STATCOM
NEW 27-MILE 345 kV TRANSMISSION LINE
NEW 345 kV LINE TERMINAL
NEW 345 kV LINE TERMINAL
NEW AUTO TRANSFORMER
NEW 115 kV STATION
UPGRADE AT CROWLEY 115 kV SUBSTATION
NEW 345 kV PICKETT ROAD SUBSTATION
WITH 200 MVAR STATCOM
NEW DC LINK
EXISTING 345 kV SYSTEM
NEW 345 kV LINE
REBUILD 115 kV SECTIONS
EXISTING SUBSTATION
PROPOSED SUBSTATION
NEW DC CONVERTER STATION
N

Figure 1 – Map Depicting the Components of the NECEC Transmission Line

The Québec Line consists of the following transmission facilities:

(1)	Core Project Elements:

a.	Transmission Line Equipment:

i.	New 65 mile +/-320 kV HVDC transmission line from the Appalaches substation located in Thetford Mines to the U.S. border
b.	Substation Equipment:

i.	New +/-320 kV, 1200 MW HVDC converter connected to the 735 kV AC bus of the Appalaches substation and associated 735 kV bus work
(2)	Network Upgrades (subject to change based on additional system impact study analysis):

a.	Transmission Line Equipment:

i.	Thermal upgrade of existing 735 kV lines 7005 and 7035 (68 miles from Lévis substation to Nicolet substation)

ii.	Thermal upgrade of existing 735 kV line 7049 (44 miles from Montérégie substation to Hertel substation)

b.	Substation Equipment:

i.	Add two 200 MVAr shunt capacitor banks at the Carignan substation

ii.	Add one 330 MVAr shunt reactor at the Carignan substation

Attachment B

Critical Milestones

Item	Critical Milestone*	Due Date**
1.	Closing of Any Required Financing	March 7, 2019
2.	Receipt of all Owner Approvals (other than Municipal Owner Approvals) and AC Upgrade Approvals in Final Form	December 14, 2019
3.	Receipt of all Canadian Approvals	March 11, 2021
4.	Receipt of all Municipal Owner Approvals	March 31, 2022
5.	Execution of Contract with the Manufacturer of the Converter Station at the Southern End of the HVDC Line and associated minimum 5% contract value payment	July 30, 2019
6.	Execution of Contract for the Engineering, Procurement, or Construction of the Converter Station on the Québec Line	July 30, 2019
7.	Commercial Operation Date	December 13, 2022

*As defined in Section 4.1(a)

**Subject to extension in accordance with the Agreement

Attachment C

Owner Approvals

Set forth below are the Governmental Approvals and Third Party Consents, in each case, required to commence construction of and operate the NECEC Transmission Line:

1.	ISO-NE: Approval pursuant to Section I.3.9 of the ISO-NE Tariff to interconnect and operate the NECEC Transmission Line at no fewer than 1,040 MW
2.	Maine Public Utilities Commission (MPUC): Certificate of Public Convenience and Necessity (CPCN)
3.	U.S. Department of Energy (DOE): Presidential Permit
4.	Maine Department of Environmental Protection (MDEP):
a.	Site Location of Development Act (SLODA) Permit
b.	Stormwater Management Permit
c.	Natural Resources Protection Act (NRPA) Permit
d.	Clean Water Act (CWA) Section 401 Water Quality Certification
e.	Maine Construction General Permit

The SLODA Permit, Stormwater Management Permit, NRPA Permit, and CWA Section 401 Water Quality Certification may be combined into one permit.

5.	Maine Land Use Planning Commission (LUPC): Certificate of Compliance
6.	Maine Department of Agriculture, Conservation and Forestry:
a.	Submerged Lands Lease
b.	Public Reserved Land Lease
7.	Maine Department of Transportation (DOT):
a.	Utility Location/Road Opening Permits
b.	Driveway/Entrance Permits
8.	U.S. Army Corps of Engineers:
a.	CWA Section 404 - Individual Permit
b.	Section 10 Rivers & Harbors Act of 1899
9.	Federal Aviation Administration Infrastructure in Vicinity of Airports: Determination of No Hazard to Air Navigation
10.	Municipal Owner Approvals:
a.	The Municipal Owner Approvals consist of the following types of permits:
i.	Shoreland zoning permits
ii.	Building permits
iii.	Flood hazard development permits

iv.	Conditional use / rezoning approvals
v.	Site plan / subdivision approvals
vi.	Driveway / entrance permits
vii.	Street opening, blasting and demolition permits
viii.	Utility location permits
b.

Owner shall obtain the Municipal Owner Approvals listed above that are necessary (if any) in the following municipalities for the NECEC Transmission Line, subject to any necessary exemptions issued by the MPUC relating to any Municipal Owner Approvals that are denied in any such municipalities or relating to any conditions contained in any Municipal Owner Approvals that are unacceptable to Owner:

i.	Alna
ii.	Lewiston
iii.	Anson
iv.	Livermore Falls
v.	Auburn
vi.	Moscow
vii.	Caratunk
viii.	New Gloucester
ix.	Chesterville
x.	New Sharon
xi.	Durham
xii.	Pownal

xiii.	Embden
xiv.	Starks
xv.	Farmington
xvi.	Whitefield
xvii.	Greene
xviii.	Wilton
xix.	Industry
xx.	Windsor
xxi.	Jay
xxii.	Wiscasset
xxiii.	Leeds
xxiv.	Woolwich

Attachment D

Canadian Approvals

Set forth below are, to the best of Purchaser’s knowledge, the Governmental Approvals and Third Party Consents, in each case, required to commence construction of the Québec Line:

•	Permit from the National Energy Board to construct, operate, maintain or connect an international power line pursuant to the National Energy Board Act (R.S. C., 1985, c. N-7);
•	Permit from the International Boundary Commission required to cross the Canada-U.S. border pursuant to Article 5 of the International Boundary Commission Act;
•	Authorization from the Régie de l’énergie to acquire, construct or dispose of transmission assets pursuant to an Act respecting the Régie de l’énergie (R.S.Q., chapter R-6.01);
•

Expropriation Order in council, if required, to acquire by expropriation any immovable, servitude or construction required for the transmission of power pursuant to Hydro-Québec Act (R.S.Q., chapter H-5) and the Expropriation act (R.S.Q., chapter E-24);

•

Certificate of authorization issued by the Government of Québec to construct the transmission line under Section 31.5 of the Environmental Quality Act subject to the environmental and social impact assessment and review procedure;

•

Certificate of authorization issued by the Ministère du Développement durable, de l’Environnement et de la Lutte contre les changements climatiques approving the plans and specifications of the transmission line pursuant to Section 22 of the Environmental Quality Act;

•

Authorization of the Commission de protection du territoire agricole du Québec, if required, approving the use of land situated in an agricultural zone for purposes other than agriculture under Sections 58 and 62 of the Act respecting the preservation of agricultural land and agricultural activities;

•	Opinion on project compliance with objectives of the city or regional county municipalities’ land-use and development plan.

Attachment E

Owner’s Preliminary Project Schedule and Construction Schedule

Attachment F

Required Insurance

Owner shall obtain and maintain with qualified insurers authorized to issue insurance of the types described below in the State of Maine.

During construction of the NECEC Transmission Line Owner shall maintain or effect to be maintained the following insurance coverages:

•	Primary and Excess Liability
•	Construction All Risk / Builders Risk
•	Worker’s Compensation, Employers’ Liability and any other mandatory insurances
•	Pollution / Environmental Liability

After the Commercial Operation Date Owner shall provide coverage both in terms of scope and limits of coverage that are in accordance with Good Utility Practice and the long-standing practice of Owner.  Operational coverage shall include the following insurance types:

•	Excess Liability
•	Operational All Risk Property Damage
•	Worker’s Compensation, Employers’ Liability and any other mandatory insurances

Note:  At any time after the Commercial Operation Date Owner may choose, as far as it is consistent with Good Utility Practice, to self-insure on customary terms and conditions any coverage (or coverage part) where it meets any state or regulatory requirements of self-insurers.

Attachment G

Rate Adjustment Formula

In the event that a Transmission Service Payment is subject to reduction pursuant to Section 8.1, such reduced payment shall equal the Transmission Service Payment that would otherwise be payable under the Agreement for a particular month multiplied by the lesser of 1 or the following fraction:

(Contract Capacity x 0.90)
1 -	minus (Contract Capacity x A)
(Contract Capacity x 0.90)

Where A =	∑ Hourly Availability for all hours in such month
∑ Hours in such month

For purposes of calculating A, Excused Outages (for which Owner is paid full Transmission Service Payments pursuant to the terms of the Agreement) will be regarded as hours in which one hundred percent (100%) of Contract Capacity was provided.

Attachment H

Refund Calculation

This example is intended to illustrate the methodology for the calculation of a subsequent refund of a late payment. This example and the numbers used in this example are purely illustrative and are in no way intended to supersede any part of the Agreement, including Section 13.3.

Assumptions

•	Interest Rate = 12 percent per annum (compounded monthly)

June 2043 Billing

Invoice Amount	$1,000
Date of Invoice	June 1, 2043
Due Date	June 15, 2043
Payment Date	July 1, 2043

The total amount due on the date of payment is $1,005, which amount is computed by adding $1,000 (the original amount invoiced) and $5 (the ½ month late interest fee).

Subsequent Refund

If later, on July 1, 2044, the aforesaid payment is required to be refunded, the refund will equal the $1,000 payment made on July 1, 2043 (the original amount invoiced), plus the interest accrued on that $1,000 payment from the due date of June 15, 2043 to the date of refund on July 1, 2044. To ensure that the refund does not double recover interest, the following language has been included in Section 13.3 of the Agreement: “[I]f all or a portion of the amount [here, the $1,000 payment due on June 15, 2043] to which such interest relates [here, the $5 late interest fee] is later refunded pursuant to this Agreement [here, on July 1, 2044], then, in calculating that refund, such interest [here, $5] shall not be included in the refund.”

Attachment I

Real Estate Rights

Attachment J

Form of Purchaser Guaranty

See attached.

Hydro-Québec 75, boulevard René-Lévesque ouest 5ième étage Montréal, Québec, Canada H2Z 1A4

CONVENTION DE CAUTIONNEMENT

La présente convention de cautionnement (« Cautionnement »), portant la date du    juin 2018, est conclue entre Hydro-Québec, société dûment constituée et régie par la Loi sur Hydro-Québec (L.R.Q., chapitre H-5) ayant son siège social et son principal lieu d’affaires au 75, boulevard René-Lévesque Ouest, Montréal, Québec, Canada, H2Z  1A4 (ci-après appelée « Caution »), et Central Maine Power Company, société dûment constituée en vertu des lois de l’État du Maine, ayant son principal lieu d'affaires au 83 Edison Drive, Augusta ME 04336, États-Unis d'Amérique (ci-après appelée « Bénéficiaire »).

GUARANTY AGREEMENT

This Guaranty Agreement («Guaranty»), dated                                                  as of June      2018, is made and entered into between Hydro-Québec, a body politic and corporate, duly incorporated and regulated by Hydro-Québec Act (R.S.Q., chapter H-5) and having its head office and principal place of business at 75, René-Lévesque Boulevard West, Montréal, Québec, Canada, H2Z 1A4, hereinafter referred to as the «Guarantor» and Central Maine Power Company, a corporation duly organized under the laws of the State of Maine, having its principal place of business at 83 Edison Drive, Augusta ME 04336, United States of America, (hereinafter referred to as the «Beneficiary»).

ATTENDU QUE le Bénéficiaire et H.Q. ENERGY SERVICES (U.S.) INC., société créée en vertu des lois de l’état du Delaware, ayant son lieu d’affaires au 225 Asylum Street, 27th étage, Hartford, CT 06103 (ci-après appelée « HQUS »), filiale en propriété indirecte de la Caution, ont signé les ententes suivantes: (a) une entente de service de transport pour l’achat de 579.335 MW de service de transport ferme du Bénéficiaire  en date du 13 juin 2018, (b) une entente de service de transport pour l’achat de 498.348 MW de service de transport ferme du Bénéficiaire  en date du 13 juin 2018, (c) une entente de service de transport pour l’achat de 12.317 MW de service de transport ferme du Bénéficiaire en date du 13 juin 2018, (d) une entente de service de transport pour l’achat de 110 MW de service de transport ferme du Bénéficiaire  en date du 13 juin 2018 (ci-après appelées collectivement les « Conventions »);

WHEREAS the Beneficiary and H.Q. ENERGY SERVICES (U.S.) INC., a corporation created under the laws of the State of Delaware, having its place of business at 225 Asylum Street, 27th Floor, Hartford, CT 06103, (hereinafter referred to as «HQUS»), an indirectly owned subsidiary of the Guarantor, have executed the following agreements: (a) a Transmission Service Agreement for the purchase of 579.335 MW of firm transmission service from the Beneficiary  dated as of June 13, 2018; (b) a Transmission Service Agreement for the purchase of 498.348 MW of firm transmission service from the Beneficiary dated as of June 13, 2018; (c) a Transmission Service Agreement for the purchase of 12.317 MW of firm transmission service from the Beneficiary dated as of June 13, 2018, and (d) a Transmission Service Agreement for the purchase of 110 MW of firm transmission service from the Beneficiary dated as of June 13, 2018 (hereinafter collectively referred to as the «Agreements»);

ATTENDU QUE la Caution bénéficiera directement ou indirectement des Conventions ;	WHEREAS the Guarantor will directly or indirectly benefit from the Agreements;

ATTENDU QUE le Bénéficiaire a exigé que la Caution garantisse inconditionnellement au Bénéficiaire toutes les obligations de paiement qui incombent à HQUS en vertu des Conventions, sous réserve de la somme maximale prévue à l’article 1 du présent Cautionnement;

WHEREAS the Beneficiary has required that the Guarantor unconditionally guarantee to the Beneficiary all payment obligations of HQUS under the Agreements; subject to a maximum dollar limitation as provided in Section 1 of this Guaranty;

EN CONSÉQUENCE, eu égard à ce qui précède, la Caution s’entend avec le Bénéficiaire sur ce qui suit :	NOW THEREFORE, in consideration of the premises, the Guarantor hereby agrees with the Beneficiary as follows:

Article 1. Cautionnement à l’égard du paiement. La Caution garantit absolument, irrévocablement et inconditionnellement au Bénéficiaire, ses ayants droit et endossataires et cessionnaires, le prompt paiement à l’échéance de toutes les sommes dues actuellement et ultérieurement par HQUS au Bénéficiaire conformément aux Conventions, sur demande écrite du Bénéficiaire stipulant que HQUS a manqué à ses obligations découlant des Conventions et que la somme réclamée est due au Bénéficiaire; toutefois, la responsabilité qui incombe à la Caution en vertu du présent Cautionnement est limitée à la Somme Globale (telle que définie ci-dessous) majorée de tous les frais raisonnables engagés par le Bénéficiaire pour faire valoir ses droits contre la Caution en vertu du présent Cautionnement, y compris les honoraires d’avocats, frais de justice et coûts semblables. Aux fins du présent Cautionnement, la « Somme Globale » signifie : (a) CENT MILLIONS DE DOLLARS U.S. (U.S. $100,000,000) sur réception de l’Approbation Réglementaire (Regulatory Approval, tel que défini aux Conventions) ; (b) augmenté à DEUX CENT MILLIONS DE DOLLARS U.S. (U.S.$200,000,000) sur réception des Approbations du Propriétaire (Owner Approvals, tel que défini aux Conventions) ; (c) augmenté à DEUX CENT CINQUANTE MILLIONS DE DOLLARS U.S. (U.S.$250,000,000) commençant trente (30) jours avant le vingtième (20e) anniversaire de la Commercial Operation Date (Commercial Operation Date, tel que défini aux Conventions) ; et (d) réduit à DEUX CENT MILLIONS DE DOLLARS U.S. (U.S.$200,000,000) à compter du trentième (30e) anniversaire de la Commercial Operation Date (Commercial Operation Date, tel que défini aux Conventions).

Section 1. Payment Guaranty. The Guarantor absolutely, irrevocably, and unconditionally guarantees to the Beneficiary, its successors and endorsees and assignees, the prompt payment when due of all present and future amounts owed by HQUS to the Beneficiary in accordance with the Agreements, upon a written demand by the Beneficiary stating that HQUS has failed to fulfill its obligations and liabilities resulting from the Agreements and that the amount claimed is due and payable to the Beneficiary, provided that the liability of the Guarantor under this Guaranty shall be limited in the aggregate to the Maximum Amount (as hereinafter defined) plus all reasonable expenses incurred by the Beneficiary to enforce its rights against the Guarantor under this Guaranty including, without limitation, attorneys' fees, court costs and similar costs.  For purposes of this Guaranty, the “Maximum Amount” shall mean: (a) ONE HUNDRED MILLION U.S.DOLLARS (U.S. $100,000,000) commencing on receipt of the Regulatory Approval (as defined in the Agreements); (b) increased to TWO HUNDRED MILLION U.S. DOLLARS (U.S. $200,000,000) commencing on receipt of the Owner Approvals (as defined in the Agreement) (c) increased to TWO HUNDRED AND FIFTY MILLION U.S. DOLLARS (U.S. $250,000,000) thirty (30) days prior to the twentieth (20th) anniversary of the Commercial Operation Date (as defined in the Agreements); and (d) decreased to TWO HUNDRED MILLION U.S. DOLLARS (U.S. $200,000,000) on the thirtieth (30th) anniversary of the Commercial Operation Date (as defined in the Agreements).

À la demande de la Caution, le Bénéficiaire fournira à celle-ci tous les renseignements utiles se rapportant à la teneur et aux conditions des obligations de HQUS en ce qui concerne les Conventions ainsi qu’un relevé de compte détaillé relatif aux factures et aux paiements.

At the Guarantor's request, the Beneficiary shall provide the Guarantor with any useful information respecting the content and the terms and conditions of the obligations and liabilities of HQUS with regard to the Agreements and a statement of account with details of billings and payments.

Article 2. Nature du Cautionnement. Les obligations qui incombent à la Caution en vertu des présentes sont assujetties à toutes les clauses contractuelles de protection, de limitation, de renonciation et d’exclusion et à tous les droits dont bénéficie HQUS en vertu des Conventions, et la Caution bénéficie de toute modification apportée aux Conventions, de toute renonciation à ses dispositions et de tout consentement donné à l’inexécution d’une de ses dispositions dans la mesure où HQUS aurait eu droit à ces avantages, le cas échéant.  Néanmoins, le présent Cautionnement ne peut être considéré comme éteint ni modifié d’aucune façon du fait de l’existence, de la validité, de l’opposabilité, de la perfection ou de la portée de toute sûreté donnée en garantie d’obligations quelconques de HQUS découlant des Conventions.

Section 2. Nature of Guarantee. The Guarantor's obligations hereunder shall be subject to all the contractual protections, limitations, waivers, exclusions and rights which HQUS has under the Agreements, and the Guarantor shall be entitled to the benefits of any modification of, amendment to, waiver of or consent to departure from the Agreements to the extent, if any, HQUS would have been entitled to such benefits.  Nonetheless, this Guaranty shall not be deemed discharged, impaired or affected by the existence, validity, enforceability, perfection, or extent of any collateral for any obligations under the Agreements of HQUS.

Article 3. Consentements, renonciations et renouvellements. La Caution convient que le Bénéficiaire peut en tout temps, soit avant ou après l'échéance, sans donner d’avis à la Caution ou obtenir d’autre consentement de celle‑ci, prolonger le délai de paiement d’obligations de paiement découlant des Conventions, échanger ou remettre toute sûreté donnée à leur égard ou encore renouveler les Conventions, et qu'il peut également conclure toute entente avec HQUS ou avec toute autre partie aux obligations prévues aux Conventions, toute personne responsable à l'égard de ces obligations ou toute personne ayant un intérêt dans celles-ci, relativement au prolongement, au renouvellement, au paiement, à la décharge ou à la libération de ces obligations ou encore à la conclusion d'un compromis visant celles-ci, en tout ou en partie, ou relativement à toute modification des conditions y afférentes ou des conditions de toute convention passée entre le Bénéficiaire et HQUS ou n'importe laquelle de ces autres parties ou personnes, sans toucher le présent Cautionnement de quelque manière que ce soit. La Caution convient que le Bénéficiaire peut recourir à elle relativement au paiement des obligations découlant des Conventions, que le Bénéficiaire ait ou non recouru à une sûreté accessoire ou qu'il ait ou non exercé un recours contre tout autre débiteur principal ou secondaire de n'importe laquelle des obligations découlant des Conventions.

Section 3. Consents, Waivers and Renewals.  The Guarantor agrees that the Beneficiary may at any time and from time to time, either before or after maturity thereof, without notice to or further consent of the Guarantor, extend the time of payment of any payment obligations under the Agreements, exchange or surrender any collateral therefor, or renew the Agreements, and may also make any agreement with HQUS or with any other party to, or person liable for, or any of the obligations contemplated in the Agreements, or interested therein, for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of the terms thereof or of any agreement between the Beneficiary and HQUS or any such other party or person, without in any way impairing or affecting this Guaranty.  The Guarantor agrees that the Beneficiary may resort to the Guarantor for payment in virtue of the Agreements, whether or not the Beneficiary shall have resorted to any collateral security, or shall have proceeded against any other obligor principally or secondarily obligated with respect to any of the obligations in virtue of the Agreements.

Article 4. Subrogation. Dans tous les cas, y compris l’insolvabilité de HQUS, la Caution n'exercera aucun droit qu'elle peut acquérir par voie de subrogation tant que toutes les sommes dues au Bénéficiaire en vertu des Conventions n'auront pas été payées intégralement. Sous réserve de ce qui précède, sur paiement de toutes les obligations liées aux Conventions, la Caution sera subrogée dans les droits du Bénéficiaire contre HQUS et le Bénéficiaire s’engage à prendre, aux frais de la Caution, les mesures que la Caution pourra raisonnablement lui demander de prendre pour faire valoir cette subrogation.

Section 4. Subrogation. In any case, including HQUS's insolvency, the Guarantor will not exercise any rights, which it may acquire by way of subrogation, before all amounts due to the Beneficiary under the Agreements shall have been paid in full.  Subject to the foregoing, upon payment of all the obligations related to the Agreements, the Guarantor shall be subrogated to the rights of the Beneficiary against HQUS and the Beneficiary agrees to take, at the Guarantor's expense, such steps as the Guarantor may reasonably request to implement such subrogation.

Article 5. Droits cumulatifs. Aucune omission de la part du Bénéficiaire d'exercer tout droit, recours ou pouvoir conféré par les présentes, et aucun retard à le faire ne constituent une renonciation à cet égard, et l'exercice unique ou partiel par le Bénéficiaire d'un droit, recours ou pouvoir quelconque conféré par les présentes n'empêche pas l'exercice ultérieur de tout droit, recours ou pouvoir. Tous et chacun des droits, recours et pouvoirs qui sont conférés par les présentes au Bénéficiaire ou dont celui-ci peut se prévaloir en vertu de la loi ou d'une autre convention sont cumulatifs et non exclusifs, et ils peuvent être exercés par le Bénéficiaire de temps à autre.

Section 5. Cumulative Rights. No failure on the part of the Beneficiary to exercise, and no delay in exercising any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by the Beneficiary of any right, remedy or power hereunder preclude any other future exercise of any right, remedy or power.  Each and every right, remedy and power hereby granted to the Beneficiary or allowed to it by law or other agreement shall be cumulative and not exclusive of any other, and may be exercised by the Beneficiary from time to time.

Article 6. Renonciation aux avis. La Caution renonce à l'avis d'acceptation du présent Cautionnement, ainsi qu'à tout avis de refus, de présentation et de demande, sauf comme il est indiqué à l'article 1, à tout avis d’exercice d’un droit et à tous autres avis, quels qu'ils soient.

Section 6. Waiver of Notice. The Guarantor waives notice of the acceptance of this Guaranty, notice of dishonor, presentment and demand, except as set forth in Section 1, notice of exercise of any right and all other notices whatsoever.

Article 7. Déclarations et garanties.

La Caution fait les déclarations et donne les garanties suivantes :

a)  Elle est une société dûment organisée, elle existe validement, elle est en règle en vertu des lois du territoire où elle a été constituée en société et elle a en tant que société tous les pouvoirs nécessaires pour signer, livrer et exécuter le présent Cautionnement.

b)  La signature, la livraison et l'exécution du Cautionnement ont été et demeurent dûment autorisées par toutes les mesures nécessaires de la part de la Caution et ne violent aucune disposition de la loi ou des documents constitutifs de la Caution ni aucune restriction contractuelle liant la Caution ou ses actifs.

c)  Le Cautionnement constitue l'obligation juridique, valide et exécutoire de la Caution et il est susceptible d'exécution contre la Caution conformément à ses conditions, sous réserve, quant à l'exécution, de la législation en matière de faillite, d'insolvabilité et de réorganisation et de toute législation semblable et sous réserve des principes généraux d’equity.

Section 7. Representations and Warranties.

The Guarantor represents and warrants that:

a)  It is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has full corporate power to execute, deliver and perform this Guaranty.

b)  The execution, delivery and performance of the Guaranty have been and remain duly authorized by all necessary corporate action and do not contravene any provision of law or the Guarantor's constitutional documents or any contractual restriction binding on the Guarantor or its assets.

c)  The Guaranty constitutes a legal, valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization and other similar laws and to general principles of equity.

Article 8. Compensation et demandes reconventionnel-les. La Caution est fondée à faire valoir tous les droits et moyens de défense que HQUS peut invoquer en vertu des Conventions, et peut notamment exiger toute compensation ou présenter toute demande reconventionnelle que HQUS ou une autre société du même groupe que la Caution peut ou pourrait invoquer. Toutefois, la responsabilité de la Caution en vertu Cautionnement n’est en rien modifiée en cas de faillite, d’insolvabilité, de dissolution ou de liquidation de HQUS.

Section 8. Setoff and Counterclaims. The Guarantor shall be entitled to assert all rights and defenses that HQUS may be entitled to under the Agreements, including, but not limited to, any setoff or counterclaims that HQUS or any other affiliate of the Guarantor is or may be entitled to.  Notwithstanding the preceding sentence, the liability of the Guarantor under the Guaranty shall not be affected because of the bankruptcy, insolvency, dissolution or liquidation of HQUS.

Article 9.  Résiliation. La présente garantie de paiement constitue un cautionnement continu en vigueur pendant la durée des Conventions jusqu’à l’exécution intégrale des obligations de HQUS en vertu des Conventions et au paiement intégral de toutes les obligations.

Section 9. Termination. This guarantee of payment is a continuing guarantee effective during the term of the Agreements and until complete performance by HQUS of its obligations under the Agreements and payment in full of all obligations.

Article 10. Cession. Aucune des parties ne peut céder ses droits, intérêts ou obligations découlant des présentes à quiconque sans le consentement écrit préalable de la Caution ou du Bénéficiaire, selon le cas. Toutefois, le Bénéficiaire peut céder ses droits, intérêts ou obligations découlant des présentes à un cessionnaire de ses droits en vertu des Conventions advenant une cession permise en vertu de ses dispositions.

Section 10. Assignment. Neither Party may assign its rights, interest or obligations hereunder to any other person without the prior written consent of the Guarantor or the Beneficiary, as the case may be; provided that Beneficiary may assign its rights, interest and obligations under this Guaranty to the assignee of its rights in the Agreements in the event of a permitted assignment thereunder.

Article 11. Avis. Tous les avis et autres communications se rapportant au présent Cautionnement doivent être écrits et être livrés en main propre ou par courrier recommandé (avec demande d’accusé de réception), service de messagerie pour le lendemain ou être transmis par télécopieur (sauf s’il s’agit d’une demande de paiement) et être adressés ou acheminés à l’une des adresses suivantes :

Section 11. Notices. All notices or other communications in respect of this Guaranty shall be in writing, and delivered by hand or by registered mail (return receipt requested), overnight courier service or given by facsimile (except for a demand of payment) and addressed or directed as follows:

S’ils sont destinés à la Caution :

HYDRO-QUÉBEC

À l’attention du vice‑président Financement, trésorerie et caisse de retraite

75, boulevard René-Lévesque Ouest

5[e] étage Montréal (Québec) Canada

H2Z 1A4 Télécopieur : 514 289-5409

S’ils sont destinés au Bénéficiaire : Douglas Herling President & CEO Central Maine Power Company 83 Edison Drive Augusta, Maine 04336 Télécopieur : 207-626-9779	If to the Guarantor: HYDRO-QUÉBEC Attention : Vice-President Financing, Treasury and Pension Fund 75, René-Lévesque Boulevard West 5th floor Montréal (Québec) Canada H2Z 1A4 Facsimile: 514 289-5409	If to the Beneficiary: Douglas Herling President & CEO Central Maine Power Company 83 Edison Drive Augusta, Maine 04336 fax 207-626-9779

ou à l’adresse dont la Caution ou le Bénéficiaire peut notifier l’autre partie de temps à autre.	or such address as the Guarantor or the Beneficiary may give notice to the other party, from time to time.

Article 12. Ayants droit; lois applicables.  Le présent Cautionnement lie la Caution, ses ayants droit et ses cessionnaires, et est régie par et doit être interprétée conformément aux lois de l'État de New York.

Section 12. Successors; Governing Law.  This Guarantee shall be binding upon the Guarantor, its successors and assignees, and shall be governed by and construed in accordance with the laws of the State of New York.

Article 13. Convention intégrale. Le présent Cautionnement constitue la convention intégrale intervenue entre la Caution et le Bénéficiaire quant à son objet et remplace toutes les conventions et ententes antérieures, écrites ou verbales, entre la Caution et le Bénéficiaire quant à l’objet des présentes.

Section 13. Entire agreement. This Guaranty constitutes the entire agreement of the Guarantor and the Beneficiary pertaining to the subject matter hereof and supersedes all prior written or oral agreements and understandings between the Guarantor and the Beneficiary with respect to the subject matter hereof.

Article 14. Modifications. Aucune modification apportée aux dispositions du présent Cautionnement ne lie les parties à moins d’avoir été faite par écrit et signée par chaque partie.

Article 15. Cautionnement unique. Nonobstant l’existence de plusieurs copies originales du présent

Cautionnement, le présent Cautionnement constitue un acte unique en faveur du Bénéficiaire et le Bénéficiaire ne peut tirer un montant qui excède globalement la limite établie à l’article 1 des présentes.

Section 14. Amendments. No amendments or modifications of or to any provision of this Guaranty shall be binding until in writing and executed by the Guarantor and the Beneficiary.

Section 15. Single Guaranty. Notwithstanding the existence of original copies of this Guaranty, this Guaranty constitutes a single instrument in favor of the Beneficiary and cannot be drawn upon in the aggregate by the Beneficiary in excess of the limitation set forth in Section 1.

EN FOI DE QUOI, la Caution partie aux présentes a signé le présent cautionnement à la date mentionnée ci-dessus.	IN WITNESS WHEREOF, the Guarantor hereto has executed this Guaranty, as of the date set forth above.

HYDRO-QUÉBEC

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